

AHEAD OF WHAT'S POSSIBLE™

2025 Annual Report

investor.analog.com

Ahead of What's Possible™

Analog Devices, Inc. (ADI) is a global semiconductor leader that bridges the physical and digital worlds to enable breakthroughs at the Intelligent Edge. ADI combines analog, digital, artificial intelligence (AI), and software technologies into solutions that help drive advancements in automation and robotics, mobility, energy and data centers, and healthcare, combat climate change, and reliably connect humans and the world.

Our Market Performance

Our industry-leading scale, scope, and diversity enable strong market performance in analog, digital, and software solutions.

FY2025 Revenue by End Market[1]



$11.0B
Annual revenue as of FY2025

13%
Consumer

13%
Communications

30%
Automotive

45%
Industrial

[1] The sum of the individual percentages may not equal 100% due to rounding.

Letter from our CEO and Chair

Dear Fellow Shareholders,

In ADI's fiscal 2025, we further demonstrated the enduring strength of our business model. Even as the semiconductor industry navigated a complex cyclical recovery, and broader geopolitical and macroeconomic uncertainty persisted, ADI delivered robust financial performance and made meaningful strategic progress. Our diversified portfolio – spanning industrial, healthcare, automotive, sustainable energy, data center infrastructure, communications, and advanced consumer applications – once again provided optionality and stability, enabling ADI to capture demand through the business cycle.

Durable Growth, Disciplined Execution

In fiscal 2025, revenue grew to $11 billion, up 17% year-over-year, driven by healthy demand across all end markets. Our topline strength, paired with operational discipline, generated $4.8 billion in operating cash flow (44% of revenue) and a record $4.3 billion in free cash flow, or 39% of revenue, and we returned $4.1 billion to our shareholders through dividends and stock buybacks.

In a world rich with opportunity, we continued to sharpen our focus this year on the areas that matter most as we build an even more exciting future for ADI.

Innovation has always been integral to ADI's brand and value proposition, forming the foundation for our superior financial performance. Accordingly, we continue to prioritize R&D as our most vital capital allocation. We made record investments in 2025 to further extend our leadership in our core analog, mixed signal, and power technologies. Simultaneously, we intensified our development activities in software, digital, and artificial intelligence to augment our core franchise, enabling us to address increased customer complexity and expedite their innovation cycles and time-to-market. In addition, we continued to dedicate resources to explore emerging technology frontiers – on our own and in partnership with leading institutional and ecosystem partners – to ensure ADI defines the structural framework of the future.

The combination of our ever more comprehensive technology portfolio with our extensive applications and domain expertise uniquely positions ADI to proactively identify and resolve our customers' most complex engineering challenges and deliver solution-centric offerings that capture higher levels of value. Further, we are pairing our powerful innovation engine with additional investments in our development and deployment support environment, leveraging proprietary ADI tools as well as leading ecosystem and open-source platforms, to further streamline and accelerate our customers' product development cycles.



Over the last few years, we have also invested more than $3 billion in capital expenditures to significantly enhance supply chain capacity, optionality, and resilience for our customers, supporting our long-term vision for sustained growth.

Ultimately, these actions fortify our foundation for compounding value, and position ADI as the trusted partner of choice as industries transform, new possibilities emerge, and our solutions facilitate our customers' future leadership.

Our Past is Prologue to an Exciting Future

Over our history, we have combined semiconductor artistry with human insight to deliver solutions that create lasting impact. For six decades, ADI has thrived by anticipating how markets, technologies, and customer needs evolve – and by being first in getting ahead of those needs.

Today, customers are grappling with burgeoning technology complexity, increasing innovation speeds, and the need for operational resiliency in an era of growing volatility. These dynamics are playing out against the backdrop of a new epoch where a few key themes will shape the next era of prosperity for ADI:

Automation is entering a new maturity curve as industries redesign how work gets done – from adaptive factories and next-generation mobility, to defense systems and emerging classes of robotics. Customers are moving toward highly sensed, software-defined, real-time systems that demand precision, reliability, and autonomy at scale. ADI enables this shift by driving robust sensing, signal integrity, tightly coupled control intelligence, and connectivity into the heart of these machines, allowing them to operate faster, more safely, and with greater adaptability.

Healthcare is undergoing a structural transformation as rising demand, workforce strain, and cost pressures accelerate the adoption of predictive, connected, and increasingly personalized models of care. Providers and device makers need high-fidelity insight from the human body – continuous, accurate, actionable, and at scale. ADI is central to this evolution, delivering industry-leading biomedical sensing, ultra-efficient signal processing, and integrated AI capabilities that are designed to unlock more accurate monitoring, earlier detection, and more responsive treatment.

Human Immersion: Across automotive, industrial, enterprise, and consumer segments, the interface between people and technology is being reimagined to be more natural, immersive, and context-aware. ADI powers these advancements through high-fidelity audio, precision sensing, and spatial compute that make digital interactions feel seamless and real.

AI-Driven Computing & Connectivity: The computing landscape is in the middle of a step-change as AI drives unprecedented demand for compute performance, power efficiency, and data movement. Hyperscale data centers are being rebuilt around new power architectures, connectivity layers, and signal-integrity solutions. ADI plays a foundational role in driving system-level performance by providing high-efficiency power management, precision monitoring, and advanced mixed-signal and optical connectivity that allow AI compute platforms to scale reliably and more sustainably.

Energy Management is undergoing one of the most far-reaching transformations since Edison. Electrification, renewables, storage, and grid modernization are no longer discrete trends – they are converging into a wholesale redesign of the world's power infrastructure. Systems that were once linear are becoming dynamic, distributed, and intelligent, with massive pressure to deliver more performance from every watt. ADI sits at the center of this shift, providing the precision power electronics, sensing, and real-time control technologies that make modern energy systems more efficient, more resilient, and more sustainable – from the generation source, through the grid, all the way down to the chip.

Together, these domains embody where the technology sector's biggest and most important challenges lie. And they are where ADI is poised to accelerate progress – at the intersection of the physical and digital worlds, where the signal defines the performance of the system.

Architecting the Structural Foundation of a New Epoch: The Era of Physical Intelligence

ADI thrives at the boundary where real-world signals become understanding. We listen to, and interpret, the natural world – coaxing electrons from the physical environment and transforming their essence into actionable, computable intelligence. As AI moves more deeply into the world we inhabit, ADI is positioned and equipped to play an even bigger role in the information technology stack of the future.

To date, AI's transformative breakthroughs have flourished within the data center, made possible by the convergence of powerful semiconductor platforms, algorithms accessible via software frameworks, and massive datasets, enabling scalable training and deployment. This AI generation is exemplified by Large Language Models (LLMs), and while these models are immensely powerful, they derive their understanding of reality from text and operate in servers, remaining disconnected from our physical world.

Today, a second generation of AI is emerging. We call this "Physical Intelligence." This generation fuses sensing, reasoning, and actuation with domain expertise to create systems that don't just abstractly process information, but live within the context of physical laws. It operates where data originates, and where latency, power, data provenance, and bandwidth constraints at the edge demand new AI approaches, and architectures. These novel requirements call for purposeful innovation, and ADI is leveraging our technology stack to pioneer the solutions that allow autonomous systems to "feel" their surroundings – bridging the gap between digital logic and physical reality to transform what machines can achieve.



> Today, a second generation of AI is emerging. We call this "Physical Intelligence." This generation fuses sensing, reasoning, and actuation with domain expertise to create systems that don't just abstractly process information, but live within the context of physical laws.



Positioned to Extend Leadership

We stand at a threshold of enormous change – and exhilarating opportunity. ADI's distinguished legacy stands as proof of our ability to recognize such inflection points early and innovate relentlessly, testing our capacity for renewal again, and again. We possess a rare blend of technological, operational, and relational intelligence, and the key to ADI's longevity has been our ability to quickly sense, learn, adapt, and act wisely in response to shifting markets.

As we venture boldly into our seventh decade of pioneering breakthroughs, we look forward with confidence. Our path is anchored in cutting-edge innovation, deep applications and domain expertise, a differentiated customer brand, and a culture of uncompromising execution. In a time of hyper competitiveness for talent, ADI remains a premier destination for the world's most elite technologists, who have built, and continue to fortify, our incredibly rich technology stack. By pairing this technological mastery with a sharp focus on the most compelling growth opportunities, we have created a virtuous cycle of innovation that we believe is as enduring as it is difficult to replicate.

In a world of accelerating change, our spirit of continual renewal ensures that we do not just witness the future – we build it. I continue to believe that ADI's best days are still ahead of us.



VINCENT ROCHE
Chief Executive Officer and
Chair of the Board of Directors



As we venture boldly into our seventh decade of pioneering breakthroughs, we look forward with confidence. Our path is anchored in cutting-edge innovation, deep applications and domain expertise, a unique customer brand, and a culture of uncompromising execution.



Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow (Unaudited)[1]

(In thousands)

	Twelve months ended November 1, 2025
Revenue	$ 11,019,707
Net cash provided by operating activities	**$ 4,812,202**
% of revenue	44%
Capital expenditures	$ (533,552)
Free cash flow[2]	**$ 4,278,650**
% of revenue	39%

[1] Management uses non-GAAP measures internally to evaluate ADI's operating performance from continuing operations against past periods and to budget and allocate resources in future periods. These non-GAAP measures also assist management in evaluating ADI's core business and trends across different reporting periods on a consistent basis. Management also believes that the non-GAAP liquidity measure free cash flow is useful both internally and to investors because it provides information about the amount of cash generated after capital expenditures that is then available to repay debt obligations, make investments and fund acquisitions, and for certain other activities.

[2] Free cash flow is defined as net cash provided by operating activities, less capital expenditures.

Forward-Looking Statements

This letter contains forward-looking statements regarding future events and our future results that are subject to the safe harbor created under the Private Securities Litigation Reform Act of 1995 and other safe harbors under the Securities Act of 1933 and the Securities Exchange Act of 1934. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These statements are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," "continues," "may," "could" and "will," and variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to our strategy; the effects of business, economic, political, legal, and regulatory impacts or conflicts upon our global operations; anticipated growth and trends in our industry, markets, and businesses; the importance of our product offerings and technologies to our customers; new or improved innovative solutions, products, and technologies, including those related to digital, software, artificial intelligence, and the Intelligent Edge; future investments in research and development; future supply chain capacity, efficiency, and resiliency, including statements related to our future hybrid manufacturing capabilities; our future liquidity, capital needs, and capital expenditures; our future market position, expected competitive changes in the marketplace, and changes in demand and supply for our products; and other characterizations of future events or circumstances are forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: economic, political, legal and regulatory uncertainty or conflicts; recently announced and future tariffs and other trade restrictions; changes in export classifications, import and export regulations or duties and tariffs; changes in demand for semiconductor products; performance of independent distributors; manufacturing delays, product and raw materials availability and supply chain disruptions; products may be diverted from our authorized distribution channels; our development of technologies and research and development investments; our ability to compete successfully in the markets in which we operate; our future liquidity, capital needs and capital expenditures; our ability to recruit and retain key personnel; risks related to acquisitions or other strategic transactions; security breaches or other cyber incidents; risks related to the use of artificial intelligence in our business operations, products, and services; adverse results in litigation matters; reputational damage; changes in our estimates of our expected tax rates based on current tax law; risks related to our indebtedness; the discretion of our Board of Directors to declare dividends and our ability to pay dividends in the future; factors impacting our ability to repurchase shares; and uncertainty as to the long-term value of our common stock. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to our filings with the Securities and Exchange Commission (SEC), including the risk factors contained in our most recent Annual Report on Form 10-K. Forward-looking statements represent management's current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

2025 Annual Report
on Form 10-K

investor.analog.com



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)

☑   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended November 1, 2025
OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission file number 1-7819

Analog Devices, Inc.
(Exact name of registrant as specified in its charter)

Massachusetts	04-2348234
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
One Analog Way, Wilmington, MA	**01887**
(Address of principal executive offices)	*(Zip Code)*

(781) 935-5565
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock $0.16 2/3 par value per share	ADI	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $81,121,000,000 based on the last reported sale of the Common Stock on The Nasdaq Global Select Market on May 3, 2025. Shares of voting and non-voting stock beneficially owned by executive officers, directors and holders of more than 5% of the outstanding stock have been excluded from this calculation because such persons or institutions may be deemed affiliates. This determination of affiliate status is not a conclusive determination for other purposes.

As of November 1, 2025, there were 489,654,097 shares of Common Stock, $0.16 2/3 par value per share, outstanding.

Documents Incorporated by Reference

Document Description	Form 10-K Part
Portions of the Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held March 11, 2026	III

TABLE OF CONTENTS

Note About Forward-Looking Statements

This Annual Report on Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements regarding future events and our future results that are subject to the safe harbor created under the Private Securities Litigation Reform Act of 1995 and other safe harbors under the Securities Act of 1933 and the Securities Exchange Act of 1934. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These statements are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," "continues," "potential," "may," "could" and "will," and variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections regarding our future financial performance or results; the effects of business, economic, political, legal and regulatory impacts or conflicts upon our global operations; our anticipated growth and trends in our businesses; changes in demand for semiconductors and the related changes in demand and supply for our products; manufacturing delays, product availability, and supply chain disruptions; our ability to recruit or retain our key personnel; our future liquidity, capital needs and capital expenditures; our development of technologies and processes and research and development investments; our future market position and expected competitive changes in the marketplace for our products; our plans to pay dividends or repurchase stock; servicing our outstanding debt; our plans to borrow under our fourth amended and restated revolving credit agreement, and issue notes under our commercial paper program and the planned use of proceeds from such borrowing and issuing; our expected tax rate; the effect of tax examinations and audits and changes in or the application of new or revised tax laws; expected cost savings; the effect of new accounting pronouncements; and other characterizations of future events or circumstances are forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict, including those identified in Part I, Item 1A. "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements, including to reflect events or circumstances occurring after the date of the filing of this report, except to the extent required by law.

PART I

ITEM 1. BUSINESS

Company Overview, Strategy and Mission

Analog Devices, Inc. (we, Analog Devices or the Company) is a global semiconductor leader dedicated to solving our customers' most complex engineering challenges. We deliver innovations that connect technology to human breakthroughs and play a critical role at the intersection of the physical and digital worlds by providing the building blocks to sense, measure, interpret, connect and power. We design, manufacture, test and market a broad portfolio of solutions, including integrated circuits (ICs), software and subsystems that leverage high-performance analog, mixed-signal and digital signal processing technologies. Our comprehensive product portfolio, deep domain expertise and advanced manufacturing capabilities extend across high-performance precision and high-speed mixed-signal, power management and processing technologies – including data converters, amplifiers, power management, radio frequency (RF) ICs, edge processors and other sensors.

The Intelligent Edge is characterized by ubiquitous sensing, hyper-scale and edge computing, artificial intelligence (AI) and pervasive connectivity. These technological trends drive new generations of applications that expand the demand for Analog Devices' high-performance analog, mixed-signal, power and RF ICs. We have positioned our business to capitalize on these long-term growth opportunities and to deliver innovative solutions across industries. Central to our strategy is our focus on solving challenges that our customers face across the most impactful application areas. This strategy is built around the following key priorities, which we believe will continue to drive our long-term success:

- **Efficient use of capital.** Research and development (R&D) is critical to continuing our cycle of innovation, driven by a diverse array of engineering talent who "engineer good" for our planet and society. We are committed to realizing targeted shareholder value creation from acquisitions to complement our R&D and drive long-term value creation. Through the development of cutting-edge innovations and our ability to solve difficult problems across a broad array of applications, we generate significant cash flow and are committed to delivering strong shareholder returns.

- **Deepening customer-centricity.** Close customer relationships influence all aspects of our business: from our broad range of product portfolios and application expertise to manufacturing capabilities in high-performance power management and precision and high-speed signal processing technologies. We believe that our engineering talent continues to be an important competitive differentiator in the semiconductor space that will enable us to deepen our relationships with customers. We strive to be the destination for the world's best engineering talent, with a team of approximately 13,000 engineers. Together, our products and our engineering talent enable us to partner with our customers, leveraging our analog domain expertise and the full breadth of our technology capabilities to develop complete and innovative solutions.

- **Capitalizing on secular trends.** We are positioned to capitalize on critical long-term growth trends to drive advancements in digitized factories, mobility and digital healthcare, combat climate change and reliably connect humans and the world. We are well aligned with the key B2B markets driving the increase in data at the Intelligent Edge and will continue to be a critical partner in the collection, creation and communication of our customers' edge data. In addition, we incorporate AI capabilities across our technologies, business operations, products and services to enhance performance and drive smarter, more efficient solutions.

We were incorporated in Massachusetts in 1965 with our corporate headquarters near Boston in Wilmington, Massachusetts. We have manufacturing facilities primarily in the United States, Ireland and Southeast Asia. Our common stock is listed on the Nasdaq Global Select Market under the symbol ADI and is included in the Standard & Poor's 500 Index. Our fiscal year is the 52-week or 53-week period ending on the Saturday closest to the last day in October; November 1, 2025 (fiscal 2025) was a 52-week fiscal period, while the fiscal year ended November 2, 2024 (fiscal 2024) was a 53-week fiscal period and the fiscal year ended October 28, 2023 (fiscal 2023) was a 52-week fiscal period. The additional week in fiscal 2024 was included in the first quarter ended February 3, 2024. Therefore, fiscal 2025 and fiscal 2023 include one less week of operations as compared to fiscal 2024.

Available Information

We maintain a website with the address www.analog.com. We make available free of charge through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (including exhibits), and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission (SEC). We also make available on our website our by-laws, corporate governance guidelines, the charters for the committees of our Board of Directors, our code of business conduct and ethics, which applies to our directors, officers and employees, and other governance documents. Such information is available in print and free of charge to any shareholder of Analog Devices who requests it. In addition, we intend to disclose on our website any amendments to, or waivers from, our code of business conduct and ethics that are required to be publicly disclosed pursuant to rules of the SEC or Nasdaq.

We have included our website address in this Annual Report on Form 10-K as an inactive textual reference. We are not including the information contained on our website as a part of, or incorporating it by reference into, this Annual Report on Form 10-K.

Products

Semiconductor components are the building blocks used in electronic systems and equipment. These components are classified as either discrete devices, such as individual transistors, or as ICs, in which a number of transistors and other elements are combined to form a more complicated electronic circuit.

Our ICs are designed to address a wide range of real-world signal processing applications. We sell our ICs to customers worldwide, many of whom use products spanning our core technologies in a wide range of applications. Our IC product portfolio includes both general-purpose products used by a broad range of customers and applications, as well as application-specific products designed for specific target markets. By using readily available, high-performance, general-purpose products in their systems, our customers can reduce the time they need to bring new products to market. Given the high cost of developing more customized ICs, our standard products often provide a cost-effective solution for many low to medium volume applications. Our analog ICs monitor, condition, amplify or transform continuous analog signals associated with physical properties, such as temperature, pressure, weight, light, sound or motion, and play an important role in bridging real world phenomena to a variety of electronic systems. Our analog ICs also provide voltage regulation and power control to electronic systems.

We also work with customers to design application-specific solutions. We begin with our existing core technologies, which leverage our analog and mixed signal, power management, RF and microwave, edge processors and other sensors, and devise solutions that more closely meet the needs of a specific customer or group of customers. In certain cases, because we have already developed the core technology platform for our general-purpose products, we can create application-specific solutions quickly and efficiently.

Our analog and mixed-signal IC technology have been the foundation of our business for six decades, and we are one of the world's largest suppliers of high-performance analog ICs. Our analog signal processing ICs are primarily high-performance devices, offering higher dynamic range, greater bandwidth and other enhanced features. We believe that the principal advantages these products have as compared to competitors' products include higher accuracy, higher speed, smaller size, lower power consumption and fewer components, resulting in improved performance and reliability. Our product portfolio includes several thousand analog ICs, many of which can have several hundred end customers. Our analog ICs typically have long product life cycles. Our customers include original equipment manufacturers (OEMs) and customers who build electronic subsystems for integration into larger systems.

We continue to expand our capabilities in software, digital platforms and AI to support the evolving needs of our customers and markets. These efforts are intended to enhance system-level performance, improve design efficiency, reduce complexity and help customers accelerate time to market for their products and solutions. Our strategic goal is to bridge the domains of analog and mixed-signal, digital and embedded and AI and software technologies to enable intelligent systems that can sense, process and respond to real-world conditions. This integrated approach supports the development of differentiated solutions across industrial, automotive, communications, consumer and healthcare applications.

Our product offerings include more than 75,000 stock keeping units (SKUs) that can be aggregated into the following general categories:

- *Analog and Mixed Signal*—We are a leading supplier of data converter products. Data converters translate real-world analog signals into digital data and also translate digital data into analog signals. Data converters remain our largest and most diverse product family and an area where we are continuously innovating to enable our customers to redefine and differentiate their products. Our converter products combine sampling rates and accuracy with the low noise, power, price and small package size required by industrial, automotive, consumer and communications electronics.

- *Power Management & Reference*—Power management and reference products, which include functions such as power conversion, driver monitoring, sequencing and energy management, provide efficient solutions for power management and conversion applications in the automotive, communications, industrial and high-end consumer markets. Our high-performance power ICs include powerful performance, integration and software design simulation tools to provide fast and accurate power supply designs.

- *Amplifiers/RF and Microwave*—We are also a leading supplier of high-performance amplifiers which are used to condition analog signals. High performance amplifiers emphasize the performance dimensions of speed and precision. Within this product portfolio we provide precision, instrumentation, high-speed, intermediate frequency/RF/ microwave, broadband and other amplifiers. Our analog product line also includes a broad portfolio of high-performance RF and microwave ICs covering the entire RF signal chain. Our high-performance RF and microwave ICs support the high-performance requirements of cellular infrastructure and a broad range of applications in our target markets, including instrumentation, aerospace and automotive.

- *Sensors & Actuators*—Our analog technology portfolio is comprised of sensor and actuator products, including products based on micro-electro-mechanical systems (MEMS) technology. MEMS technology enables us to build extremely small sensors that incorporate an electromechanical structure and the supporting analog circuitry for conditioning signals obtained from the sensing element. Our MEMS product portfolio includes accelerometers used to sense acceleration, gyroscopes used to sense rotation, inertial measurement units used to sense multiple degrees of freedom combining multiple sensing types along multiple axes, and broadband switches suitable for radio and instrument systems. We offer other high-performance sensors, from temperature to magnetic fields, that are deployed in a variety of systems. In addition to sensor products, our other analog product category includes isolators that enable designers to implement isolation in designs without the cost, size, power, performance and reliability constraints found with optocouplers.

- *Digital Signal Processing and System Products (DSPs)*—DSPs are optimized for high-speed numeric calculations, which are essential for instantaneous, or real-time, processing of digital data generated, in most cases, from analog to digital signal conversion. Our DSPs are designed to be fully programmable and to efficiently execute specialized software programs, or algorithms, associated with processing digitized real-time, real-world data. Programmable DSPs are designed to provide the flexibility to modify the device's function quickly and inexpensively using software. Our general-purpose DSP IC customers typically write their own algorithms using software development tools provided by us and third-party suppliers. Our DSPs are designed in families of products that share common architectures and therefore can execute the same software across a range of products.

- *Interface*—Includes general purpose analog ICs whose primary function is to modify or shape the signal in order to ensure signal integrity for transmission over a distance through a physical medium such as a wire, cable, waveguide or tracks within a printed circuit board. These include devices that shape the signal for transmission over the medium or reconstruct the received signal after transmission to recover the intended signal integrity.

- *Software, Digital Platforms and Artificial Intelligence*—As part of our evolution from a component supplier to a full-system and solutions provider, we recently introduced an upgrade to our open-source embedded development platform, CodeFusion Studio 2.0, designed to support embedded system design through integrated workflows for signal processing, edge computing and connectivity. CodeFusion Studio 2.0 facilitates prototyping and deployment of applications on ADI platforms and is intended to reduce development time and improve system integration. In fiscal 2025, we also launched Power Studio, a digital simulation and design ecosystem integrating new system-level and IC-level design capabilities into a single product family. Together, the Power Studio family of products is designed to enable faster time to market by streamlining power management design and optimization. These platforms are part of our broader Physical Intelligence vision, which seeks to leverage our deep expertise in electro-physical systems to develop and fine-tune foundational AI models that can reason about and interact with the real world. This initiative integrates signal, power, sensing, time-series sampling, actuation and more to support autonomous operation and enhanced system responsiveness. These software and AI-driven capabilities complement our existing product portfolio and support our strategy to deliver differentiated solutions that address complex customer requirements.

Sales Channel

We sell our products globally through a direct sales force, third-party distributors, independent sales representatives and via our website. We have direct sales offices, sales representatives and/or distributors in approximately 50 countries. We support our worldwide sales efforts through our website and with extensive promotional programs that include editorial coverage and paid advertising in online and printed trade publications, webinars, social media and communities, promotional and training videos, direct mail programs, technical seminars and participation in trade shows. We publish, share and distribute technical content such as data sheets, application guides and catalogs. We maintain a staff of field application engineers who aid customers in incorporating our products into their products. In addition, we offer a variety of web-based tools that ease product selection and aid in the design process for our customers.

We believe distributors provide a cost-effective means of reaching a broad range of customers while providing efficient logistics services. From time to time, we may add or terminate distributors in specific geographies, or move customers to a direct support or fulfillment model as we deem appropriate given our strategies, the level of distributor business activity and distributor performance and financial condition.

These distributors typically maintain an inventory of our products. Some of them also sell products that compete with our products, including those for which we are an alternate source. We make sales to distributors under agreements that allow certain distributors to receive price adjustment credits and to return qualifying products for credit, typically as determined by us, in order to reduce the amounts of slow-moving, discontinued or obsolete product from their inventory. These agreements limit such returns to a certain percentage of our shipments to that distributor during the prior quarter. In addition, certain distributors are allowed to return unsold products if we terminate the relationship with the distributor. Additional information relating to our revenue and customer concentration is set forth in Note 2l, *Concentrations of Risk*; Note 2n, *Revenue Recognition*; and Note 4, *Industry, Segment and Geographic Information*, of the Notes to Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report on Form 10-K.

We typically do not have long-term sales contracts with our customers. In some of our markets where end-user demand may be particularly volatile and difficult to predict, some customers place orders that require us to manufacture product and have it available for shipment, even though the customer is unwilling to make a binding commitment to purchase all, or even any, of the product. In other instances, we manufacture product based on forecasts of customer demand. As a result, we may incur inventory and manufacturing costs in advance of anticipated sales and are subject to the risk of cancellation of orders leading to a sharp reduction of sales and backlog. Further, those orders or forecasts may be for products that meet the customer's unique requirements such that those canceled orders would result in an inventory of unsaleable products, causing potential inventory write-offs.

Markets

The breakdown of our annual revenue by end market is set out in the table below:

End Market*	Percent of Fiscal 2025 Revenue	Percent of Fiscal 2024 Revenue	Percent of Fiscal 2023 Revenue
Industrial	45%	46%	53%
Automotive	30%	30%	24%
Consumer	13%	13%	10%
Communications	13%	12%	13%

*The sum of the individual percentages may not equal 100% due to rounding.

The following describes some of the characteristics of, and customer products within, our major end markets of Industrial, Automotive, Communications and Consumer:

Industrial — Our industrial market includes the following sectors:

Industrial Automation — We are a leader in industrial automation demonstrated through our delivery of robust, high-performance solutions derived from our expertise in deep motion and process control and precision sensing measurement and interpretation, which translate into expansive connectivity and power capabilities. We take real-world phenomena in the most complex environments on the factory floor and translate them into valuable insights and outcomes. We co-create with customers to architect robotics systems and solutions that improve dynamic behavior and precision while enhancing worker safety, machine health and manufacturing flexibility. Our industrial automation market includes applications such as:

- Condition-based monitoring (CbM)
- Industrial power supplies
- Industrial robotics
- Industrial motion control
- Factory and process control

Instrumentation & Measurement — Trusted measurement is at the forefront of innovation. With the rapid pace of global transformation, from ubiquitous connectivity, to electrification, to AI, to human health and environmental sustainability — all of these trends require reliable and efficient test solutions from R&D to manufacturing to field deployment. We enable high performance measurement through our components and system solutions. Our RF, high-speed and power management products are designed to enable solutions for complying with evolving communications standards. Our high-voltage, isolation and precision products are a key part of the systems that are designed for safety, longevity and efficiency in electric vehicles and renewable energy. Beyond electrical testing, our precision and power technology enable analytical instruments for drug or vaccine R&D and manufacturing, food safety and quality and environmental monitoring. Our instrumentation and measurement market includes applications such as:

- Automated test equipment
- Electronic test and measurement
- Environmental and process analysis
- Automotive and energy test
- Life sciences and drug discovery

Aerospace/Defense — The defense, commercial avionics and space markets all require high-performance ICs that meet rigorous environmental and reliability specifications. Many of our ICs can be supplied in versions that meet these standards. In addition, many products can be supplied to meet the standards required for broadcast satellites and other commercial space applications. Most of our products sold in this market are specially tested versions of products derived from our standard product offering. As end systems are becoming more complex, many of our customers in this market also look for us to provide higher levels of integration in order to minimize size, weight and power and to improve ease-of-use. As such, we also sell products in the form of system in package (SiPs), printed circuit board assemblies, modules and subsystems. Customer products include applications such as:

- Navigation systems
- Space and satellite communications
- Communication systems
- Radar systems
- Security devices
- Electronic surveillance and countermeasures

Healthcare — The healthcare market is evolving in response to the need for increased access to better and more affordable care, as well as a growing focus on preventative healthcare and the need to better and more cost effectively manage chronic conditions. To help achieve this, we collaborate with customers and partners on innovative solutions designed to achieve better outcomes for patients and more efficient workflows for physicians at reduced costs. Our offerings include both standard and application-specific hardware, software and service-based products and are used in applications such as:

- Ultrasound, PET and MRI systems
- X-Ray equipment (CT and DX-Ray)
- Image guided therapy
- Multi-parameter vital signs monitors
- Remote patient monitoring and wellness
- Continuous glucose monitoring
- Anesthesia equipment
- Lab and point of care diagnostic equipment
- Robotic surgery, surgical tools and instruments
- Blood analyzers and infusion pumps
- Renal therapy and organ transplant systems
- Insulin pumps

Energy Management — The global drive towards improved energy efficiency, conservation, reliability and clean energy is driving investments in electrification across many different application areas, including electric vehicle charging infrastructure, renewable energy, power transmission and distribution systems, electric meters and other innovative areas. The common characteristic behind these efforts is the addition of sensing, measurement and communication technologies to electrical infrastructure. Our offerings include both standard and application-specific products and are used in applications such as:

- Utility meters
- Electric vehicle charging infrastructure
- Substation relays and automation equipment
- Wind turbines
- Solar inverters
- Building energy automation/control

Automotive — We develop differentiated, high-performance signal processing technologies that enable intelligent, efficient and immersive mobility solutions across electrification, digital cabin systems and autonomous platforms. Collaborating with global mobility solution providers, we deliver a comprehensive portfolio of analog, digital, power and sensor ICs engineered to meet the complex demands of modern mobility systems. Our innovations in precision sensing, edge processing and connectivity empower real-time insights and system-level intelligence, helping transform mobility platforms into dynamic, software-defined environments. These technologies support immersive user experiences, optimize energy efficiency and enable mission-critical perception and navigation capabilities across a wide range of mobility applications. Our solutions are deployed in applications such as:

- Audio, voice processing and connectivity
- Video processing and networking
- Battery monitoring and management systems
- Intelligent power solutions

Communications — Our communications market includes the following sectors:

Wireless Communications — The demand for ubiquitous global connectivity continues to drive the need for wireless network infrastructure. This market requires a range of high-performance RF communications ICs and solutions. Wireless technology relies on the conversion and processing of signals in both analog and digital domains to transmit and receive data over the air. Our high-performance RF and mixed-signal products are designed to deliver higher speed connectivity with lower latency and improved energy efficiency to mobile operators and network providers. In addition, we enable signal chains and advanced processing across the wireless spectrum supporting a diverse range of end systems. In wireless communication applications, our products are incorporated into:

- Cellular base station equipment
- Microwave backhaul systems
- Fixed wireless access systems

- Satellite and terrestrial broadband access equipment
- Two-way radio communication devices

Data Center — This market is driven by rapid adoption of AI, machine learning and hyperscale architectures, which require advanced power delivery, thermal management and high-speed connectivity solutions to address the growing demand for high-performance computing and cloud infrastructure. Our offerings in this space include:

- Power management solutions
- Energy optimization

- Optical and high-speed connectivity

Consumer — To address the market demand for state of the art personal and professional entertainment systems and the consumer demand for high quality user interfaces, music, movies and photographs, we have developed analog, digital and mixed-signal and power solutions that meet the rigorous cost and time-to-market requirements of the consumer electronics market. The emergence of high-performance, feature-rich consumer products has created a market for our high-performance ICs with a high level of specific functionality that enables best in class user experience and battery management. These products include:

- Portable devices (smartphones, tablets, handheld gaming and wearable technology) for media and vital signs monitoring applications
- Hearable devices (headphones, earbuds and hearing health)

- Prosumer audio/video equipment

See Note 4, *Industry, Segment and Geographic Information*, of the Notes to Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report on Form 10-K for further information about our products by end market.

Competition

We believe that competitive performance in the marketplace for integrated circuits depends upon multiple factors, including technological innovation, strength of brand, diversity of product portfolio, product performance, technical support, delivery capabilities, customer service quality, reliability and price, with the relative importance of these factors varying among products, markets and customers. We compete with a number of semiconductor companies in markets that are highly competitive. Many companies have sufficient financial, manufacturing, technical, sales and marketing resources to develop and market products that compete with our products. Some of our competitors may have more advantageous supply or development relationships with our current and potential customers or suppliers. Our competitors also include both emerging companies selling specialized products in markets we serve and companies outside of the U.S., including entities associated with well-funded efforts by foreign governments to create indigenous semiconductor industries.

We believe that our technical innovation emphasizing product performance and reliability, supported by our commitment to strong customer service and technical support, enables us to make a fundamental difference to our customers' competitiveness in our chosen markets.

Seasonality

Our sales are subject to a varying degree of seasonality. Historically, sales to customers during our first fiscal quarter have been lower than other quarters due to plant shutdowns at some of our customers. In addition, as explained in our risk factors contained in Item 1A of this Annual Report on Form 10-K, our revenue is more likely to be influenced on a quarter-to-quarter basis by cyclicality in the semiconductor industry.

We believe that a number of factors should be used to assess future customer demand, including backlog, macroeconomic trends, customer insights and current customer bookings as compared to billings (book-to-bill) ratio. We define backlog to mean firm orders from a customer or distributor with a requested delivery date within thirteen weeks. However, backlog may be impacted by the tendency of customers to rely on shorter lead times available from suppliers, including us, in periods of depressed demand. In periods of increased demand, there is a tendency towards longer lead times that has the effect of increasing backlog, and in some instances, we may not have manufacturing capacity sufficient to fulfill all orders. As is customary in the semiconductor industry, we allow most orders to be canceled within a reasonable notification period or deliveries to be delayed by customers without significant penalty, while also allowing certain distributors to receive price adjustment credits and to return qualifying products for credit, typically as determined by us, in order to reduce the amounts of slow-moving, discontinued or obsolete product from their inventory.

Production Resources

Monolithic IC components are manufactured in a sequence of semiconductor production steps that include wafer fabrication, wafer testing, dicing the wafer into individual "chips," or dice, assembly of the dice into packages and electrical testing of the devices in final packaged form. The raw materials used to manufacture these devices include silicon wafers, processing chemicals (including liquefied gases), precious metals laminates, ceramic and plastic used for packaging. We utilize, develop and employ a wide variety of manufacturing processes, primarily based on bipolar and complementary metal-oxide semiconductor (CMOS) transistors, which are specifically tailored for use in fabricating high-performance analog, DSP and mixed-signal ICs. Devices such as MEMS, *i*Coupler® isolators and various sensors are fabricated using specialized processes, which typically use substantially similar equipment as bipolar and CMOS processes.

Our IC products are fabricated on proprietary processes at our internal production facilities in Wilmington, Massachusetts; Camas, Washington; Beaverton, Oregon; and Limerick, Ireland and also on a mix of proprietary and non-proprietary processes at third-party wafer fabricators. We currently source more than half of our wafer requirements annually from third-party wafer fabrication foundries, such as Taiwan Semiconductor Manufacturing Company (TSMC) and others, and the remainder is sourced internally. In addition, we operate an assembly, wafer sort and testing facility in Penang, Malaysia and wafer sort and test facilities in the Philippines and Thailand. We also make extensive use of third-party subcontractors for the assembly and testing of our products. See Note 2e, *Property, Plant and Equipment*, of the Notes to Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report on Form 10-K for further information about our held for sale facility in Penang, Malaysia.

Our products require a wide variety of components, raw materials and external foundry services, most of which we purchase from third-party suppliers. We have multiple sources for many of the components and materials that we purchase and incorporate into our products. If any of our key suppliers are unable or unwilling to manufacture and deliver sufficient quantities of components to us on the time schedule and of the quality that we require, we may be forced to seek to engage additional or replacement suppliers, which could result in significant expenses and disruptions or delays in manufacturing, product development and shipment of product to our customers. Although we have experienced shortages of components, materials and external foundry services from time to time, we work to balance these constraints by shifting global resources and capacity where appropriate.

Patents and Intellectual Property Rights

We seek to establish and maintain our proprietary rights in our technology and products through the use of patents, copyrights, trademarks and trade secrets. We have a program to file applications for and obtain patents, copyrights and trademarks in the United States and in selected foreign countries where we believe filing for such protection is appropriate. We also seek to maintain our trade secrets and confidential information by nondisclosure policies and through the use of appropriate confidentiality agreements. We have obtained a substantial number of patents and trademarks in the United States and in other countries. As of November 1, 2025, we held approximately 4,780 U.S. patents and approximately 500 published pending U.S. patent applications. There can be no assurance, however, that the rights obtained can be successfully enforced against infringing products in every jurisdiction. While our patents, copyrights, trademarks and trade secrets provide some advantage and protection, we believe our competitive position and future success is largely determined by such factors as the system and application knowledge, innovative skills, technological expertise and management ability and experience of our personnel; the range and success of new products being developed by us; our market brand recognition and ongoing marketing efforts; and customer service and technical support. Although it is generally our policy to seek patent protection for significant inventions that may be patented, we may elect, in certain cases, not to seek patent protection even for significant inventions, if we determine other protection, such as maintaining the invention as a trade secret, to be more advantageous. We also have trademarks that are used in the conduct of our business to distinguish genuine Analog Devices products, and we maintain cooperative advertising programs to promote our brands and identify products containing genuine Analog Devices components.

Government Regulation

Our business activities are subject to various federal, state, local and foreign laws and regulations, including those related to financial and other disclosures, accounting standards, corporate governance, intellectual property, tax, trade, including import, export and customs, antitrust, environment, health and safety, employment, immigration and travel, cybersecurity, privacy, data protection and localization and anti-corruption. These laws and regulations may differ among jurisdictions, and compliance with them may have a materially adverse impact on our business and results of operations. For more information about these potential impacts, see the section titled "Risk Factors—Risks Related to Cyber, Artificial Intelligence, Intellectual Property, Legal and Regulatory" of this Annual Report on Form 10-K.

Environment, Social and Governance

We are a signatory to the United Nations Global Compact and the Business Ambition for 1.5°C campaign, as well as a member of the Responsible Business Alliance. Our Environment, Social and Governance (ESG) aspirations and programs, including our climate targets and our approach to ethical business conduct and ethics and applying fair labor standards, are communicated in our 2024 ESG Report. The ESG Report is available on our website at www.analog.com/corporate-responsibility. The contents of our website and the information contained in our ESG Report are not incorporated by reference into this Annual Report on Form 10-K.

To support our commitment to ESG, we have implemented an oversight structure which includes a quarterly reporting cadence both to senior management and the Nominating and Corporate Governance Committee of the Board of Directors. These quarterly reports include updates on programs, as well as updates on topics such as stakeholder value, risks and opportunities, regulatory preparedness and key ESG focus areas.

We have programs and management systems in place to protect the environment and the health and safety of our employees, customers and the public. We endeavor to adhere to applicable environment, health and safety (EHS) regulatory and industry standards across all of our facilities, and to encourage pollution prevention, manage our water and energy consumption, control waste streams to divert from landfills and strive towards continual improvement. We endeavor to achieve excellence in EHS management practices as an integral part of our total quality management system.

Our EHS management systems in all of our manufacturing facilities are certified to ISO 14001:2015 for environmental management and ISO 45001:2018 for occupation health and safety. Our industrial hygiene surveillance program is designed to minimize and prevent exposures in the workplace. We use two industry standard metrics to assess injury performance and trends worldwide. In fiscal 2025 and fiscal 2024, our global injury rates were lower than the U.S. semiconductor industry benchmark.

Our manufacturing facilities are subject to numerous and increasingly strict federal, state, local and foreign laws and regulations, particularly with respect to the transportation, storage, handling, use, emission, discharge and disposal of certain chemicals used or produced in the semiconductor manufacturing process. Our products are subject to increasingly stringent regulations regarding substance content in jurisdictions where we do business. Contracts with many of our customers reflect these and additional compliance standards. Substance content of our products includes materials that are subject to reporting requirements, including conflict minerals. Compliance with these laws and regulations has not had a material impact on our capital expenditures, earnings, financial condition or competitive position. There can be no assurance, however, that current or future ESG laws and regulations will not impose costly requirements upon us. Any failure by us to comply with applicable laws, regulations and contractual obligations could result in fines, suspension of production, the need to alter manufacturing processes and legal liability.

Human Capital and Empowerment

Our company was founded on the principle that people are our greatest asset. Our future success depends in large part on the continued service of our key technical and senior management personnel, and on our ability to continue to attract, retain and motivate qualified employees, particularly highly-skilled engineers involved in the design, development, support and manufacture of new and existing products and processes. In order for us to attract the best talent, we aim to offer challenging work in an environment that enables our employees to learn, grow and reach their full potential.

Core to our empowerment strategy is building a culture of inclusion across the organization. We are working to achieve this by expanding the diversity of our workforce, creating growth and development opportunities for our employees, embracing different perspectives and fostering an inclusive work environment for all. In addition, we encourage employees to develop different networks open to all employees, which contribute to our broader diversity and inclusion initiatives. Our current employee networks include the Analog Veterans Network, Neurodiversity Network, People of Color and Allies Network, Pride Network, Women's Leadership Network and Young Professionals Network. As noted in "Environment, Social and Governance" above, we published our 2024 ESG Report which details our sustainability efforts, operations efficiency, employee engagement and governance, and also provides a look at the state of our organization and an overview of some of the initiatives we have launched to drive continuous improvements across inclusion, opportunity for all and equitable practices.

As of November 1, 2025, we had approximately 24,500 employees, of whom approximately 13,000 are in engineering roles. Approximately 60% of our workforce is male and 40% female. Our senior leadership team is 73% male and 27% female, while manager roles are approximately 75% male and 25% female. 40% of the members of our Board of Directors are female. For fiscal 2025, our voluntary employee turnover rate was approximately 7.2%.

Our human capital resource objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and future employees. We strive to attract and retain the most talented employees in the industry and across the globe by offering competitive compensation and benefits that support their health, financial and emotional well-being. Our compensation philosophy is based on rewarding each employee's individual contributions and striving to achieve equal pay for equal work regardless of gender, race or ethnicity. We use a combination of fixed and variable pay including base salary, bonuses, performance awards and equity compensation. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees and directors through the granting of stock-based compensation awards. We offer employees benefits that vary by country and are designed to meet or exceed local laws and to be competitive in the marketplace. Examples of benefits offered in the U.S. include a 401(k) plan with employer contributions; health benefits; life, business travel and disability insurance; additional voluntary insurance; paid time off and parental leave; education assistance; paid counseling assistance; backup child and adult care; adoption support; and family college planning. For further information concerning our equity incentive plans, see Note 3, *Stock-based Compensation and Shareholders' Equity,* of the Notes to Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report on Form 10-K.

In order to ensure that we are meeting our human capital objectives, we regularly conduct employee surveys to evaluate the effectiveness of our employee and compensation programs and to identify opportunities for improvement across the company. Our latest survey, completed in fiscal 2025, reflected a strong participation rate among employees, and the results indicated employee satisfaction in areas such as teamwork, collaboration, leadership support, manager availability and skill development, while also supporting communication, decision speed and removing barriers to execution. Our dual focus of being a great place to work and providing industry-leading benefits and work culture has led to strong employee satisfaction and pride that has been recognized across the globe, as evidenced with the following awards: *TIME* World's Most Sustainable Companies (2025), *TIME* World's Best Companies (2024, 2023), *Forbes* America's Best Employers for Company Culture (2025), *Forbes* America's Best Large Employers (2024) and *Newsweek* America's Most Responsible Companies (2025).

ITEM 1A.   RISK FACTORS

Set forth below and elsewhere in this report are descriptions of certain risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements in this report. Additional risks and uncertainties not presently known to us or that we presently deem less significant may also adversely affect our business. For more information, see the section titled "Note About Forward-Looking Statements" of this Annual Report on Form 10-K.

Risks Related to our Business, Operations, Industry and Partners

Global political and economic uncertainty and adverse conditions related to our international operations could materially and adversely affect our business, financial condition and results of operations.

We have significant operations and manufacturing facilities outside the United States, including in Ireland, the Philippines, Thailand and Malaysia. A significant portion of our revenue is derived from customers in international markets, and we expect that international sales will continue to account for a significant portion of our revenue in the future. As a result of our international operations, our business, financial condition and results of operations could be negatively impacted by, among others, the following factors:

- political, legal and economic changes, crises or instability and civil unrest that may impact markets in which we do business, such as macroeconomic weakness related to trade and political disputes between the United States and Europe or China, tensions across the Taiwan Strait that may adversely affect our operations in Taiwan, our customers and the technology industry supply chain, and the ongoing conflict between Russia and Ukraine and tensions in Israel and the Middle East;

- trade policy, commercial, travel, export or taxation disputes or restrictions, import, export or sector-based tariffs, changes to export classifications or other restrictions imposed by the U.S. government or by the governments of the countries in which we do business, particularly with respect to China;

- compliance requirements of customs and export regulations, including the Export Administration Regulations and the International Traffic and Arms Regulations;

- currency conversion risks and exchange rate and interest rate fluctuations and uncertainty;

- instability of global credit and financial markets due to uncertainty and adverse macroeconomic conditions such as inflation, tariffs and trade restrictions, high interest rates, bank failures and slower economic growth or recession that could, among other impacts, affect our ability to timely access external financing sources on acceptable terms or lead to financial difficulties or uncertainty of our customers, suppliers and distributors exposing us to late payments, cancelled orders and inventory challenges;

- sanctions imposed by the U.S. government or by the governments in countries in which we do business, which could adversely impact our business by preventing us from performing existing contracts, recognizing revenue, pursuing new business opportunities or receiving payment for products already supplied to customers;

- complex, varying and changing government regulations and legal standards and requirements, particularly with respect to tax, price protection, competition practices, export control, customs, immigration, anti-boycott, AI, data privacy, cyber and product security, sustainability, climate and other ESG matters, intellectual property, anti-corruption, including the Foreign Corrupt Practices Act, and environmental compliance;

- economic disruption from terrorism and threats of terrorism and the response to them by the United States and its allies;

- increased managerial complexities, including different employment practices and labor issues;

- changes in immigration laws, regulations and procedures and enforcement practices of various government agencies;

- greater difficulty enforcing intellectual property rights and weaker laws protecting such rights;

- natural disasters, public health emergencies or other catastrophic events;

- transportation disruptions and delays and increases in labor and transportation costs;

- fluctuations in raw material costs and energy costs due to general market factors and conditions such as inflationary pressures and supply chain constraints;

- greater difficulty in accounts receivable collections and longer collection periods; and

- increased costs associated with our foreign defined benefit pension plans.

Many of these factors and risks are present and may be exacerbated within our business operations in China. For example, changes in U.S.-China relations, the political environment or international trade policies could result in further revisions to laws or regulations or their interpretation and enforcement, increased taxation, trade sanctions, the imposition of additional import or export duties and tariffs, restrictions on imports or exports, currency revaluations or retaliatory actions, which have had and may continue to have an adverse effect on our business plans and operating results. In addition, export restrictions limit our ability to sell to certain Chinese companies and to third parties that do business with those companies. These restrictions, which have continued to expand over the past several years, have impacted our revenues and results of operations in China and elsewhere. These and similar restrictions have created, and may continue to create, uncertainty and caution with our current or prospective customers and may cause them to amass large inventories of our products, replace our products with products from another supplier that is not subject to the export restrictions or focus on building indigenous semiconductor capacity to reduce reliance on U.S. suppliers. Furthermore, if these export restrictions cause our current or potential customers to view U.S. companies as unreliable, we could suffer reputational damage or lose business to foreign competitors who are not subject to such export restrictions, and our business could be materially harmed. We continue to evaluate the impact of these restrictions on our business as they are updated and expanded, and we expect that they may continue to have direct and indirect adverse impacts on our revenues and results of operations in China and elsewhere. In addition, our success may be adversely affected by China's continuously evolving policies, laws and regulations, including those relating to imports and exports, rare earth materials, antitrust, AI, cybersecurity, data protection and data privacy, the environment, indigenous innovation, the promotion of a domestic semiconductor industry, intellectual property rights and enforcement and protection of those rights.

Recently announced and future tariffs and other trade restrictions could materially and adversely affect our business, financial condition and results of operations.

In 2025, the U.S. government announced a series of tariffs, including tariffs targeting a broad range of imports and targeted tariffs on goods from specific countries and industries. In response, many countries imposed reciprocal tariffs and other trade restrictions on the United States. Although many of these tariffs, countermeasures and other trade restrictions have since been eased or paused, their initial announcements triggered considerable volatility in global markets and heightened economic uncertainty, and the global trade situation, particularly between the United States and China, continues to be highly dynamic. Further, throughout 2025 the U.S. government has initiated numerous investigations into products and industries under Section 232 of the Trade Expansion Act of 1962. For example, in April 2025, the Department of Commerce launched an investigation into the national security impacts of imported semiconductors and semiconductor manufacturing equipment. While the results of this investigation remain unknown, it is expected to result in additional tariffs and trade restrictions that may adversely impact our business. Similar investigations on other industries or products, including automotive, copper, steel, aluminum, critical minerals and aircraft, may also adversely impact the semiconductor industry and our business. These changes have, and similar changes in the future may continue to, increase the cost or reduce the availability of raw materials and supplies we need to operate, cause customers to advance, delay, reduce, or cancel orders, shift buying patterns, impact demand in our end markets, complicate demand forecasting for us and our customers, increase supply chain complexity and contribute to volatility, a broader economic slowdown or recession. Any of these impacts or changes could materially and adversely affect our business, financial condition and results of operations.

The markets for semiconductor products are cyclical, and increased production may lead to overcapacity and lower prices, and conversely, we may not be able to satisfy unexpected demand for our products.

The cyclical nature of the semiconductor industry has resulted in periods when demand for our products has increased or decreased rapidly. The demand for our products may vary based on market conditions in our major end markets. Demand in these end markets can fluctuate significantly based upon, for example, consumer spending, consumer preferences, the development of new technologies and macroeconomic conditions, including impacts related to tariffs and other trade restrictions. If we overbuild inventory in a period of decreased demand, or we expand our operations and workforce too rapidly or procure excessive resources in anticipation of increased demand for our products, and that demand does not materialize at the pace at which we expect, or declines, our operating results may be adversely affected as a result of underutilization of capacity, charges related to obsolete inventory, asset impairment or inventory write-downs, increased operating expenses or reduced margins. For example, we have experienced, and may in the future experience, periods of customer inventory adjustments and other customer behaviors that may adversely affect our operating results. Further, any capacity expansions by us or other semiconductor manufacturers could also lead to overcapacity in our target markets which could lead to price erosion that could adversely impact our operating results. Conversely, during periods of rapid increases in demand, our available capacity may not be sufficient to satisfy the demand. In addition, we may not be able to expand our workforce and operations in a sufficiently timely manner, procure adequate resources and raw materials, locate suitable third-party suppliers or respond effectively to changes in demand for our existing products or to demand for new products requested by our customers, and our current or future business could be materially and adversely affected.

Our operating results are dependent on the performance of independent distributors.

Sales to third-party distributors accounted for approximately 56% of our revenue in the year ended November 1, 2025. These independent distributors generally represent product lines offered by several companies and thus could reduce their sales efforts for our products. Further, our distributors could terminate their representation of us with little advance notice or their representation of us could be negatively affected for other reasons. For example, our distributors could be adversely impacted by additional tariffs or export controls, which could limit our ability to conduct business with such distributors, increase our costs and adversely affect our reputation and operating results. In addition, we generally do not require letters of credit from our distributors, including our largest distributor, and are not protected against accounts receivable default or declarations of bankruptcy by these distributors. Our inability to collect open accounts receivable could adversely affect our operating results. Termination of a significant distributor or a group of distributors, whether at our initiative or the distributor's initiative or through consolidation in the distribution industry, or the inability of a distributor to perform its obligations, could divert management's attention and resources, result in disputes, litigation and settlement costs, increase risk that our products may be diverted from authorized distribution channels and sold on the "gray market" and disrupt our business. Further, if we are unable to find suitable replacements with the appropriate scale and resources, our operating results could be adversely affected.

We are required to estimate the effects of variable consideration including price protection and stock rotation provided to distributors and record revenue at the time of sale to the distributor. If our estimates of such liabilities are materially understated, it could cause subsequent adjustments that negatively impact our revenues and gross profits in a future period.

We rely on third parties for supply of raw materials and parts, semiconductor wafer foundry services, assembly and test services and transportation, among other things, and we generally cannot control their availability or conditions of supply or services.

We rely, and plan to continue to rely, on third-party suppliers and service providers, including raw material and components suppliers, semiconductor wafer foundries, assembly and test contractors and freight carriers (collectively, vendors), in manufacturing and shipping our products. This reliance involves several risks, including reduced control over availability, pricing, capacity utilization, delivery schedules, manufacturing yields, costs and supply chain allocations. We currently source more than half of our wafer requirements annually from third-party wafer foundries, including Taiwan Semiconductor Manufacturing Company (TSMC) and others. These foundries often provide wafer foundry services to our competitors and therefore periods of increased industry demand may result in capacity constraints. With respect to TSMC in particular, tensions across the Taiwan Strait or other geopolitical events could disrupt TSMC's operations, which would adversely affect our ability to manufacture certain products and as a result, could adversely affect our business and results of operations.

Our manufacturing processes require availability of certain raw materials and supplies. Limited or delayed access to these items, including as a result of global trade issues, supply chain constraints, difficulties obtaining import or export licenses, natural disasters, public health emergencies or changes in or new laws or regulations, could adversely affect our results of operations. Further, the imposition of tariffs or other trade restrictions may significantly increase the costs, and otherwise adversely impact the availability, of certain raw materials and supplies that we need to operate. In certain instances, one of our vendors may be the sole source of highly specialized processing services or materials. If such vendor is unable or unwilling to manufacture and deliver components to us on the time schedule and of the quality or quantity that we require, we may be forced to seek to engage an additional or replacement vendor, which could result in additional expenses and delays in product development or shipment of product to our customers. If additional or replacement vendors are not available, we may also experience delays in product development or shipment which could, in turn, result in reputational harm or the temporary or permanent loss of customers, and as a result could adversely affect our business and results of operations.

A prolonged disruption of our or our third parties' manufacturing operations could have a material adverse effect on our business, financial condition and results of operations.

In addition to leveraging an outsourcing model for certain manufacturing operations, we also rely on our internal manufacturing operations located in the United States, Ireland, the Philippines, Thailand and Malaysia. A prolonged disruption, shut-down or inability to utilize one or more of our or our third parties' manufacturing facilities due to natural or man-made disasters, cybersecurity incidents, civil unrest or other events outside of our control, such as loss of raw materials or damage to our or our third parties' manufacturing equipment, widespread outbreaks of illness, or the failure to maintain our labor force at one or more of these facilities, may disrupt our operations, delay production, shipments and revenue and result in us being unable to timely satisfy customer demand. As a result, we could forgo revenue opportunities, potentially lose market share and damage our customer relationships, all of which could materially and adversely affect our business, reputation, financial condition and results of operations.

Our industry faces challenges associated with products diverted from authorized distribution channels, which could result in reputational harm and have a material adverse effect on our business and results of operations.

We market and sell our products directly and through third-party distributors. In the past, certain of our products have been, and there is a risk that our products may continue to be, diverted from our authorized distribution channels and sold on the "gray market" in ways that are not in accordance with our established agreements, controls, policies and procedures. Purchasers that acquire our products via the gray market or through other unauthorized channels may resell or otherwise use our products for purposes for which they were not intended or that may be contrary to our ethical, legal and regulatory obligations. Organizations may also purchase counterfeit or substandard products, including products that have been altered, mishandled or damaged, or purchase used products presented as new, each of which could result in damage to property or persons and adversely affect our reputation and customer satisfaction. In addition, governments and regulatory bodies may inquire into our processes to mitigate risks related to product diversion. As new challenges and information arise, our processes and policies will evolve, and we may be required to incur additional costs to continue to enhance our compliance efforts, which may include costs associated with distributor audits or responding to inquiries from governments and regulatory bodies. These situations could have a material adverse effect on our reputation and business and operating results.

Our future success depends upon our ability to execute our business strategy, continue to innovate, improve our existing products, design, develop, produce and market new products and identify and enter new markets.

Our future success significantly depends on our ability to execute our business strategy, continue to innovate, improve our existing products and design, develop, produce and market innovative new products and system-level solutions, including those that may incorporate, or are based upon, software or AI technology. Product design, development, innovation and enhancement is often a complex, time-consuming and costly process involving significant investment in research and development with no assurance of return on investment. There can be no assurance that we will be able to develop and introduce new and improved products in a timely or efficient manner or that new and improved products, if developed, will achieve market acceptance. Our products generally must conform to various evolving and sometimes competing industry and regulatory standards, which may adversely affect our ability to compete in certain markets or require us to incur significant costs. In addition, our customers generally impose very high quality and reliability standards on our products, which often change and may be difficult or costly to satisfy. Any inability to satisfy customer quality and reliability standards or comply with industry and regulatory standards and technical requirements may adversely affect demand for our products and our results of operations.

Our growth is also dependent on our ability to identify and penetrate new markets where we have limited experience yet require significant investments, resources and technological advancements in order to compete effectively, and there can be no assurance that we will achieve success in these markets. Further, there can be no assurance that the markets we serve and target based on our business strategy will grow in the future, that our existing and new products will meet the requirements of these markets, that our products, or the end-products in which our products are used, will achieve customer acceptance in these markets, that competitors will not force price reductions or take market share from us or that we can achieve or maintain adequate gross margins or profits in these markets.

We may not be able to compete successfully in markets within the semiconductor industry in the future.

We face intense competition in the semiconductor industry, and we expect this competition to increase in the future, including from companies located outside of the United States. Competition is generally based on innovation, design, quality and reliability of products, product performance, features and functionality, product pricing, availability and capacity, technological service and support and the availability of integrated system solutions, with the relative importance of these factors varying among products, markets and customers. Many companies have sufficient financial, manufacturing, technical, sales and marketing resources to develop and market products that compete with our products. Some of our competitors may have more advantageous supply or development relationships with our current and potential customers or suppliers. Our competitors also include both emerging companies selling specialized products in markets we serve and companies outside of the United States, including entities associated with well-funded efforts by foreign governments to create indigenous semiconductor industries. From time to time, governments around the world may provide incentives or make other investments that could benefit and give competitive advantages to our competitors. For example, in August 2022, the CHIPS and Science Act of 2022 (CHIPS Act) was signed into law to provide financial incentives to the U.S. semiconductor industry. Government incentives, including any that may be offered in connection with the CHIPS Act, may not be available to us on acceptable terms or at all. Further, such programs typically require companies to adhere to various performance obligations, which we may not achieve. If our competitors can benefit from such government incentives and we cannot, it could strengthen our competitors' relative position and have a material adverse effect on our reputation and business. Existing or new competitors may develop products or technologies that more effectively address the demands of our customers and markets with enhanced performance, features and functionality, lower power requirements, greater levels of integration or lower cost, which may increase our obsolete or excess inventory and result in inventory write-offs. In addition, as we seek to expand our business, including the design and production of products and services for developing and emerging markets, we may encounter increased competition from our current and new competitors. Increased competition in certain markets has resulted in and may continue to result in declining average selling prices, reduced gross margins and loss of market share in those markets. There can be no assurance that we will be able to compete successfully in the future against existing or new competitors, or that our operating results will not be adversely affected by increased competition. In addition, the semiconductor industry has experienced significant consolidation over the past several years. Consolidation among our competitors could lead to a changing competitive landscape, which could negatively impact our competitive position and market share and harm our results of operations.

Our future revenue, gross margins, operating results, net income and earnings per share are difficult to predict and may materially fluctuate.

Our future revenue, gross margins, operating results, net income and earnings per share are difficult to predict and may be materially affected by a number of factors, including:

- the effects of adverse economic or geopolitical conditions in the markets in which we sell our products, including inflationary pressures, which has resulted, and may continue to result, in increased interest rates, fuel prices, wages and other costs;

- changes in customer demand or order patterns for our products or for end products that incorporate our products;

- the timing, delay, reduction or cancellation of significant customer orders and our ability to manage inventory;

- our ability to accurately forecast distributor demand for our products;

- future distributor pricing credits or stock rotation rights;

- our ability to effectively manage our cost structure in both the short term and over a longer duration;

- changes in geographic, product or customer mix;

- changes in our effective tax rates, adverse tax decisions or new or revised tax legislation in the United States, Ireland or worldwide, including changes related to the One Big Beautiful Bill Act;

- the effects of issued, threatened or retaliatory government sanctions or economic restrictions; changes in law, regulations or other restrictions, including executive orders; and changes in import and export regulations, including restrictions on exports to certain companies or to third parties that do business with such companies, export classifications, tariffs, duties or trade barriers, including with respect to China;

- the timing of new product announcements or introductions, including products that may incorporate, or are based upon, software or AI technology, by us, our customers or our competitors and the market acceptance of such products;

- pricing decisions and competitive pricing pressures;

- fluctuations in manufacturing yields, adequate availability of wafers and other raw materials, and manufacturing, assembly and test capacity;

- the ability of our third-party suppliers, subcontractors and manufacturers to supply us with sufficient quantities of raw materials, products and components;

- a decline in infrastructure spending by foreign governments, including China;

- political changes in the United States, including those related to the current U.S. administration and executive offices of the U.S. government, a decline in the U.S. government defense budget, changes in spending or budgetary priorities, a prolonged U.S. government shutdown or delays in contract awards;

- a decline in our backlog;

- our ability to recruit, hire, retain and motivate adequate numbers of engineers and other qualified employees to meet the demands of our customers;

- our ability to generate new design opportunities and win competitive bid selection processes;

- the increasing costs of providing employee benefits worldwide, including health insurance, retirement and pension plan contributions and other retirement benefits;

- our ability to utilize our manufacturing facilities at efficient levels;

- fluctuations in foreign currency exchange rates;

- litigation-related costs or product liability, warranty and indemnity claims, including those not covered by our suppliers or insurers;

- the difficulties inherent in forecasting future operating expense levels, including with respect to costs associated with labor, utilities, transportation and raw materials;

- the costs related to compliance with increasing worldwide complex government regulations and legal standards and requirements, including those related to ESG matters;

- new accounting pronouncements or changes in existing accounting standards and practices; and

- the effects of public health emergencies, civil unrest, natural disasters or other severe weather events, widespread travel disruptions, security risks, terrorist activities, international conflicts and other events beyond our control.

In addition, the semiconductor market has historically been cyclical and subject to significant economic upturns and downturns. Our business and certain of the end markets we serve are also subject to rapid technological changes and material fluctuations in demand based on end-user preferences. There can be no assurance that products stocked in our inventory will not be rendered obsolete before we ship them or that we will be able to design, develop and produce products in a timely fashion to accommodate changing customer demand.

As a result of these and other factors, we may experience material fluctuations in future revenue, gross margins, operating results, net income and earnings per share on a quarterly or annual basis. Our historical financial performance and results of operations should not be relied upon as indicators of future performance or results. In addition, if our revenue, gross margins, operating results, net income and earnings per share results or expectations do not meet the expectations of securities analysts or investors, the market price of our common stock may decline.

If we are unable to recruit or retain our key personnel, our ability to execute our business strategy will be adversely affected.

Our continued success depends to a significant extent upon the recruitment, retention and effective succession of our key personnel, including our leadership team, management and technical personnel, particularly our experienced engineers. The competition for these employees is intense and the labor market is tight, which may be exacerbated by changes to U.S. immigration policies. The loss of key personnel or the inability to attract, timely hire and retain key employees with critical technical skills to achieve our strategy, including as a result of changes to immigration policies, could cause business disruptions, increased expenses to comply with such policies and address any disruptions and could have a material adverse effect on our business. We do not maintain any key person life insurance policy on any of our officers or other employees. The loss of members of our leadership team, and failure to successfully execute succession plans for our leadership team, could also harm our business and results of operations.

We believe that a critical contributor to our success to date has been our corporate culture, which we have built to foster innovation, teamwork and employee satisfaction. As we grow, including from the integration of employees and businesses acquired in connection with previous or future acquisitions, we may find it difficult to maintain important aspects of our corporate culture, which could negatively affect our ability to retain and recruit personnel who are essential to our future success.

Our customers typically do not make long-term product purchase commitments, and incorrect forecasts or reductions, cancellations or delays in orders for our products could adversely affect our operating results.

We typically do not have sales contracts with our customers that include long-term product purchase commitments. In certain markets where end-user demand may be particularly volatile and difficult to predict, some customers place orders that require us to manufacture product and have it available for shipment, even though the customer is unwilling to make a binding commitment to purchase all, or even any, of the product. In other instances, we manufacture products based on non-binding forecasts of customer demands, which may fluctuate significantly on a quarterly or annual basis and at times may prove to be inaccurate. Additionally, our U.S. government contracts and subcontracts may be funded in increments over a number of government budget periods and typically can be terminated by the government for its convenience. As a result of these and other factors, we often incur inventory and manufacturing costs in advance of anticipated sales, and we are subject to the risk of lower-than-expected orders or cancellations of orders, leading to a sharp reduction in sales and backlog. Further, if orders or forecasts for products that meet a customer's unique requirements are canceled or unrealized, we may be left with an inventory of unsaleable products, causing potential inventory write-offs, and hindering our ability to recover our costs. The foregoing risks may be exacerbated in times of macroeconomic uncertainty, including as a result of tariffs, elevated inflation, high interest rates, bank failures and slower economic growth or recession. Incorrect forecasts, or reductions, cancellations or delays in orders for our products, could adversely affect our operating results.

Our products are complex and we may be subject to warranty, indemnity or product liability claims, which could result in significant costs and damage to our reputation and adversely affect customer relationships, the market acceptance of our products and our operating results.

Semiconductor products are highly complex and may contain defects that affect their quality or performance. Failures in our products and services or in the products of our customers could result in damage to our reputation for reliability and increase our legal or financial exposure to third parties. Certain of our products and services, including those that may incorporate, or are based upon, software or AI technology, could also contain security vulnerabilities, defects, bugs and errors, which could also result in significant data losses, security breaches and theft of intellectual property. We generally warrant that our products will meet their published specifications, and that we will repair or replace defective products, for one year from the date title passes from us to the customer. We invest significant resources in the testing of our products; however, if any of our products contain security vulnerabilities, defects, bugs or errors, we may be required to incur additional development and remediation costs pursuant to warranty and indemnification provisions in our customer contracts and purchase orders. These problems may divert our technical and other resources from other product development efforts and could result in claims against us by our customers or others, including liability for costs and expenses associated with product defects, including recalls, which may adversely impact our reputation and operating results. We may also be subject to customer intellectual property indemnity claims. Our customers have on occasion been sued, and may be sued in the future, by third parties alleging infringement of intellectual property rights, or damages resulting from use of our products. Those customers may seek indemnification from us under the terms and conditions of our sales contracts with them. In certain cases, our potential indemnification liability may be significant.

Further, we sell to customers in industries such as automotive (including autonomous vehicles), aerospace, defense, healthcare and industrial, where failure of the systems in which our products are integrated could cause damage to property or persons. We may be subject to product liability claims if our products, or the integration of our products, cause system failures. Any product liability claim, whether or not determined in our favor, could result in significant expense, divert the efforts of our technical and management personnel, and harm our business. In addition, if any of our products contain defects, or have reliability, quality or compatibility problems not capable of being resolved, our reputation may be damaged, which could make it more difficult for us to sell our products to customers and which could also adversely affect our operating results.

The fabrication of integrated circuits is highly complex and precise, and our manufacturing processes utilize a substantial amount of technology. Minute impurities, contaminants in the manufacturing environment, difficulties in the fabrication process, defects in the masks used in the wafer manufacturing process, manufacturing equipment failures, wafer breakage or other factors can cause a substantial percentage of wafers to be rejected or numerous dice on each wafer to be nonfunctional. While we have significant expertise in semiconductor manufacturing, it is possible that some processes could become unstable. This instability could result in manufacturing delays and product shortages, which could have a material adverse effect on our operating results.

Risks Related to Acquisitions and Strategic Transactions

To remain competitive, we may need to invest in or acquire other companies, purchase or license technology from third parties, or enter into other strategic transactions in order to introduce new products or enhance our existing products.

An element of our business strategy involves expansion through the acquisitions of businesses, assets, products or technologies that allow us to complement our existing product offerings, diversify our product portfolio, expand our market coverage, increase our engineering workforce, expand our technical skill sets or enhance our technological capabilities. We may not be able to identify businesses that have the technology or resources we need and, if we find such businesses, we may not be able to invest in, purchase or license the technology or resources on commercially favorable terms or at all. Acquisitions, investments and technology licenses are challenging to complete for a number of reasons, including difficulties in identifying potential targets, the cost of potential transactions, competition among prospective buyers and licensees, the need for regulatory approvals, and difficulties related to integration efforts. In addition, investments in companies are subject to risk of a partial or total loss of our investment. Both in the United States and abroad, governmental regulation of acquisitions, including antitrust and other regulatory reviews and approvals, has become more complex, increasing the costs and risks of undertaking, and may prevent us from consummating, significant acquisitions. In order to finance a potential transaction, we may need to raise additional funds by issuing securities or borrowing money. We may not be able to obtain financing on favorable terms, and the sale of our stock may result in the dilution of our existing shareholders or the issuance of securities with rights that are superior to the rights of our common shareholders.

Acquisitions also involve a number of challenges and risks, including:

- diversion of management's attention in connection with both negotiating the transaction and integrating the acquired assets and businesses;
- difficulty or delay integrating acquired technologies, operations, processes, policies, procedures, systems, technologies, infrastructure and personnel with our existing businesses;
- strain on managerial and operational resources as management oversees larger or more complex operations;
- future funding requirements for acquired companies, including research and development costs, employee compensation and benefits, and operating expenses, which may be significant;
- servicing significant debt that may be incurred in connection with acquisitions;
- potential loss of key employees;
- exposure to unforeseen liabilities or regulatory compliance issues of acquired companies;
- higher than expected or unexpected acquisition or integration costs;
- difficulty realizing expected cost savings, operating synergies and growth prospects of an acquisition in a timely manner or at all; and
- increased risk of costly and time-consuming legal proceedings.

If we are unable to successfully address these risks, we may not realize some or all of the expected benefits of our acquisitions, which may have an adverse effect on our business strategy, plans and operating results.

Risks Related to Cyber, Artificial Intelligence, Intellectual Property, Legal and Regulatory

Our computer systems and networks are subject to attempted security breaches and other cyber incidents and a significant disruption in, or breach in security of, our information technology systems or certain products could materially and adversely affect our business or reputation.

We rely on information technology systems throughout our company to keep financial records and customer data, process orders, manage inventory, coordinate shipments to customers, maintain confidential and proprietary information, assist in semiconductor engineering and other technical activities and operate other critical functions such as internet connectivity, network communications and email. In addition, we provide our confidential and proprietary information to our strategic partners in certain cases, who may maintain such information on their information technology systems. While in the past we have experienced cybersecurity attacks and incidents, we believe that they have not had a material impact on our business. Our security measures or those of our third-party service providers or strategic partners may not detect or prevent security breaches, cyberattacks, defects, bugs or errors. Further, geopolitical tensions and conflicts have escalated the volume and sophistication of cyberattacks. Because the tactics and techniques used by threat actors to obtain unauthorized access to or sabotage systems change frequently and, in some cases, are not recognized until they are launched or even later, we may be unable to anticipate these techniques or to implement adequate preventative measures in advance, and security breaches may remain undetected for an extended period of time. Our use of AI may also increase vulnerability to cybersecurity risks, including through unauthorized use or misuse of AI tools and bad inputs or logic or the introduction of malicious code incorporated into AI generated code. AI and machine learning also may be used for certain cybersecurity attacks, improving or expanding the existing capabilities of threat actors in manners we cannot predict at this time, resulting in greater risks of security incidents and breaches. We and our third-party service providers or strategic partners are susceptible to security breaches of information technology systems or certain products and other incidents such as unauthorized access, supply-chain attacks, exfiltration or destruction of data, disruption of service, viruses or other malicious code, illegal break-ins or hacking, sabotage, phishing attempts and other forms of social engineering, malware, ransomware and other forms of cyber extortion and similar events. These threats may come from cybercriminals, cyberterrorists and hacktivists, nation-state and nation-state-supported actors (including advanced persistent threat intrusions) and computer hackers. They also may result from the malicious or accidental acts of our employees, contractors or third-party providers. In the event of unauthorized access to, or a security breach of, our systems or those of our third-party service providers or strategic partners, our operations may be disrupted and our proprietary information or that of our employees, contractors, partners, customers, suppliers or other third parties may be misappropriated. In the event of a cybersecurity attack or incident, we could be exposed to potential liability, litigation, and regulatory action, as well as the loss of existing or potential customers, damage to our reputation and other financial loss. In addition, the cost and operational consequences of responding to breaches and implementing remediation measures could be significant. Furthermore, the continuing and evolving threat of cyberattacks has resulted in increased regulatory focus and we may be required to invest significant additional resources to comply with evolving cybersecurity regulations. For example, the SEC adopted rules requiring the disclosure of cybersecurity incidents that we determine to be "material," to be made within four business days of such determination, which can be complex, requiring a number of assumptions based on several factors. It is possible that the SEC may not agree with our determinations, which could result in fines, civil litigation or damage to our reputation.

Our information technology systems and those of our third-party service providers and strategic partners may also be susceptible to damage, disruptions or shutdowns due to power outages, hardware failures, telecommunication failures, user errors, catastrophes or other unforeseen events. A prolonged disruption in the information technology systems that involve our internal communications or our interactions with customers or suppliers could result in the loss of sales and customers and significant incremental costs, which could adversely affect our business.

We face risks related to the use of AI in our business operations, products and services.

We incorporate AI capabilities across our technologies, business operations, products and services to enhance performance and drive smarter, more efficient solutions. The development and deployment of AI involves significant competitive, legal, regulatory and other risks. The implementation of AI is costly, requires a significant amount of data and there can be no assurance that AI will enhance our products or services or be beneficial to our business, including our efficiency or profitability. In addition, we face significant competition from other companies that are incorporating AI into their products and technologies. These other companies may incorporate AI in products or technologies that are similar to, or that customers perceive as superior to, our technologies or are more cost-effective to develop and deploy. AI technology is complex and rapidly evolving, and if we are unable to innovate quickly enough to keep pace with these rapid technological developments, our business could be harmed.

AI technology may also give rise to significant legal and regulatory compliance risk. Evolving rules, regulations and industry standards governing AI may require us to incur greater compliance costs and restrict the use of AI in our products or technologies. Several jurisdictions where we operate are considering or have proposed or enacted legislation and policies regulating AI, including the European Union's AI Act, and lack of consistency among different regulatory regimes may increase our regulatory and compliance burdens. Investigations and enforcement efforts related to the use of AI technology could increase our compliance costs and restrict our ability to use AI in the development of our products and services. As the use of AI in our products, technologies or our business operations changes, we may become subject to new rules, regulations and industry standards, which may exacerbate these risks. In addition, the use of AI in the development of our products and services, in our business operations or by our customers in end products that incorporate our products, could cause loss of intellectual property, or subject us to risks related to intellectual property infringement or misappropriation, data privacy or cybersecurity. AI algorithms or training methodologies may also be flawed, and datasets may contain irrelevant, insufficient or biased information. Further, AI technology has many applications, and our products could be used in applications that are not in accordance with our controls, policies and procedures. Any failure or perceived failure by us to comply with any legal or regulatory requirement could subject us to legal liabilities, damage our reputation or otherwise adversely affect our business.

We may be unable to adequately protect our proprietary intellectual property rights, which may limit our ability to compete effectively.

Our future success depends, in part, on our ability to protect our intellectual property. We primarily rely on patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements, information security practices and other methods, to protect our proprietary information, technologies and processes. Despite our efforts to protect our intellectual property, it is possible that competitors or other unauthorized parties may obtain or disclose our confidential information, reverse engineer or copy our technologies, products or processes, make unlicensed copies or engage in unapproved distributions of our technology for unauthorized uses, or otherwise misappropriate our intellectual property. Moreover, the laws of foreign countries in which we design, manufacture, market and sell our products may afford little or no effective protection of our intellectual property.

There can be no assurance that the claims allowed in our issued patents will be sufficiently broad to protect our technology. In addition, any of our existing or future patents may be challenged, invalidated or circumvented. As such, any rights granted under these patents may not prevent others from exploiting our proprietary technology. We may not be able to obtain foreign patents or pending applications corresponding to our U.S. patents and applications. Even if patents are granted, we may not be able to effectively enforce our rights. If our patents do not adequately protect our technology, or if our registrations expire prior to end of life of our products, our competitors may be able to offer products similar to ours. Our competitors may also be able to develop similar technology independently or design around our patents.

We generally enter into confidentiality agreements with our employees, consultants and strategic partners. We also try to control access to and distribution of our technologies, documentation and other proprietary information. Despite these efforts, internal or external parties may attempt to copy, disclose, obtain or use our products or technology without our authorization. Also, former employees may seek employment with our business partners, customers or competitors, and may improperly use our proprietary information at their employer.

If we fail to comply with U.S. and foreign laws related to privacy, data security and data protection, it could adversely affect our operating results and financial condition.

We are or may become subject to a variety of laws and regulations such as the European Union's General Data Protection Regulation (GDPR), China's Personal Information Protection Law (PIPL), or California's Consumer Privacy Act (CCPA) regarding privacy, data protection and data security. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws.

In particular, there are numerous U.S. federal, state, and local laws and regulations and foreign laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions. For example, the GDPR and PIPL include operational requirements for companies that receive or process personal data of residents of the European Union or China, as applicable, that are broader and more stringent than those in many other jurisdictions around the world. The GDPR includes significant penalties for non-compliance, and China's PIPL imposes additional operational requirements relating to processing personal information and provides comprehensive penalty and enforcement mechanisms. In the United States, California enacted the CCPA that requires covered companies to provide additional disclosures and data rights to data subjects, including employees. The California Privacy Rights Act expands the CCPA and establishes the California Privacy Protection Agency to enforce Californians' privacy rights under the CCPA. Since the CCPA was enacted, several other states, including Oregon and Texas, have enacted or are in the process of enacting comprehensive privacy schemes.

The costs of compliance with, and other burdens imposed by, the GDPR, CCPA and similar laws may limit the use and adoption of our products and services and require us to incur substantial compliance costs, which could have an adverse impact on our business. Further, our product offerings in the digital healthcare solutions space, which include the collection and processing of sensitive personal information, subject us to heightened requirements under data privacy laws, such as the Health Insurance Portability and Accountability Act.

Given that the scope, interpretation and application of these laws and regulations are often uncertain and may be in conflict across jurisdictions, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us or third-party service providers to comply with our privacy or security policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personal data, may result in governmental enforcement actions, litigation or negative publicity, and could have an adverse effect on our operating results and financial condition.

We are occasionally involved in litigation, administrative proceedings, and regulatory proceedings, which could be costly to resolve and could require us to redesign products, pay significant royalties or fines or refrain from engaging in specific conduct.

From time to time, we are involved in various legal, administrative and regulatory proceedings, claims, demands and investigations relating to our business, including inquiries from and discussions with government entities regarding the compliance of our contracting and sales practices with laws and regulations, which may result in claims, fines or penalties with respect to commercial, trade, product liability, intellectual property, AI, cybersecurity, privacy, data protection, antitrust, breach of contract, employment, class action, whistleblower, mergers and acquisitions and other matters. We could also be subject to litigation or arbitration disputes arising under our contractual obligations, customer indemnity, warranty or product liability claims, or other matters that could lead to significant costs and expenses as we defend those claims or pay damage awards.

Further, the semiconductor industry is characterized by frequent claims and litigation involving patent and other intellectual property rights. Other companies or individuals have obtained patents covering a variety of semiconductor designs and processes, and we might be required to obtain licenses under some of these patents or be precluded from making and selling infringing products, if those patents are found to be valid and infringed by us. In the event a third party makes a valid intellectual property claim against us and a license is not available to us on commercially reasonable terms, or at all, we could be forced either to redesign or to stop production of products incorporating that intellectual property, and our operating results could be materially and adversely affected. Litigation may be necessary to enforce our patents or other of our intellectual property rights or to defend us against claims of infringement.

These matters can be time-consuming, divert management's attention and resources and cause us to incur significant expenses. Allegations made in the course of regulatory or legal proceedings may also harm our reputation, regardless of whether there is merit to such claims. Because litigation and the outcome of regulatory proceedings are inherently unpredictable, our business, financial condition or operating results could be materially affected by one or more of these proceedings, claims, demands or investigations. There can be no assurance that we are adequately insured to protect against all claims and potential liabilities, and we may elect to self-insure with respect to certain matters. An adverse outcome in litigation or arbitration could have a material adverse effect on our financial position or on our operating results or cash flows.

Expectations, requirements and attention to environmental, social and governance matters may have an adverse effect on our business, financial condition and results of operations, and damage our brand and reputation.

ESG matters, including climate change and sustainability, human rights, support for local communities, workforce diversity, human capital management, employee health and safety practices, product quality, workers' rights, supply chain management and corporate governance and transparency, continue to receive significant attention from a wide range of stakeholders, including regulators, investors, customers, employees and potential talent. If our ESG practices fail to meet our or the evolving and sometimes differing expectations of investors, customers, employees or other stakeholders, our reputation, brand and employee retention may be negatively impacted, and our customers and suppliers may not continue to do business with us. Certain current and prospective investors continue to utilize ESG data to inform their strategies, including investment and voting decisions, using a multitude of evolving scoring and rating frameworks. Further, certain customers utilize ESG data to inform their purchasing decisions. Additionally, public interest and legislative and regulatory pressure related to companies' ESG practices continue to evolve. This may require us to align our programs to such expectations and disclose specific qualitative and quantitative information to demonstrate our position and progress and support our customers' regulatory compliance. If we do not adapt our strategy or execute quickly enough to meet changing regulatory requirements or the expectations of our investors, customers, employees, regulators or other stakeholders, or if our ESG disclosures, including data input, processing and reporting, are incomplete or inaccurate, our business, financial condition, results of operations, brand and reputation could be adversely affected.

We are subject to environment, health and safety standards and hazards which have the potential to adversely affect our business, increase our expenses and adversely affect our reputation.

Our industry is subject to EHS requirements and laws, particularly those that control and restrict the sourcing, use, transportation, emission, discharge, storage and disposal of certain substances and materials and those that help promote the health and safety of our employees and the communities in which we operate. For certain facilities, we are required to obtain environmental permits from governmental authorities for our operations, which may limit or restrict our operations. In addition, our operations may be interrupted or restricted by the phase-out or ban of certain substances, materials or processes, which may impact the sourcing, supply and pricing of materials used in manufacturing our products. For example, several jurisdictions have sought or may seek to restrict the use of per- and polyfluoroalkyl substances (PFAS), which may be found in process chemicals, parts, components and other materials used in semiconductor manufacturing and have limited technically and commercially feasible alternatives. Any such restriction in our ability to access supplies may adversely affect our results of operations. Further, public attention to environmental and social responsibility remains high, and our customers routinely include stringent environmental and other standards in their contracts with us. Changes in EHS laws or regulations, uncertainties about those laws or regulations, or customer requirements may require us to invest in equipment, make manufacturing process or material changes or re-assess current and planned expenditures and initiatives, any of which could adversely affect our business, financial condition and results of operations.

In addition, we use hazardous and other regulated materials that subject us to risks of liability for damages caused by potential or actual releases of such materials. Any failure to control these materials adequately or to comply with existing or future EHS statutory or regulatory standards, requirements or contractual obligations could result in any of the following, each of which could have a material adverse effect on our business and operating results:

- liability for damages and remediation;
- the imposition of regulatory penalties and civil and criminal fines;
- the suspension or termination of the development, manufacture, sale or use of certain of our products;
- changes to our manufacturing processes or a need to substitute materials that may cost more or be less available;
- disruption to our operations and our ability to generate revenues;
- damage to our reputation; or
- increased expenses associated with compliance.

If we fail to comply with government contracting regulations, we could suffer a loss of revenue or incur price adjustments or other penalties.

Some of our revenue is derived from contracts with agencies of the United States government and subcontracts with its prime contractors. As a United States government contractor or subcontractor, we are subject to federal contracting regulations, including the Federal Acquisition Regulations, which govern the allowability of costs incurred by us in the performance of United States government contracts. Certain contract pricing is based on estimated direct and indirect costs, which are subject to change. Additionally, the United States government is entitled after final payment on certain negotiated contracts to examine all of our cost records with respect to such contracts and to seek a downward adjustment to the price of the contract if it determines that we failed to furnish complete, accurate and current cost or pricing data in connection with the negotiation of the price of the contract. Further, United States government contracts contain provisions and are subject to laws and regulations that may give the United States government rights and remedies not typically found in commercial contracts, including certain intellectual property rights and restrictions on future business.

In connection with our United States government business, we are subject to evolving procurement rules and regulations, as well as government audits and to review and approval of our policies, procedures, and internal controls for compliance with procurement regulations and applicable laws, such as the Cybersecurity Maturity Model Certification. In certain circumstances, if we do not comply with the terms of a government contract or with regulations or statutes, we could be subject to downward contract price adjustments or refund obligations or could in extreme circumstances be assessed civil and criminal penalties or be debarred or suspended from obtaining future contracts for a specified period of time. Any such suspension or debarment or other sanction could have an adverse effect on our business and reputation.

Under some of our government subcontracts, we are required to maintain secure facilities and to obtain security clearances for personnel involved in performance of the contract, which can be time-consuming and costly. If we are unable to comply with these requirements, or if personnel critical to our performance of these contracts are unable to obtain or maintain their security clearances, we may be unable to perform these contracts or compete for other projects of this nature, which could adversely affect our revenue.

Damage to our reputation can damage our business.

Our reputation is a critical factor in our relationships with customers, employees, governments, suppliers and other stakeholders. Our failure to address, or the appearance of our failure to address, issues that give rise to reputational risk, including those described in this Risk Factors section, could significantly harm our reputation and our brands. We may be subject to reputational risks and our brand loyalty may decline if others adopt the same or confusingly similar marks in an effort to misappropriate and profit on our brand name and do not provide the same level of quality as is delivered by our solutions and services. It may also limit our ability to be seen as an employer of choice when competing for highly skilled employees and repairing our reputation and brands may be difficult, time-consuming, and expensive. To the extent we fail to respond quickly and effectively to address corporate and brand crises, the ensuing negative public reaction could significantly harm our reputation and our brands, which could lead to increases in litigation claims and asserted damages or subject us to regulatory actions or restrictions. If we fail to maintain, enhance and protect our brands, if we incur excessive expenses in this effort or if customers or potential customers are confused by others' trademarks, our business, operating results and financial condition may be materially and adversely affected.

Increases in our effective tax rate, exposure to additional tax liabilities, or substantial changes in domestic or international corporate tax policies, regulations or guidance may adversely impact our results of operations.

Our effective tax rate reflects the applicable tax rate in effect in the various tax jurisdictions around the world where our income is earned. Our effective tax rate for the fiscal year ended November 1, 2025 was below the U.S. federal statutory rate of 21%. This is primarily due to lower statutory tax rates applicable to our operations in the foreign jurisdictions in which we earn income.

A number of factors may increase our future effective tax rate, including: new or revised tax laws or legislation or the interpretation of such laws or legislation by governmental authorities; increases in tax rates in various jurisdictions; variation in the mix of jurisdictions in which our profits are earned and taxed; deferred taxes arising from basis differences in investments in foreign subsidiaries; any adverse resolution of ongoing tax audits or adverse rulings from taxing authorities worldwide; changes in the valuation of our deferred tax assets and liabilities; adjustments to income taxes upon finalization of various tax returns; increases in expenses not deductible for tax purposes, including executive compensation subject to the limitations of Section 162(m) of the Internal Revenue Code and amortization of assets acquired in connection with strategic transactions; decreased availability of tax deductions for stock-based compensation awards worldwide; and changes in available tax credits. Any significant increase in our future effective tax rate could adversely impact our net income during future periods.

Tax legislation and regulation may require the collection of information not regularly produced by us, and therefore necessitate the use of estimates in our Consolidated Financial Statements and the exercise of significant judgment in accounting for its provisions, which may subject us to additional tax liability, tax examination and other risks. As regulations and guidance evolve with respect to tax legislation and regulation, and as more information is gathered and analyzed, our results may differ from previous estimates and may materially affect our Consolidated Financial Statements. Further, we are subject to, and are under tax examination and audit in various jurisdictions, including an IRS income tax audit for the fiscal years ended October 30, 2021, November 2, 2019 (fiscal 2019) and November 3, 2018; an IRS income tax audit for Maxim Integrated Products, Inc.'s fiscal years ended June 27, 2015 through August 26, 2021; and various U.S. state and local tax audits and international audits, including an Irish corporate tax audit for fiscal 2021. Such jurisdictions may assess additional income tax against us. The final determination of tax audits or any administrative appeals relating thereto could be materially different from our income tax provisions and accruals. The ultimate result of any current or future audit could have a material adverse effect on our results of operations and cash flows in the period or periods for which that determination is made.

We are also subject to laws and regulations in various jurisdictions that determine how much profit has been earned and when it is subject to taxation in that jurisdiction. In the United States, for example, the Inflation Reduction Act (IRA) imposes a 15% book minimum tax on corporations with three-year average annual adjusted financial statement income exceeding $1 billion. We do not believe that the minimum tax provided by the IRA will materially impact our effective tax rate. Corporate tax reform, anti-base-erosion rules and tax transparency continue to be high legislative or regulatory priorities in many jurisdictions. Changes in laws and regulations regarding these matters could impact the jurisdictions where we are deemed to earn income, which could in turn adversely affect our tax liability and results of operations. For example, the Organization for Economic Cooperation and Development's (OECD) Base Erosion and Profit Sharing Plans, which implement a minimum global effective tax rate of 15%, applied to us beginning in fiscal year 2025. We continue to monitor potential impacts related to this legislation as countries implement it and the OECD provides additional guidance. As additional jurisdictions enact such legislation, our effective tax rate and cash tax payments could increase.

Risks Related to Indebtedness, Financial Markets and Capital Return

We have substantial existing indebtedness and the ability to incur significant additional indebtedness, which could limit our operations and our use of our cash flow and negatively impact our credit ratings.

As of November 1, 2025, we had approximately $8.6 billion in outstanding indebtedness, including $446.6 million of short-term commercial paper. In addition, we had the ability to incur approximately $2.6 billion of additional indebtedness in direct borrowings under our outstanding commercial paper facility based on amounts available under our unsecured revolving credit facility that were not being used to backstop our outstanding commercial paper balance. Our leverage could have negative consequences, including increasing our vulnerability to adverse economic and industry conditions, limiting our ability to obtain additional financing and limiting our ability to acquire new products and technologies through strategic acquisitions. Further, our net interest expense is exposed to changes in market interest rates. We may also incur additional debt, including debt with variable interest rates, in the future, which would exacerbate these risks.

Our ability to make payments of principal and interest on our indebtedness when due depends upon our future operating performance, which may be impacted by general economic conditions, industry cycles and other factors beyond our control. If we are unable to service or refinance our debt, we may be required to divert funds that would otherwise be invested in growing our business operations or returned to shareholders, repatriate earnings as dividends from foreign locations with potential negative tax consequences, or sell selected assets. Such measures might not be sufficient to enable us to service our debt, which could negatively impact our financial results. In addition, we may not be able to obtain any such financing, refinancing or complete a sale of assets on economically favorable terms. In the case of financing or refinancing, favorable interest rates will depend on conditions in the debt capital markets. In addition, if our credit ratings are downgraded or put on watch for a potential downgrade, the applicable interest rate on borrowings under our current revolving credit facility and commercial paper issuances may rise and our ability to obtain additional financing or refinance our existing debt may be negatively affected.

Restrictions in our revolving credit facility and outstanding debt instruments may limit our activities.

Our current revolving credit facility and outstanding debt instruments impose, and future debt instruments to which we may become subject may impose, restrictions that limit our ability to engage in activities that could otherwise benefit us, including to undertake certain transactions, to create certain liens on our assets and to incur certain subsidiary indebtedness. Our ability to comply with these financial restrictions and covenants is dependent on our future performance, which is subject to prevailing economic conditions and other factors, including factors that are beyond our control such as changes in technology, government regulations and the level of competition in our markets. In addition, our revolving credit facility requires us to maintain compliance with specified financial ratios. If we breach any of the covenants under our revolving credit facility, the indentures governing our outstanding senior unsecured notes, or any future debt instruments to which we may become subject and do not obtain appropriate waivers, then, subject to applicable cure periods, our outstanding indebtedness thereunder could be declared immediately due and payable and we may be restricted from further borrowing under our revolving credit facility.

We may not meet expectations or targets in connection with our "green" financing arrangements, which could harm our reputation and business.

From time to time, we may enter into "green" financing arrangements that require us to use proceeds for environmental sustainability purposes or have targets related to environmental sustainability. For example, on October 5, 2021, we issued $750 million sustainability-linked senior notes (Sustainability-Linked Senior Notes). Our Sustainability-Linked Senior Notes initially bear interest at a rate of 1.7% per annum and are subject to an increase of an additional 30 basis points per annum from April 1, 2026 to their maturity on October 1, 2028 unless the Sustainability Performance Target (as defined in the Sustainability-Linked Senior Notes) has been satisfied. Failing to use the net proceeds under green financing arrangements that satisfies investor criteria and expectations regarding environmental impact or achieve targets related to environmental sustainability under such financing arrangements could result in reputational harm and our business and operating results could be negatively impacted.

If we are not able to meet our U.S. cash requirements, it may be necessary for us to consider repatriation of foreign earnings, which could have a material adverse effect on our results of operations and financial condition.

We carry outside basis differences in certain of our subsidiaries, primarily arising from acquisition accounting adjustments and certain undistributed earnings that are considered indefinitely reinvested. We intend to reinvest these funds in our international operations, and our current plans do not demonstrate a need to repatriate these earnings to fund our U.S. cash requirements. However, we require a substantial amount of cash in the United States for operating requirements, stock repurchases, cash dividends and acquisitions. If we are not able to meet our U.S. cash requirements through operations, borrowings under our current revolving credit facility, issuances under our commercial paper program, future debt or equity offerings or other sources of cash obtained at an acceptable cost, it may be necessary for us to consider repatriation of earnings that are indefinitely reinvested, and we may be required to pay additional taxes under current tax laws, which could have a material adverse effect on our results of operations and financial condition.

General Risk Factors

Our results of operations could be affected by natural disasters or other catastrophic events in the locations in which we or our key partners operate.

We, like many companies in the semiconductor industry, rely on supplies, services, internal manufacturing capacity, wafer fabrication foundries and other subcontractors in locations around the world that are susceptible to natural disasters and other significant disruptions. Earthquakes, fires, tsunamis, extreme precipitation and flooding, public health emergencies or other catastrophic events may disrupt local semiconductor-related businesses and adversely affect manufacturing capacity, availability and cost of key raw materials, utilities and equipment, and availability of key services, including transport of our products worldwide. Our insurance may not adequately cover losses resulting from such disruptions. Any prolonged inability to utilize one of our manufacturing facilities, or those of our subcontractors or third-party wafer fabrication foundries, or to access key raw materials, utilities and equipment as a result of fire, flood, natural disaster, unavailability of utilities or otherwise, could result in a temporary or permanent loss of customers for affected products, which could have a material adverse effect on our results of operations, financial condition and reputation. In addition, global climate change may result in certain natural disasters or other severe weather events occurring more frequently or with greater intensity, such as drought, wildfires, storms, sea-level rise, extreme temperatures and flooding, and could disrupt the availability of water necessary for the operation of our fabrication facilities and otherwise adversely impact our results of operations. The long-term effects of climate change on the global economy and the semiconductor industry in particular are unclear, but could be severe.

Our stock price may be volatile.

The market price of our common stock may be volatile, as it may be significantly affected by factors including:

- global economic conditions generally;
- U.S. and foreign government actions, including with respect to trade, travel, export and taxation;
- crises in global credit, debt and financial markets;
- actual or anticipated fluctuations in our revenue and operating results;
- changes in financial estimates or other statements made by securities analysts or others in analyst reports or other publications, or our failure to perform in line with those estimates or statements or our published guidance;
- financial results and prospects of our customers;
- changes in market valuations of other semiconductor companies;
- rumors and speculation in the press, investment community or on social media about us, our customers or other companies in our industry;
- announcements by us, our customers or our competitors of significant new products, technical innovations, material transactions, acquisitions or dispositions, litigation, capital commitments, including share repurchases and dividend policies, or revised earnings estimates;
- departures of key personnel;
- alleged noncompliance with laws, regulations or ethics standards by us or any of our employees, officers or directors; and
- negative media publicity targeting us or our suppliers, customers or competitors.

The stock market has historically experienced volatility, especially within the semiconductor industry, that often has been unrelated to the performance of particular companies, such as the response to recently announced tariffs and other trade restrictions. These market fluctuations have, and may in the future, cause our stock price to fall regardless of our operating results.

Our directors and executive officers periodically buy or sell shares of our common stock in the market, including pursuant to Rule 10b5-1 trading plans. Regardless of the individual's reasons for such purchases or sales, securities analysts and investors could view such transactions as positive or negative indicators and our stock price could be adversely affected as a result.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Risk Management and Strategy

As part of our enterprise security program, we perform risk assessments relating to cybersecurity and technology risks. Our enterprise security program has been developed based on industry standards, including those published by the International Organization for Standardization (ISO) and the National Institute of Standards and Technology. The program includes a comprehensive set of enterprise security policies and procedures that guide our protection strategy. Our policies, procedures and practices include, but are not limited to:

- identifying critical assets and high-risk threats and analyzing identified risks to determine the potential impact on the organization and the likelihood of occurrence;
- cybersecurity detection, controls and remediation practices, including vulnerability assessments, penetration testing and tabletop exercises;
- an incident response and recovery plan that includes escalation protocols, procedures for containment of incidents and investigation and remediation procedures;
- installation of and regular updates to antivirus software on all company managed systems and workstations to detect and prevent malicious code from impacting our systems;
- conducting regular workforce trainings for employees to identify cybersecurity concerns and educate employees on potential risks and best practices;
- evaluating the effectiveness of our program by performing internal assessments;
- periodic external audits by an independent third party to test for the adequacy of, and compliance with, controls and standards; and
- regular collaboration with leading global security providers, intelligence and law enforcement communities and industry peers to exchange information on trends and best practices in order to address new and evolving cybersecurity risks.

We have in place a third-party risk management program to evaluate the cyber postures of our critical partners who handle the Company's sensitive data in order to identify, monitor and address material cybersecurity risks that may arise from such third-party relationships.

While we have experienced cybersecurity incidents in the past, in the last three years we have not experienced any cybersecurity incidents that have materially affected or are currently viewed as reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. However, the scope and impact of any future incidents cannot be predicted and there can be no assurance that our enterprise security program will be effective in preventing material cybersecurity incidents in the future.

See the risk factor titled "Our computer systems and networks are subject to attempted security breaches and other cyber incidents and a significant disruption in, or breach in security of, our information technology systems or certain products could materially and adversely affect our business or reputation." in Risk Factors in Part I, Item 1A of this Annual Report on Form 10-K for further information.

Governance

Management is responsible for assessing and managing our day-to-day risks and control systems, and our Board is responsible for overseeing our enterprise risk management programs as a whole. The Board has delegated the oversight of cybersecurity risk assessment and management to the audit committee. As reflected in its charter, the audit committee is responsible for overseeing and reviewing the Company's cybersecurity and information security programs, practices and risk mitigation efforts. The audit committee receives quarterly reports on cybersecurity risks, or more frequent reports if circumstances dictate.

We have established a cross-functional Cybersecurity Steering Committee, comprised of our Chief Information Officer (CIO), our Chief Information Security Officer (CISO) and other senior management. The Cybersecurity Steering Committee is charged with overseeing the management of our enterprise security program, including reviewing and prioritizing cybersecurity risks, monitoring potential incidents, establishing key mitigation initiatives, overseeing cybersecurity governance and promoting and supporting cybersecurity best practices. The Cybersecurity Steering Committee is chaired by our CISO. Both our CISO and our CIO have extensive experience in assessing and managing cybersecurity programs and risk management through serving in various senior roles in information technology and cybersecurity and holding multiple industry-recognized certifications.

The prevention, detection, mitigation and remediation of cybersecurity incidents is accomplished pursuant to various policies, procedures and processes, including our incident response and recovery plan and the other elements of our enterprise security program described above under "Risk Management and Strategy." These measures include escalation protocols through which the Cybersecurity Steering Committee is informed about cybersecurity and incidents by our CISO. As part of our enterprise security program, we have communication processes enabled for employees to identify and report threats or potential vulnerabilities.

Our CIO and CISO provide regular updates to the full Board on the performance of, and enhancements to, key information technology projects, our enterprise security program and risk mitigation efforts, including relevant findings of the Cybersecurity Steering Committee. The full Board also receives updates from the audit committee. In addition, there are protocols in place for immediate escalation in the event of any cybersecurity issues or developments that may require consideration between regularly scheduled audit committee or Board meetings. Our internal audit team also provides regular updates to the audit committee on the performance of our enterprise security program from an internal audit perspective. In addition, our Chief Compliance and Risk Officer, who oversees our overall enterprise risk management and compliance programs and chairs our Enterprise Risk Management Committee, provides regular reports to the full Board, including periodic updates on risk management.

ITEM 2.   PROPERTIES

Manufacturing and other operations are conducted in several locations worldwide. The following tables provide certain information about our significant general offices and manufacturing facilities:

Properties Owned:	Use	Approximate Total Sq. Ft.
Cavite, Philippines	Wafer probe and testing, warehouse, engineering and administrative offices	1,486,000 sq. ft.
Wilmington, MA	Corporate headquarters, wafer fabrication, testing, engineering, sales, marketing and administrative offices	826,000 sq. ft.
Chonburi Province, Thailand	Wafer probe and testing, warehouse, engineering and administrative offices	744,000 sq. ft.
Limerick, Ireland	Wafer fabrication, wafer probe and testing, warehouse and distribution, engineering and administrative offices	708,500 sq. ft.
Penang, Malaysia (1) (2)	Wafer probe and testing, assembly and engineering offices	697,000 sq. ft.
Beaverton, OR	Wafer fabrication, engineering and administrative offices	458,000 sq. ft.
San Jose, CA	Engineering, sales, marketing and administrative offices	441,000 sq. ft.
Chelmsford, MA	Final assembly of certain module and subsystem-level products, testing, engineering and administrative offices	237,000 sq. ft.

Properties Leased:	Use	Approximate Total Sq. Ft.	Lease Termination (fiscal year)	Renewals
Bangalore, India	Engineering and administrative offices	175,000 sq. ft.	2027	1, five-yr. period
Durham, NC	Testing, engineering, and administrative offices	156,000 sq. ft.	2035	2, five-yr. periods

(1) Leases on the land used for this owned facility expire in 2054 through 2057.
(2) For further information concerning our held for sale assets at the Penang, Malaysia facility, see Note 2e, *Property, Plant and Equipment,* of the Notes to Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report on Form 10-K.

In addition to the properties listed in the above tables, we also own or lease a number of other facilities in various locations in the United States and internationally that are used for manufacturing, engineering, sales and marketing and administration activities. Leases for these leased facilities expire at various dates through the year 2039. We do not anticipate experiencing significant difficulty in retaining occupancy of any of our facilities through lease renewals prior to expiration or through month-to-month occupancy, or in replacing them with equivalent facilities. For information concerning our obligations under all operating leases, see Note 7, *Leases*, of the Notes to Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 3.   LEGAL PROCEEDINGS

From time to time in the ordinary course of our business, we are involved in various claims, charges and litigation arising from, or related to, among other things, contractual matters, patents, trademarks, personal injury, environmental matters, product liability, insurance coverage, employment or employee benefits. As to such claims and litigation, we can give no assurance that we will prevail. We do not believe that any current legal matters will have a material adverse effect on our financial position, results of operations or cash flows.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on The Nasdaq Global Select Market under the symbol ADI. The number of holders of record of our common stock at November 21, 2025 was 2,142. This number does not include shareholders for whom shares are held in a "nominee" or "street" name. On October 31, 2025, the last reported sales price of our common stock on The Nasdaq Global Select Market was $234.13 per share.

On November 24, 2025, our Board of Directors declared a cash dividend of $0.99 per outstanding share of common stock. The dividend will be paid on December 22, 2025 to all shareholders of record at the close of business on December 8, 2025 and is expected to total approximately $484.8 million. We currently expect quarterly dividends to continue in future periods, although they remain subject to determination and declaration by our Board of Directors. The payment of future dividends, if any, will be based on several factors, including our financial performance, outlook and liquidity.

Information regarding our equity compensation plans and the securities authorized for issuance thereunder is set forth in Item 12 of this Annual Report on Form 10-K.

Issuer Purchases of Equity Securities

The table below summarizes the activity related to stock repurchases for the three months ended November 1, 2025. We have an ongoing authorization, originally approved by our Board of Directors in 2004, and subsequently amended, to repurchase shares of our common stock in open market or negotiated transactions. As of November 1, 2025, the Company had repurchased a total of approximately 216.5 million shares of its common stock for approximately $17.0 billion under our share repurchase program. An additional $9.7 billion remains available for repurchase of shares under the current authorized program. Future repurchases of common stock will be dependent upon our financial position, results of operations, outlook, liquidity and other factors we deem relevant.

Period	Total Number of Shares Purchased (1)	Average Price Paid Per Share (2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
August 3, 2025 through August 30, 2025	1,019,618	$ 235.55	911,058	$ 10,079,668,663
August 31, 2025 through September 27, 2025	755,288	$ 247.02	746,876	$ 9,895,164,780
September 28, 2025 through November 1, 2025	1,040,641	$ 239.82	1,010,838	$ 9,652,678,988
Total	2,815,547	$ 240.20	2,668,772	$ 9,652,678,988

(1) Includes an aggregate of 146,775 shares withheld by us from employees to satisfy employee tax obligations upon vesting of restricted stock units/awards granted to our employees under our equity compensation plans.

(2) The average price paid for shares in connection with vesting of restricted stock units/awards are averages of the closing stock prices at the vesting dates which are used to calculate the number of shares to be withheld.

Comparative Stock Performance Graph

The following graph compares cumulative total shareholder return on our common stock since October 31, 2020 with the cumulative total return of the Standard & Poor's (S&P) 500 Index and the S&P Semiconductors Index. This graph assumes the investment of $100 on October 31, 2020 in our common stock, the S&P 500 Index and the S&P Semiconductors Index and assumes all dividends are reinvested. Measurement points are the last trading day for each respective fiscal year.



ITEM 6.   RESERVED

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (all tabular amounts in thousands except per share amounts)

The following discussion includes results of operations and financial condition for the fiscal year ended November 1, 2025 (fiscal 2025) and the fiscal year ended November 2, 2024 (fiscal 2024) and year-over-year comparisons between fiscal 2025 and fiscal 2024. For discussion on results of operations and financial condition for fiscal 2024 and the fiscal year ended October 28, 2023 (fiscal 2023) and year-over-year comparisons between fiscal 2024 and fiscal 2023, please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 of our Annual Report on Form 10-K for fiscal 2024 filed with the Securities and Exchange Commission on November 26, 2024. Our fiscal year is the 52-week or 53-week period ending on the Saturday closest to the last day in October. Fiscal 2025 was a 52-week fiscal period, while fiscal 2024 was a 53-week fiscal period. The additional week in fiscal 2024 was included in the first quarter ended February 3, 2024. Therefore, fiscal 2025 includes one less week of operations as compared to fiscal 2024.

Results of Operations

Overview

| | Fiscal Year | | | |
	2025	2024	$ Change	% Change
Revenue	$ 11,019,707	$ 9,427,157	$ 1,592,550	17 %
Gross margin %	61.5 %	57.1 %		
Net income	$ 2,267,342	$ 1,635,273	$ 632,069	39 %
Net income as a % of revenue	20.6 %	17.3 %		
Diluted EPS	$ 4.56	$ 3.28	$ 1.28	39 %

Revenue Trends by End Market

The following table summarizes revenue by end market. The categorization of revenue by end market is determined using a variety of data points including the technical characteristics of the product, the "sold to" customer information, the "ship to" customer information and the end customer product or application into which our product will be incorporated. As data systems for capturing and tracking this data and our methodology evolves and improves, the categorization of products by end market can vary over time. When this occurs, we reclassify revenue by end market for prior periods. Such reclassifications typically do not materially change the sizing of, or the underlying trends of results within, each end market.

| | Fiscal 2025 | | | Fiscal 2024 | |
	Revenue	% of Total Revenue (1)	Y/Y% Change	Revenue	% of Total Revenue (1)
Industrial	$ 4,929,409	45 %	15 %	$ 4,290,324	46 %
Automotive	3,277,865	30 %	16 %	2,837,522	30 %
Consumer	1,434,568	13 %	19 %	1,207,880	13 %
Communications	1,377,865	13 %	26 %	1,091,431	12 %
Total Revenue	$ 11,019,707	100 %	17 %	$ 9,427,157	100 %

_____

(1) The sum of the individual percentages may not equal the total due to rounding.

Revenue increased 17% in fiscal 2025 as compared to fiscal 2024 as a result of broad-based increase in demand for our products. In addition to increased demand, the increase in the Industrial end market was primarily due to customer inventory balances normalizing and growth in the test equipment and aerospace and defense sub-markets. In the Automotive end market, the increase was primarily driven by increases from connectivity solutions. The increase in the Consumer end market was primarily related to portable consumer products and the increase in the Communications end market was primarily driven by growth in the wireline sub-market from data center infrastructure expansion in support of AI applications. These increases were partially offset by the impact of an additional week of operations in fiscal 2024 as compared to fiscal 2025.

Revenue by Sales Channel

The following table summarizes revenue by sales channel. We sell our products globally through a direct sales force, third-party distributors, independent sales representatives and via our website. Distributors are customers that buy products with the intention of reselling them. Direct customers are non-distributor customers and consist primarily of original equipment manufacturers (OEMs). Other customers include the U.S. government, government prime contractors and certain commercial customers for which revenue is recorded over time.

	Fiscal 2025		Fiscal 2024	
	Revenue	% of Total Revenue (1)	Revenue	% of Total Revenue (1)
Distributors	$ 6,144,819	56 %	$ 5,505,779	58 %
Direct customers	4,718,993	43 %	3,772,945	40 %
Other	155,895	1 %	148,433	2 %
Total Revenue	$ 11,019,707	100 %	$ 9,427,157	100 %

_____
(1) The sum of the individual percentages may not equal the total due to rounding.

As indicated in the table above, the percentage of total revenue sold via each channel has remained relatively consistent in the periods presented but can fluctuate from time to time based on end market revenue trends. As a percentage of total revenue, the decrease in the distributor channel is primarily due to the decrease in the percentage of revenue from our Industrial end market.

Revenue Trends by Geographic Region

Geographic revenue information for fiscal 2025 and fiscal 2024 reflects the geographic location of the distributors or OEMs who purchased the Company's products. This may differ from the geographic location of the end customers particularly in cases where a third-party contract manufacturer purchases the Company's products through distributors.

	Fiscal Year			
	2025	2024	$ Change	% Change (1)
United States	$ 3,238,145	$ 2,840,426	$ 397,719	14 %
Rest of North and South America	162,470	62,318	100,152	161 %
Europe	2,285,598	2,109,529	176,069	8 %
Japan	989,916	1,085,631	(95,715)	(9)%
China	2,858,286	2,128,840	729,446	34 %
Rest of Asia	1,485,292	1,200,413	284,879	24 %
Total Revenue	$ 11,019,707	$ 9,427,157	$ 1,592,550	17 %

_____
(1) The sum of the individual percentages may not equal the total due to rounding.

In all periods presented, the predominant regions comprising "Rest of North and South America" are Mexico and Canada; the predominant regions comprising "Europe" are Germany, the Netherlands, France and Israel; and the predominant regions comprising "Rest of Asia" are Taiwan, South Korea, Malaysia and Singapore.

Total revenue increased in fiscal 2025 as compared to fiscal 2024 in most regions due to broad-based demand increases as discussed above under the heading *Revenue Trends by End Market.*

Gross Margin

	Fiscal Year			
	2025	2024	$ Change	% Change
Gross margin	$ 6,773,478	$ 5,381,343	$ 1,392,135	26 %
Gross margin %	61.5 %	57.1 %		

Gross margin percentage in fiscal 2025 increased by 440 basis points compared to fiscal 2024, primarily due to higher utilization of our factories due to increased customer demand as well as a decrease in amortization expense related to acquired intangible assets.

Research and Development (R&D)

| | Fiscal Year | | | |
	2025	2024	$ Change	% Change
R&D expenses	$ 1,766,001	$ 1,487,863	$ 278,138	19 %
R&D expenses as a % of revenue	16 %	16 %		

    R&D expenses increased in fiscal 2025 as compared to fiscal 2024, primarily as a result of higher R&D employee related variable compensation expenses and higher salary and benefit expenses, partially offset by the impact of an additional week of operations in fiscal 2024 as compared to fiscal 2025.

    R&D expenses as a percentage of revenue will fluctuate from year-to-year depending on the amount of revenue and the success of new product development efforts, which we view as critical to our future growth. We expect to continue the development of innovative technologies and processes for new products. We believe that a continued commitment to R&D is essential to maintain product leadership with our existing products as well as to provide innovative new product offerings.

Selling, Marketing, General and Administrative (SMG&A)

| | Fiscal Year | | | |
	2025	2024	$ Change	% Change
SMG&A expenses	$ 1,255,339	$ 1,068,640	$ 186,699	17 %
SMG&A expenses as a % of revenue	11 %	11 %		

    SMG&A expenses increased in fiscal 2025 as compared to fiscal 2024, primarily as a result of higher SMG&A employee related variable compensation expenses and salary and benefit expenses, partially offset by an additional week of operations in fiscal 2024 as compared to fiscal 2025.

Amortization of Intangibles

| | Fiscal Year | | | |
	2025	2024	$ Change	% Change
Amortization expenses	$ 749,662	$ 754,784	$ (5,122)	(1)%
Amortization expenses as a % of revenue	7 %	8 %		

    Amortization expenses decreased in fiscal 2025 as compared to fiscal 2024, primarily as a result of a portion of our acquired intangible assets becoming fully amortized.

Special Charges, Net

| | Fiscal Year | | | |
	2025	2024	$ Change	% Change
Special charges, net	$ 69,980	$ 37,258	$ 32,722	88 %
Special charges, net as a % of revenue	1 %	— %		

    Special charges, net increased in fiscal 2025 as compared to fiscal 2024, primarily due to increased charges related to our Global Repositioning Actions. See Note 5, *Special Charges, Net*, of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K for more information.

Nonoperating Expense (Income)

| | Fiscal Year | | | |
	2025	2024	$ Change	% Change
Nonoperating expense (income)	$ 220,384	$ 255,458	$ (35,074)	(14)%

    The year-over-year decrease in nonoperating expense in fiscal 2025 as compared to fiscal 2024 was primarily the result of higher interest income from higher cash, cash equivalents and short-term investments balances during fiscal 2025.

Provision for Income Taxes

	Fiscal Year			
	2025	2024	$ Change	% Change
Provision for income taxes	$ 444,770	$ 142,067	$ 302,703	213 %
Effective income tax rate	16.4 %	8.0 %		

Our effective tax rates for fiscal 2025 and fiscal 2024 were below the U.S. statutory rate of 21% due to lower statutory tax rates applicable to our operations in the foreign jurisdictions in which we earn income. For fiscal 2025 and fiscal 2024 our pretax income was primarily generated in Ireland at a tax rate of 12.5%. Our effective tax rate for fiscal 2025 was impacted by a net deferred tax expense of $153.8 million related to the remeasurement of our Global Intangible Low-Taxed Income related deferred tax assets and liabilities attributable to the passage of the One Big Beautiful Bill Act.

See Note 10, *Income Taxes*, of the Notes to Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

Net Income

	Fiscal Year			
	2025	2024	$ Change	% Change
Net income	$ 2,267,342	$ 1,635,273	$ 632,069	39 %
Net income, as a % of revenue	20.6 %	17.3 %		
Diluted EPS	$ 4.56	$ 3.28	$ 1.28	39 %

The increase in net income in fiscal 2025 as compared to fiscal 2024 was a result of a $899.7 million increase in operating income and a $35.1 million decrease in nonoperating expense, partially offset by a $302.7 million increase in provision for income taxes.

Liquidity and Capital Resources

At November 1, 2025, our principal source of liquidity was $3.7 billion of cash, cash equivalents and short-term investments, of which approximately $2.4 billion was held in the United States, with the balance held outside the United States in various foreign subsidiaries. We manage our worldwide cash requirements by, among other things, reviewing available funds held by our foreign subsidiaries and the cost effectiveness by which those funds can be accessed in the United States. We do not expect current regulatory restrictions or taxes on repatriation to have a material adverse effect on our overall liquidity, financial condition or results of operations. Our cash, cash equivalents and short-term investments consist of highly liquid investments, including money market funds and corporate and bank obligations. We maintain these balances with counterparties with high credit ratings and continually monitor the amount of credit exposure to any one issuer and diversify our investments in order to minimize our credit risk.

We believe that our existing sources of liquidity and cash expected to be generated from future operations, together with existing and anticipated available short- and long-term financing, will be sufficient to fund operations, capital expenditures, research and development efforts and dividend payments (if any) in the immediate future and for at least the next twelve months.

	Fiscal Year	
	2025	2024
Net cash provided by operating activities	$ 4,812,202	$ 3,852,529
Net cash provided by operating activities as a % of revenue	44 %	41 %
Net cash used for investing activities	$ (1,321,521)	$ (1,104,858)
Net cash used for financing activities	$ (2,982,617)	$ (1,714,390)

The following changes contributed to the net change in cash and cash equivalents from fiscal 2024 to fiscal 2025.

Operating Activities

Cash provided by operating activities is net income adjusted for certain non-cash items and changes in assets and liabilities. The increase in cash provided by operating activities during fiscal 2025 as compared to fiscal 2024 was primarily a result of higher net income adjusted for noncash items and changes in working capital.

Investing Activities

Investing cash flows generally consist of purchases of property, plant and equipment, available-for-sale investments and acquisitions of other businesses. The change in cash used for investing activities during fiscal 2025 as compared to fiscal 2024 was primarily the result of the net impact of purchases and maturities of available-for-sale investments, partially offset by a decrease in cash used for capital expenditures.

Financing Activities

Financing cash flows generally consist of payments of dividends to shareholders, repurchases of common stock, issuance and repayment of debt and proceeds from the sale of shares of common stock pursuant to employee equity incentive plans. The increase in cash used for financing activities during fiscal 2025 as compared to fiscal 2024 was primarily the result of increased common stock repurchases and dividend payments to shareholders, partially offset by the net proceeds from our debt obligations.

Working Capital

	Fiscal Year			
	2025	2024	$ Change	% Change
Accounts receivable, net	$ 1,436,075	$ 1,336,331	$ 99,744	7 %
Days sales outstanding (1)	46	54		
Inventory	$ 1,656,323	$ 1,447,687	$ 208,636	14 %
Days cost of sales in inventory (1)	133	139		

(1) We use the average of the current year and prior year ending net accounts receivable and ending inventory balance in our calculation of days sales outstanding and days cost of sales in inventory, respectively.

The increase in accounts receivable for fiscal 2025 compared to fiscal 2024 was primarily the result of variations in the timing of collections and billings and increased revenue levels in the fourth quarter of fiscal 2025 as compared to the fourth quarter of fiscal 2024.

Inventory increased in fiscal 2025 as compared to fiscal 2024, primarily as a result of our efforts to balance manufacturing production, demand and inventory levels. Our inventory levels are impacted by our need to support forecasted sales demand and variations between those forecasts and actual demand.

Current liabilities increased to $3.2 billion at November 1, 2025 from $3.0 billion recorded at the end of fiscal 2024, primarily due to increases in accrued liabilities and income taxes payable, partially offset by a decrease in current debt.

Revolving Credit Facility

Our Fourth Amended and Restated Revolving Credit Agreement, dated as of April 11, 2025, with Bank of America N.A. as administrative agent and the other banks identified therein as lenders (the Revolving Credit Agreement) provides for a five year unsecured revolving credit facility in an aggregate principal amount not to exceed $3.0 billion (subject to certain terms and conditions).

We may borrow under the Revolving Credit Agreement in the future and use the proceeds for repayment of existing indebtedness, stock repurchases, acquisitions, capital expenditures, working capital and other lawful corporate purposes. The terms of the Revolving Credit Agreement impose restrictions on our ability to undertake certain transactions, to create certain liens on assets and to incur certain subsidiary indebtedness. In addition, the Revolving Credit Agreement contains an interest coverage covenant which requires the ratio of consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) to consolidated interest charges to be greater than 3.0 to 1.0. As of November 1, 2025, we were in compliance with these covenants. See Note 11, Revolving Credit Facility, of the Notes to Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report on Form 10-K for further information on our revolving credit facility.

Debt

As of November 1, 2025, we had approximately $8.1 billion of carrying value outstanding on our senior notes. The difference in the carrying value of the debt and the principal is due to the unamortized discount and issuance fees and other adjustments on these instruments. The indentures governing certain of our debt instruments contain covenants that may limit our ability to: incur, create, assume or guarantee any debt or borrowed money secured by a lien upon a principal property; enter into sale and lease-back transactions with respect to a principal property; and consolidate with or merge into, or transfer or lease all or substantially all of our assets to, any other party. As of November 1, 2025, we were compliant with these covenants. See Note 12, *Debt* of the Notes to Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report on Form 10-K for further information on our outstanding debt.

Commercial Paper Program

Under our commercial paper program, we may issue short-term, unsecured commercial paper notes in amounts up to a maximum aggregate face amount of $3.0 billion outstanding at any time, with maturities of up to 397 days from the date of issuance. As of November 1, 2025, we had $446.6 million of outstanding borrowings under the commercial paper program recorded in the Consolidated Balance Sheet. We intend to use the net proceeds of the commercial paper program for general corporate purposes, including without limitation, repayment of indebtedness, stock repurchases, acquisitions, capital expenditures and working capital.

Stock Repurchase Program

As of November 1, 2025, our Board of Directors had authorized us to repurchase $26.7 billion of our common stock under our common stock repurchase program and $9.7 billion remained available for repurchases under the current authorized program. Repurchased shares are held as authorized but unissued shares of common stock. Unless terminated earlier by resolution of our Board of Directors, the repurchase program will expire when the full dollar amount of the authorization has been used to repurchase shares under the program. Future repurchases of common stock will be dependent upon our financial position, results of operations, outlook, liquidity and other factors we deem relevant.

Capital Expenditures

Net additions to property, plant and equipment were $533.6 million in fiscal 2025. We expect capital expenditures for fiscal 2026 to be between approximately 4% and 6% of fiscal 2026 revenue. These capital expenditures will be funded with a combination of cash on hand and cash expected to be generated from future operations, together with existing and anticipated available short- and long-term financing.

Dividends

On November 24, 2025, our Board of Directors declared a cash dividend of $0.99 per outstanding share of common stock. The dividend will be paid on December 22, 2025 to all shareholders of record at the close of business on December 8, 2025 and is expected to total approximately $484.8 million. We currently expect quarterly dividends to continue in future periods, although they remain subject to determination and declaration by our Board of Directors. The payment of future dividends, if any, will be based on several factors, including our financial performance, outlook and liquidity.

Contractual Obligations

The table below summarizes our material contractual obligations in specified periods as of November 1, 2025:

| (thousands) | Total | Payment due by period | | | |
		Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Debt obligations (1)	$ 8,663,716	$ 446,639	$2,940,212	$ 650,000	$4,626,865
Interest payments associated with debt obligations	3,192,312	290,787	517,777	389,089	1,994,659
Investment-related commitments (2)	186,892	37,378	74,757	74,757	—
Transition tax (3)	167,856	167,856	—	—	—
Operating leases (4)	394,961	85,606	142,960	109,501	56,894
Inventory-related purchase commitments (5)	269,737	122,643	103,761	40,000	3,333
Total	$12,875,474	$1,150,909	$3,779,467	$ 1,263,347	$6,681,751

_____

(1) Debt obligations are assumed to be held to maturity.

(2) Commitments related to certain investments in venture funds directed to our strategic areas of targeted growth in digital biology, life sciences and sustainability, among others.

(3) Tax obligation relates to the one-time tax on deemed repatriated earnings under the Tax Cuts and Jobs Act.

(4) Certain of our operating lease obligations include escalation clauses. These escalating payment requirements are reflected in the table.

(5) We have supplier commitments for the purchase of materials and supplies in advance or with minimum purchase quantities.

As of November 1, 2025, our total liabilities associated with uncertain tax positions was $199.7 million, which are included in non-current income taxes payable in our Consolidated Balance Sheets contained in Part II, Item 8 of this Annual Report on Form 10-K. Due to the complexity associated with our tax uncertainties, we cannot make a reasonably reliable estimate of the period in which we expect to settle the non-current liabilities associated with these uncertain tax positions. Therefore, we have not included these uncertain tax positions in the above contractual obligations table.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) and are adopted by us as of the specified effective date. Unless otherwise discussed, management believes that the impact of recently issued standards will not have a material impact on our future financial condition and results of operations. See Note 2s, *New Accounting Pronouncements,* of the Notes to Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report on Form 10-K for a description of recently issued and adopted accounting pronouncements, including the dates of adoption and impact on our financial condition and results of operations.

Critical Accounting Policies and Estimates

Management's discussion and analysis of the financial condition and results of operations is based upon the Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We base our estimates and judgments on historical experience, knowledge of current conditions and beliefs of what could occur in the future based on available information. We consider the following accounting policies to be both those most important to the portrayal of our financial condition and those that require the most subjective judgment. If actual results differ significantly from management's estimates and projections, there could be a material effect on our financial statements. We also have other policies that we consider key accounting policies; however, the application of these policies does not require us to make significant estimates or judgments that are difficult or subjective.

Revenue Recognition

Recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the providing entity expects to be entitled in exchange for those goods or services. We recognize revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration that we expect to receive in exchange for those products or services. We recognize revenue when all of the following criteria are met: (1) we have entered into a binding agreement, (2) the performance obligations have been identified, (3) the transaction price to the customer has been determined, (4) the transaction price has been allocated to the performance obligations in the contract, and (5) the performance obligations have been satisfied. The majority of our shipping terms permit us to recognize revenue at point of shipment or delivery. Certain shipping terms require the goods to be through customs or be received by the customer before title passes. In those instances, we defer the revenue recognized until title and control of the promised goods have passed to the customer. Shipping costs are charged to selling, marketing, general and administrative expense as incurred. Sales taxes are excluded from revenue.

Revenue from contracts with the United States government, government prime contractors and certain commercial customers is recorded over time using either units delivered or costs incurred as the measurement basis for progress toward completion. These measures are used to measure results directly and is generally the best measure of progress toward completion in circumstances in which a reliable measure of output can be established. Estimated revenue in excess of amounts billed is reported as unbilled receivables. Contract accounting requires judgment in estimating costs and assumptions related to technical issues and delivery schedule. Contract costs include material, subcontract costs, labor and an allocation of indirect costs. The estimation of costs at completion of a contract is subject to numerous variables involving contract costs and estimates as to the length of time to complete the contract. Changes in contract performance, estimated gross margin, including the impact of final contract settlements, and estimated losses are recognized in the period in which the changes or losses are determined.

Performance Obligations: Substantially all of our contracts with customers contain a single performance obligation, the sale of mixed-signal integrated circuit (IC) products. Such sales represent a single performance obligation because the sale is one type of good or includes multiple goods that are neither capable of being distinct nor separable from the other promises in the contract. This performance obligation is satisfied when control of the product is transferred to the customer, which occurs upon shipment or delivery. Unsatisfied performance obligations primarily represent contracts for products with future delivery dates and with an original expected duration of one year or less. We generally warrant that our products will meet their published specifications, and that we will repair or replace defective products, for one year from the date title passes from us to the customer. Specific accruals are recorded for known product warranty issues.

Transaction Price: The transaction price reflects our expectations about the consideration we will be entitled to receive from the customer and may include fixed or variable amounts. Fixed consideration primarily includes sales to direct customers and sales to distributors in which both the sale to the distributor and the sale to the end customer occur within the same reporting period. Variable consideration includes sales in which the amount of consideration that we will receive is unknown as of the end of a reporting period. The vast majority of such consideration are credits issued to the distributor due to price protection, but also include sales made to distributors under agreements that allow certain rights of return, referred to as stock rotation. Price protection represents price discounts granted to certain distributors to allow the distributor to earn an appropriate margin on sales negotiated with certain customers and in the event of a price decrease subsequent to the date the product was shipped and billed to the distributor. Stock rotation allows distributors limited levels of returns in order to reduce the amounts of slow-moving, discontinued or obsolete product from their inventory. A liability for distributor credits covering variable consideration is made based on management's estimate of historical experience rates as well as considering economic conditions and contractual terms. To date, actual distributor claims activity has been materially consistent with the provisions we have made based on our historical estimates.

Contract Balances: Accounts receivable represents our unconditional right to receive consideration from our customers. Payments are typically due within 30 to 45 days of invoicing and do not include a significant financing component. To date, there have been no material impairment losses on accounts receivable. There were no material contract assets or contract liabilities recorded on the Consolidated Balance Sheets in any of the periods presented.

Inventory Valuation

We value inventories at the lower of cost (first-in, first-out method) or net realizable value. Because of the cyclical nature of the semiconductor industry, changes in inventory levels, obsolescence of technology, and product life cycles, we write down inventories to net realizable value. We employ a variety of methodologies to determine the net realizable value of inventory. While a portion of the calculation is determined via reference to the age of inventory and lower of cost or net realizable value calculations, an element of the calculation is subject to significant judgments made by us about future demand for our inventory. If actual demand for our products is less than our estimates, additional adjustments to existing inventories may need to be recorded in future periods. To date, our actual results have not been materially different than our estimates.

Goodwill

We evaluate goodwill for impairment annually, as well as whenever events or changes in circumstances suggest that the carrying value of goodwill may not be recoverable, utilizing either the qualitative or quantitative method. We have determined that the business operates as a single operating segment and has a single reporting unit for the purpose of goodwill impairment testing. We test goodwill on an annual basis on the first day of the fourth quarter (August 3, 2025 in fiscal 2025) or more frequently if indicators of impairment exist or we reorganize our business.

We have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its net book value. When using the qualitative method, we consider several factors, including the following:

– the amount by which the fair value of our reporting unit exceeded its carrying value as of the date of the most recent quantitative impairment analysis, which indicated there would need to be substantial negative developments in the markets in which our reporting unit operates in order for there to be potential impairment;
– the carrying value of our reporting unit as of the assessment date compared to the previously calculated fair value as of the date of the most recent quantitative impairment analysis;
– the current forecasts as compared to the forecasts included in the most recent quantitative impairment analysis;
– public information from competitors and other industry information to determine if there were any significant adverse trends in our competitors' businesses;
– changes in the value of major U.S. stock indices that could suggest declines in overall market stability that could impact the valuation of our reporting unit;
– changes in our market capitalization and overall enterprise valuation to determine if there were any significant decreases that could be an indication that the valuation of our reporting unit had significantly decreased; and
– whether there had been any significant increases to the weighted-average cost of capital rates used, which could materially lower our prior valuation conclusions under a discounted cash flow approach.

If we elect not to use this option, or we determine that it is more likely than not that the fair value of our reporting unit is less than its net book value, then we perform the quantitative goodwill impairment test. The quantitative goodwill impairment test requires us to compare the fair value of our reporting unit with its carrying amount. If fair value is determined to be less than carrying value, an impairment loss is recognized for the amount of the carrying value that exceeds the amount of the reporting unit's fair value, not to exceed the total amount of goodwill allocated to the reporting unit. Additionally, we consider income tax effects from any tax deductible goodwill on the carrying amount of our reporting unit when measuring the goodwill impairment loss, if applicable. We determine the fair value of our reporting unit using a weighting of the income and market approaches. Under the income approach, we use a discounted cash flow methodology which requires management to make significant estimates and assumptions related to forecasted revenues, gross profit margins, operating income margins, working capital cash flow, perpetual growth rates, and long-term discount rates, among others. For the market approach, we use the guideline public company method. Under this method we utilize information from comparable publicly traded companies with similar operating and investment characteristics as the reporting unit, to create valuation multiples that are applied to the operating performance of the reporting unit being tested, in order to obtain the respective fair value. In order to assess the reasonableness of the calculated reporting unit fair value, we reconcile the fair value of our reporting unit determined, as described above, to our total company market capitalization, allowing for a reasonable control premium.

During fiscal 2025, we used a combination of the quantitative and qualitative methods of assessing goodwill. During fiscal 2024, we used the qualitative method of assessing goodwill. In all periods presented, we concluded the reporting unit fair values exceeded their carrying amounts as of the assessment dates and no risk of impairment existed.

Accounting for Income Taxes

We make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of income tax credits, benefits, and deductions, and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of the recognition of certain expenses for tax and financial statement purposes. We assess the likelihood of the realization of deferred tax assets and record a corresponding valuation allowance as necessary if we determine those deferred tax assets may not be realized due to the uncertainty of the timing and amount to be realized of certain state and international tax credit carryovers. In reaching our conclusion, we evaluate certain relevant criteria including the existence of deferred tax liabilities that can be used to realize deferred tax assets, the taxable income in prior carryback years in the impacted state and international jurisdictions that can be used to absorb net operating losses and taxable income in future years. Our judgments regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors. These changes, if any, may require material adjustments to these deferred tax assets, which may result in an increase or decrease to our income tax provision in future periods.

We account for uncertain tax positions by first determining if it is "more likely than not" that a tax position will be sustained by the appropriate taxing authorities prior to recording any benefit in the financial statements. An uncertain income tax position is not recognized if it has less than a 50% likelihood of being sustained. For those tax positions where it is more likely than not that a tax position will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. We classify interest and penalties related to uncertain tax positions within the provision for income taxes line of the Consolidated Statements of Income. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in known facts or circumstances, changes in tax law, effectively settled issues under audit, and new guidance on legislative interpretations. A change in these factors could result in the recognition of an increase or decrease to our income tax provision, which could materially impact our consolidated financial position and results of operations.

In the ordinary course of global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of cost reimbursement and royalty arrangements among related entities. Although we believe our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in our historical income tax provisions and income tax liabilities. In the event our assumptions are incorrect, the differences could have a material impact on our income tax provision and operating results in the period in which such determination is made. In addition to the factors described above, our current and expected effective tax rate is based on then-current tax law. Significant changes during the year in enacted tax law could affect these estimates.

See Note 10, *Income Taxes*, of the Notes to Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Exposure

Our interest income and expense are sensitive to changes in the general level of interest rates. In this regard, changes in interest rates affect the interest earned or paid on our marketable securities and debt, as well as the fair value of our investments and debt.

Based on our floating rate debt outstanding as of November 1, 2025 and November 2, 2024, inclusive of our commercial paper notes and interest rate swap outstanding, as applicable, our annual interest expense would change by approximately $14.5 million and $15.5 million, respectively, for each 100-basis point increase in interest rates.

Based on our cash and marketable securities outstanding as of November 1, 2025 and November 2, 2024, our annual interest income would change by approximately $36.5 million and $19.9 million, respectively, for each 100-basis point increase in interest rates.

To provide a meaningful assessment of the interest rate risk associated with our investment portfolio, we performed a sensitivity analysis to determine the impact a change in interest rates would have on the value of our investment portfolio assuming an immediate 100-basis point parallel shift in the yield curve. Based on investment positions as of November 1, 2025 and November 2, 2024, a hypothetical 100-basis point increase in interest rates across all maturities would not materially impact the fair market value of the portfolio in either period. Any losses would only be realized if we sold the investments prior to maturity.

As of November 1, 2025 we had $1.0 billion notional of fixed for floating interest rate swaps outstanding, with the swap payable having a fair value of $12.6 million. A hypothetical 100-basis point increase in interest rates would increase the swap payable by approximately $45.9 million with a corresponding adjustment to the carrying value of the related debt.

As of November 1, 2025, we had $8.2 billion in principal amount of senior unsecured notes outstanding, with a fair value of $7.5 billion. We also had $446.6 million of commercial paper notes outstanding. As commercial paper notes issuances are at then-current rates and with very short maturities, the carrying value will approximate the fair value. The fair value of our notes is subject to interest rate risk, market risk and other factors. Generally, the fair value of our notes will increase as interest rates fall and decrease as interest rates rise. The fair values of our notes as of November 1, 2025 and November 2, 2024, assuming a hypothetical 100 basis point increase in market interest rates, are as follows:

(thousands)	November 1, 2025			November 2, 2024		
	Principal Amount Outstanding	Fair Value	Fair Value given an increase in interest rates of 100 basis points	Principal Amount Outstanding	Fair Value	Fair Value given an increase in interest rates of 100 basis points
Commercial paper notes	$ 446,639	$ 446,624	$ 446,423	$ 547,738	$ 547,718	$ 547,532
2025 Notes, due April 2025	—	—	—	400,000	397,027	395,418
2026 Notes, due December 2026	900,000	895,623	886,176	900,000	882,795	865,439
2027 Notes, due June 2027	440,212	436,916	430,163	440,212	421,077	410,868
2028 Notes, due June 2028	850,000	856,345	835,576	—	—	—
2028 Notes, due October 2028	750,000	704,186	684,787	750,000	673,316	648,856
2030 Notes, due June 2030	650,000	659,834	633,147	—	—	—
2031 Notes, due October 2031	1,000,000	884,390	837,631	1,000,000	843,766	792,665
2032 Notes, due October 2032	300,000	301,546	284,226	300,000	287,172	268,903
2034 Notes, due April 2034	550,000	571,370	533,837	550,000	553,375	514,043
2036 Notes, due December 2036	144,278	138,756	127,435	144,278	136,718	124,895
2041 Notes, due October 2041	750,000	555,925	493,618	750,000	534,435	472,539
2045 Notes, due December 2045	332,587	327,992	291,047	332,587	322,942	285,905
2051 Notes, due October 2051	1,000,000	662,609	568,102	1,000,000	655,668	560,843
2054 Notes, due April 2054	550,000	541,087	470,454	550,000	541,912	470,255

Foreign Currency Exposure

As more fully described in Note 2i, *Derivative and Hedging Agreements*, of the Notes to Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report on Form 10-K, we regularly hedge our non-U.S. dollar-based exposures by entering into forward foreign currency exchange contracts. The terms of these contracts are for periods matching the duration of the underlying exposure and generally range from one to twelve months. Currently, our largest foreign currency exposure is the Euro, primarily because our European operations have the highest proportion of our local currency denominated expenses. Relative to the net unhedged foreign currency exposures existing at November 1, 2025 and November 2, 2024, an immediate 10% unfavorable movement in foreign currency exchange rates would result in approximately $89.6 million of losses and $32.2 million of losses, respectively, in changes in earnings or cash flows over the course of the year.

The market risk associated with our derivative instruments results from currency exchange rates that are expected to offset the market risk of the underlying transactions, assets and liabilities being hedged. The counterparties to the agreements relating to our foreign exchange instruments consist of a number of major international financial institutions with high credit ratings. Based on the credit ratings of our counterparties as of November 1, 2025, we do not believe that there is significant risk of nonperformance by them. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of our exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed our obligations to the counterparties.

The following table illustrates the effect that an immediate 10% unfavorable or favorable movement in foreign currency exchange rates, relative to the U.S. dollar, would have on the fair value of our forward exchange contracts as of November 1, 2025 and November 2, 2024:

	November 1, 2025	November 2, 2024
Fair value of forward exchange contracts	$ (1,267)	$ (8,961)
Fair value of forward exchange contracts after a 10% unfavorable movement in foreign currency exchange rates asset	$ 47,703	$ 31,564
Fair value of forward exchange contracts after a 10% favorable movement in foreign currency exchange rates liability	$ (45,730)	$ (45,922)

The calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, such changes typically affect the volume of sales or the foreign currency sales price as competitors' products become more or less attractive. Our sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency selling prices.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Analog Devices, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Analog Devices, Inc. (the Company) as of November 1, 2025 and November 2, 2024, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended November 1, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at November 1, 2025 and November 2, 2024, and the results of its operations and its cash flows for each of the three years in the period ended November 1, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of November 1, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated November 25, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Revenue Recognition – Measuring Price Protection Credits

Description of the Matter	As described in Note 2n to the consolidated financial statements, the Company's sales contracts provide certain distributors with credits for price protection and rights of return, which results in variable consideration. During 2025, sales to distributors were $6.1 billion net of expected price protection credits and rights of return for which the liability balance as of November 1, 2025 was $785 million, of which the vast majority relates to the price protection credits.
	Auditing the Company's measurement for price protection credits under distributor contracts involved especially challenging judgment because the calculation involves subjective management assumptions about estimates of expected price protection credits. For example, estimated price protection credits included in the transaction price reflects management's evaluation of contractual terms, historical experience and assumptions about future economic conditions. Changes in those assumptions can have a material effect on the amount recognized for price protection credits.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process to calculate the price protection credits. For example, we tested controls over the appropriateness of assumptions management used as well as controls over the completeness and accuracy of the data underlying estimates of expected price protection credits.
	Our audit procedures included, among others, inspecting contractual terms in distributor agreements and testing the underlying data used in management's calculation for completeness and accuracy as well as evaluating the significant assumptions used in the estimation of the price protection credits. We evaluated the Company's methods and assumptions used in the estimates, which included comparing the assumptions to historical trends. We inspected and tested the results of the Company's retrospective review analysis of actual price protection credits claimed by distributors, evaluated the estimates made based on historical experience and performed sensitivity analyses of the Company's significant assumptions to assess the impact on the price protection credits. We also evaluated whether the Company appropriately considered new information that could significantly change the estimated future price protection credits.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1967.

Boston, Massachusetts
November 25, 2025

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ANALOG DEVICES, INC.

CONSOLIDATED STATEMENTS OF INCOME
Years ended November 1, 2025, November 2, 2024 and October 28, 2023

(thousands, except per share amounts)	2025	2024	2023
Revenue			
Revenue	$ 11,019,707	$ 9,427,157	$ 12,305,539
Costs and Expenses			
Cost of sales	4,246,229	4,045,814	4,428,321
Gross margin	6,773,478	5,381,343	7,877,218
Operating expenses:			
Research and development	1,766,001	1,487,863	1,660,194
Selling, marketing, general and administrative	1,255,339	1,068,640	1,273,584
Amortization of intangibles	749,662	754,784	959,618
Special charges, net	69,980	37,258	160,710
Total operating expenses	3,840,982	3,348,545	4,054,106
Operating income:	2,932,496	2,032,798	3,823,112
Nonoperating expense (income):			
Interest expense	317,716	322,227	264,641
Interest income	(105,266)	(78,817)	(41,287)
Other, net	7,934	12,048	(8,245)
Total nonoperating expense (income)	220,384	255,458	215,109
Earnings			
Income before income taxes	2,712,112	1,777,340	3,608,003
Provision for income taxes	444,770	142,067	293,424
Net income	$ 2,267,342	$ 1,635,273	$ 3,314,579
Shares used to compute earnings per common share — basic	494,381	496,166	502,232
Shares used to compute earnings per common share — diluted	496,709	498,697	505,959
Basic earnings per common share	$ 4.59	$ 3.30	$ 6.60
Diluted earnings per common share	$ 4.56	$ 3.28	$ 6.55

See accompanying Notes.

ANALOG DEVICES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years ended November 1, 2025, November 2, 2024 and October 28, 2023

(thousands)	2025	2024	2023
Net income	$ 2,267,342	$ 1,635,273	$ 3,314,579
Foreign currency translation adjustment	(189)	1,033	(408)
Change in unrecognized gains/losses on derivative instruments designated as cash flow hedges:			
Changes in fair value of derivatives (net of tax of $6,747 in 2025, $5,948 in 2024 and $486 in 2023)	(5,584)	4,533	7,948
Adjustment for realized loss reclassified into earnings (net of tax of $3,228 in 2025, $2,140 in 2024 and $3,311 in 2023)	21,009	12,308	9,622
Total change in derivative instruments designated as cash flow hedges, net of tax	15,425	16,841	17,570
Changes in accumulated other comprehensive loss — pension plans:			
Change in actuarial (loss)/gain (net of tax of $1,828 in 2025, $1,198 in 2024 and $312 in 2023)	15,438	(14,828)	(7,312)
Other comprehensive income	30,674	3,046	9,850
Comprehensive income	$ 2,298,016	$ 1,638,319	$ 3,324,429

See accompanying Notes.

ANALOG DEVICES, INC.

CONSOLIDATED BALANCE SHEETS
November 1, 2025 and November 2, 2024

(thousands, except per share amounts)		2025		2024
ASSETS				
Current Assets				
Cash and cash equivalents	$	2,499,406	$	1,991,342
Short-term investments		1,152,915		371,822
Accounts receivable less allowances of $5,441 ($7,160 in 2024)		1,436,075		1,336,331
Inventories		1,656,323		1,447,687
Prepaid expenses and other current assets		363,342		337,472
Total current assets		7,108,061		5,484,654
Other Assets				
Net property, plant and equipment		3,315,696		3,415,550
Goodwill		26,945,180		26,909,775
Intangible assets, net		8,013,815		9,585,464
Deferred tax assets		1,867,102		2,083,752
Other assets		742,858		749,082
Total non-current assets		40,884,651		42,743,623
TOTAL ASSETS	$	47,992,712	$	48,228,277
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	543,760	$	487,457
Income taxes payable		610,370		447,379
Debt, current		—		399,636
Commercial paper notes		446,639		547,738
Accrued liabilities		1,645,032		1,106,070
Total current liabilities		3,245,801		2,988,280
Non-current Liabilities				
Long-term debt		8,145,066		6,634,313
Deferred income taxes		2,163,281		2,624,392
Income taxes payable		100,963		260,486
Other non-current liabilities		521,846		544,489
Total non-current liabilities		10,931,156		10,063,680
Shareholders' Equity				
Preferred stock, $1.00 par value, 471,934 shares authorized, none outstanding		—		—
Common stock, $0.16 2/3 par value, 1,200,000,000 shares authorized, 489,654,097 shares outstanding (496,296,854 on November 2, 2024)		81,611		82,718
Capital in excess of par value		23,349,185		25,082,243
Retained earnings		10,539,541		10,196,612
Accumulated other comprehensive loss		(154,582)		(185,256)
Total shareholders' equity		33,815,755		35,176,317
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	47,992,712	$	48,228,277

See accompanying Notes.

ANALOG DEVICES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years ended November 1, 2025, November 2, 2024 and October 28, 2023

(thousands)	Common Stock		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive (Loss) Income
	Shares	Amount			
BALANCE, OCTOBER 29, 2022	509,296	$ 84,880	$ 27,857,270	$ 8,721,325	$ (198,152)
Net Income — 2023				3,314,579	
Dividends declared and paid - $3.34 per share				(1,679,106)	
Issuance of stock under stock plans	3,440	574	118,034		
Stock-based compensation expense			299,823		
Other comprehensive income					9,850
Common stock repurchased	(16,474)	(2,742)	(2,961,213)		
BALANCE, OCTOBER 28, 2023	496,262	82,712	25,313,914	10,356,798	(188,302)
Net Income — 2024				1,635,273	
Dividends declared and paid - $3.62 per share				(1,795,459)	
Issuance of stock under stock plans	3,216	536	120,679		
Stock-based compensation expense			262,710		
Other comprehensive income					3,046
Common stock repurchased	(3,181)	(530)	(615,060)		
BALANCE, NOVEMBER 2, 2024	496,297	82,718	25,082,243	10,196,612	(185,256)
Net Income — 2025				2,267,342	
Dividends declared and paid - $3.89 per share				(1,924,413)	
Issuance of stock under stock plans	2,805	468	108,445		
Stock-based compensation expense			321,560		
Other comprehensive income					30,674
Common stock repurchased	(9,448)	(1,575)	(2,163,063)		
BALANCE, NOVEMBER 1, 2025	489,654	$ 81,611	$ 23,349,185	$ 10,539,541	$ (154,582)

See accompanying Notes.

ANALOG DEVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended November 1, 2025, November 2, 2024 and October 28, 2023

(thousands)	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 2,267,342	$ 1,635,273	$ 3,314,579
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation	406,801	362,771	334,704
Amortization of intangibles	1,592,044	1,741,545	1,958,399
Stock-based compensation expense	321,560	262,710	299,823
Deferred income taxes	(246,645)	(367,563)	(452,946)
Other	(9,909)	23,050	8,665
Change in operating assets and liabilities:			
Accounts receivable	(90,960)	133,402	330,728
Inventories	(208,636)	191,170	(242,299)
Prepaid expenses and other current assets	9,107	(53,004)	4,543
Accounts payable and accrued liabilities	657,305	(133,758)	(499,316)
Income taxes payable	94,303	91,648	(263,716)
Other assets	6,664	(34,521)	(25,819)
Other liabilities	13,226	(194)	50,289
Total adjustments	2,544,860	2,217,256	1,503,055
Net cash provided by operating activities	4,812,202	3,852,529	4,817,634
Cash flows from investing activities:			
Purchases of short-term available-for-sale investments	(1,150,240)	(438,901)	—
Maturities of short-term available-for-sale investments	372,778	69,279	—
Additions to property, plant and equipment, net	(533,552)	(730,463)	(1,261,463)
Proceeds from sale of property, plant and equipment, net	58,892	—	—
Payments for acquisitions, net of cash acquired	(45,652)	—	—
Other	(23,747)	(4,773)	(4,922)
Net cash used for investing activities	(1,321,521)	(1,104,858)	(1,266,385)
Cash flows from financing activities:			
Proceeds from debt	1,490,785	1,087,856	—
Early termination of debt	—	—	(65,688)
Debt repayments	(399,998)	(499,966)	—
Proceeds from commercial paper notes	9,462,691	10,184,439	5,287,124
Payments of commercial paper notes	(9,563,790)	(10,183,925)	(4,739,900)
Dividend payments to shareholders	(1,924,413)	(1,795,459)	(1,679,106)
Repurchase of common stock	(2,164,638)	(615,590)	(2,963,955)
Proceeds from employee stock plans	108,913	121,215	118,608
Other	7,833	(12,960)	(20,843)
Net cash used for financing activities	(2,982,617)	(1,714,390)	(4,063,760)
Net increase (decrease) in cash and cash equivalents	508,064	1,033,281	(512,511)
Cash and cash equivalents at beginning of year	1,991,342	958,061	1,470,572
Cash and cash equivalents at end of year	$ 2,499,406	$ 1,991,342	$ 958,061

See accompanying Notes.

ANALOG DEVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 1, 2025, November 2, 2024 and October 28, 2023
(all tabular amounts in thousands except per share amounts)

1. Description of Business

Analog Devices, Inc. (Analog Devices or the Company) is a global semiconductor leader dedicated to solving its customers' most complex engineering challenges. Since its inception in 1965, the Company has played a critical role at the intersection of the physical and digital worlds by providing the building blocks to sense, measure, interpret, connect and power. The Company designs, manufactures, tests and markets a broad portfolio of solutions, including integrated circuits (ICs), software and subsystems that leverage high-performance analog, mixed-signal and digital signal processing technologies. The Company's comprehensive product portfolio, deep domain expertise and advanced manufacturing capabilities extend across high-performance precision and high-speed mixed-signal, power management and processing technologies. The Intelligent Edge is characterized by ubiquitous sensing, hyper-scale and edge computing, artificial intelligence (AI) and pervasive connectivity. These technological trends drive new generations of applications that expand the demand for Analog Devices' high-performance analog, mixed-signal, power and radio frequency ICs. The Company's focus is largely on the business-to-business end markets of Industrial, Automotive and Communications and related applications, as well as Consumer applications, with the goal of driving sustainable and profitable growth over the long term.

2. Summary of Significant Accounting Policies

a. *Principles of Consolidation*

The Consolidated Financial Statements include the accounts of the Company and all of its subsidiaries. Upon consolidation, all intercompany accounts and transactions are eliminated. Certain amounts reported in previous years have been reclassified to conform to the presentation for the fiscal year ended November 1, 2025 (fiscal 2025). Such reclassified amounts are immaterial.

The Company's fiscal year is the 52-week or 53-week period ending on the Saturday closest to the last day in October. Fiscal 2025 was a 52-week fiscal period, while the fiscal year ended November 2, 2024 (fiscal 2024) was a 53-week fiscal period and the fiscal year ended October 28, 2023 (fiscal 2023) was a 52-week fiscal period. The additional week in fiscal 2024 was included in the first quarter ended February 3, 2024. Therefore, fiscal 2025 and fiscal 2023 include one less week of operations as compared to fiscal 2024.

b. *Cash, Cash Equivalents and Short-term Investments*

Cash and cash equivalents are highly liquid investments with insignificant interest rate risk and maturities of ninety days or less at the time of acquisition. Short-term investments have original maturities of greater than ninety days at the time of acquisition. Cash, cash equivalents and short-term investments consist primarily of government and institutional money market funds, corporate obligations such as commercial paper and floating rate notes, bonds, demand deposit accounts, money market deposit accounts and bank time deposits.

The Company classifies its investments in readily marketable debt and equity securities as "held-to-maturity," "available-for-sale" or "trading" at the time of purchase. The Company's readily marketable cash equivalents and short-term investments are classified as available-for-sale. Available-for-sale securities are carried at fair value with unrealized gains and losses, net of related tax, reported in accumulated other comprehensive (loss) income (AOCI). Adjustments to the fair value of investments classified as available-for-sale are recorded as an increase or decrease in AOCI, unless the adjustment is considered an other-than-temporary impairment, in which case the adjustment is recorded as a charge in the Consolidated Statements of Income.

The Company reviews available-for-sale securities and evaluates impairment whenever the fair value of the security is less than its amortized cost. If the Company intends to sell the security or if it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, the Company will write down the security to its fair value at the reporting date, recognizing the difference as a charge in the Consolidated Statements of Income. If the impairment is partially or wholly due to a credit loss, the Company will recognize the portion of the fair value adjustment due to credit loss in the Consolidated Statements of Income.

Realized gains or losses on investments are determined based on the specific identification basis and are recognized in nonoperating (income) expense. There were no material net realized gains or losses from the sales of available-for-sale investments during any of the fiscal periods presented.

The components of the Company's cash and cash equivalents and short-term investments as of November 1, 2025 and November 2, 2024 were as follows:

	2025	2024
Cash and Cash Equivalents:		
Cash and cash equivalents	$ 1,360,969	$ 1,398,782
Available-for-sale securities	1,138,437	592,560
Total cash and cash equivalents	$ 2,499,406	$ 1,991,342
Short-term investments:		
Available-for-sale securities	1,152,915	371,822
Total short-term investments	$ 1,152,915	$ 371,822

See Note 2j, *Fair Value*, of the Notes to Consolidated Financial Statements for additional information on the Company's cash equivalents and short-term investments.

c. **Supplemental Cash Flow Statement Information**

	2025	2024	2023
Cash paid during the fiscal year for:			
Income taxes	$ 568,137	$ 414,838	$ 987,225
Interest	$ 255,637	$ 268,192	$ 206,415

d. **Inventories**

Inventories are valued at the lower of cost (first-in, first-out method) or net realizable value. The valuation of inventory requires the Company to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. The Company employs a variety of methodologies to determine the net realizable value of its inventory. While a portion of the calculation to record inventory at its net realizable value is based on the age of the inventory and lower of cost or net realizable value calculations, a key factor in estimating obsolete or excess inventory requires the Company to estimate the future demand for its products. If actual demand is less than the Company's estimates, impairment charges, which are recorded to cost of sales, may need to be recorded in future periods. Inventory in excess of saleable amounts is not valued, and the remaining inventory is valued at the lower of cost or net realizable value.

Inventories at November 1, 2025 and November 2, 2024 were as follows:

	2025	2024
Raw materials	$ 70,183	$ 93,608
Work in process	1,218,625	1,047,022
Finished goods	367,515	307,057
Total inventories	$ 1,656,323	$ 1,447,687

e. *Property, Plant and Equipment*

The following table presents details of the Company's property, plant and equipment (PP&E), net of accumulated depreciation:

	2025	2024 (1)
Land and buildings	$ 2,118,530	$ 2,077,384
Machinery and equipment	4,592,126	4,441,293
Office equipment	499,227	477,884
Leasehold improvements	195,707	191,427
	7,405,590	7,187,988
Less accumulated depreciation and amortization	4,089,894	3,772,438
Net property, plant and equipment	$ 3,315,696	$ 3,415,550

_____

(1) Certain amounts previously reported between land and buildings and machinery and equipment have been reclassified to conform to the current year presentation.

PP&E is recorded at cost, less allowances for depreciation and amortization. The straight-line method of depreciation is used for all classes of assets for financial statement purposes while both straight-line and accelerated methods are used for income tax purposes. Leasehold improvements are depreciated over the lesser of the term of the lease or the useful life of the asset. Repairs and maintenance charges are expensed as incurred. Depreciation is based on the following ranges of estimated useful lives:

Buildings	Up to 30 years
Machinery & equipment	4-10 years
Office equipment	2-10 years
Leasehold improvements	5-20 years

The Company reviews PP&E for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Recoverability of these assets is determined by comparison of their carrying amount to the future undiscounted cash flows the assets are expected to generate over their remaining economic lives. If such assets are considered to be impaired, the impairment to be recognized in earnings equals the amount by which the carrying value of the assets exceeds their fair value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique. If such assets are not impaired, but their useful lives have decreased, the remaining net book value is depreciated over the revised useful life.

PP&E is identified as held for sale when it meets the held for sale criteria of Accounting Standards Codification Topic 360, *Property, Plant, and Equipment* (ASC 360). Depreciation is not recorded for assets that are classified as held for sale. When an asset meets the held for sale criteria, the lower of its carrying value or fair value less costs to sell is reclassified from the relevant PP&E line items and into current assets on the balance sheet, where it remains until it is either sold or it no longer meets the held for sale criteria. If the assets held for sale were carried at fair value, it would be considered a Level 3 fair value measurement, and determined based on the use of appraisals and input from market participants.

During the fourth quarter of fiscal 2025, the Company determined its facility located in Penang, Malaysia met the held for sale criteria specified in ASC 360. No write-downs to fair value were required upon this determination as the fair value of the asset group, less costs to sell, was greater than the carrying value. As of November 1, 2025, prepaid expenses and other current assets includes the following assets held for sale:

Land and buildings	$ 60,890
Machinery and equipment	25,756
Office equipment	6,519
Less accumulated depreciation and amortization	(39,005)
Net property, plant and equipment reclassified to Prepaid expenses and other current assets	$ 54,160

f. Goodwill and Intangible Assets

Goodwill

The Company evaluates goodwill for impairment annually, as well as whenever events or changes in circumstances suggest that the carrying value of goodwill may not be recoverable, utilizing either the qualitative or quantitative method. The Company has determined that its business operates as a single operating segment and has a single reporting unit for the purpose of goodwill impairment testing. The Company tests goodwill on an annual basis on the first day of the fourth quarter (August 3, 2025 in fiscal 2025) or more frequently if indicators of impairment exist or the Company reorganizes its business.

The Company has the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its net book value. When using the qualitative method, the Company considers several factors, including the following:

- the amount by which the fair value of a reporting unit exceeded its carrying value as of the date of the most recent quantitative impairment analysis, which indicated there would need to be substantial negative developments in the markets in which the reporting unit operates in order for there to be potential impairment;
- the carrying value of the reporting unit as of the assessment date compared to the previously calculated fair value as of the date of the most recent quantitative impairment analysis;
- the Company's current forecasts as compared to the forecasts included in the most recent quantitative impairment analysis;
- public information from competitors and other industry information to determine if there were any significant adverse trends in the Company's competitors' businesses;
- changes in the value of major U.S. stock indices that could suggest declines in overall market stability that could impact the valuation of the Company's reporting unit;
- changes in the Company's market capitalization and overall enterprise valuation to determine if there were any significant decreases that could be an indication that the valuation of its reporting unit had significantly decreased; and
- whether there had been any significant increases to the weighted-average cost of capital rates used, which could materially lower the Company's prior valuation conclusions under a discounted cash flow approach.

If the Company elects not to use this option, or it determines that it is more likely than not that the fair value of its reporting unit is less than its net book value, then the Company performs the quantitative goodwill impairment test. The quantitative goodwill impairment test requires the Company to compare the fair value of its reporting unit with its carrying amount. If fair value is determined to be less than carrying value, an impairment loss is recognized for the amount of the carrying value that exceeds the amount of its reporting unit's fair value, not to exceed the total amount of goodwill allocated to its reporting unit. Additionally, the Company considers income tax effects from any tax deductible goodwill on the carrying amount of its reporting unit when measuring the goodwill impairment loss, if applicable. Management determines the fair value of its reporting unit using a weighting of the income and market approaches. Under the income approach, it uses a discounted cash flow methodology, which requires management to make significant estimates and assumptions related to forecasted revenues, gross profit margins, operating income margins, working capital cash flow, perpetual growth rates and long-term discount rates, among others. For the market approach, it uses the guideline public company method. Under this method management utilizes information from comparable publicly traded companies with similar operating and investment characteristics as the reporting unit, to create valuation multiples that are applied to the operating performance of its reporting unit being tested, in order to obtain its respective fair value. In order to assess the reasonableness of the calculated value, the fair value of the reporting unit is reconciled to the Company's total market capitalization, allowing for a reasonable control premium.

During fiscal 2025, the Company used a combination of the quantitative and qualitative methods of assessing goodwill. During fiscal 2024, the Company elected to use the qualitative method of assessing goodwill. In all periods presented, management concluded the reporting unit fair values exceeded their carrying amounts as of the assessment dates and no risk of impairment existed.

The Company's next annual impairment assessment will be performed as of the first day of the fourth quarter of the fiscal year ending October 31, 2026 (fiscal 2026) unless indicators arise that would require the Company to reevaluate at an earlier date.

The following table presents the changes in goodwill during fiscal 2025 and fiscal 2024:

	2025	2024
Balance at beginning of year	$ 26,909,775	$ 26,909,775
Acquisition (1)	35,405	—
Balance at end of year	$ 26,945,180	$ 26,909,775

_____
(1) The fiscal 2025 acquisition was not material to the Company.

Intangible Assets

The Company reviews finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable. If required, recoverability of these assets is determined by comparison of their carrying value to the estimated future undiscounted cash flows the assets are expected to generate over their remaining estimated useful lives. If such assets are considered to be impaired, the impairment to be recognized in earnings equals the amount by which the carrying value of the assets exceeds their estimated fair value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique.

As of November 1, 2025 and November 2, 2024, the Company's intangible assets consisted of the following:

	November 1, 2025		November 2, 2024	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer relationships	$ 10,335,903	$ 5,311,189	$ 10,335,903	$ 4,561,856
Technology-based	7,617,866	4,628,765	7,597,471	3,786,054
Trade-name	72,200	72,200	72,200	72,200
Assembled workforce	1,800	1,800	1,800	1,800
Total	$ 18,027,769	$ 10,013,954	$ 18,007,374	$ 8,421,910

Amortization expense related to intangible assets was $1.6 billion, $1.7 billion and $2.0 billion in fiscal 2025, 2024 and 2023, respectively, and is recorded in cost of sales and amortization of intangibles on the Consolidated Statements of Income. The remaining amortization expense will be recognized over the remaining weighted average life of approximately 3.4 years.

The Company expects annual amortization expense for intangible assets as follows:

Fiscal Year	Amortization Expense
2026	$ 1,537,505
2027	$ 1,533,013
2028	$ 1,465,336
2029	$ 1,128,237
2030	$ 404,189

g. Grant Accounting

Certain of the Company's subsidiaries have received grants from governmental agencies. These grants include capital, employment and research and development grants. Capital grants for the acquisition of property, plant and equipment are netted against the related capital expenditures and amortized as a credit to depreciation expense over the estimated useful life of the related asset. Employment grants, which relate to employee hiring and training, and research and development grants are recognized in earnings in the period in which the related expenditures are incurred by the Company.

In August 2022, the U.S. government enacted the CHIPS and Science Act of 2022 (CHIPS Act), which provides funding for manufacturing grants and research investments and establishes an investment tax credit for certain investments in U.S. semiconductor manufacturing. As of November 1, 2025, the Company recorded $96.3 million and $167.2 million as offsets within current income taxes payable and in other assets, respectively, with corresponding reductions to the carrying amounts of the qualifying manufacturing assets on the Consolidated Balance Sheet. As of November 2, 2024, the Company recorded $106.3 million and $174.5 million as offsets within current income taxes payable and in other assets, respectively, with a corresponding reduction to the carrying amounts of the qualifying manufacturing assets on the Consolidated Balance Sheet.

h. Translation of Foreign Currencies

Generally, the functional currency of the Company's foreign operations is the U.S. dollar. In certain entities where that is not the case, gains and losses resulting from translation of the foreign currencies into U.S. dollars are recorded in AOCI. Transaction gains and losses and re-measurement of foreign currency denominated assets and liabilities are included in income currently, including those at the Company's principal foreign manufacturing operations where the functional currency is the U.S. dollar. Foreign currency transaction gains or losses are included in other, net in the Consolidated Statements of Income.

i. Derivative Instruments and Hedging Agreements

Foreign Exchange Exposure Management — The Company enters into forward foreign currency exchange contracts to offset certain operational and balance sheet exposures from the impact of changes in foreign currency exchange rates. Such exposures result from the portion of the Company's operations, assets and liabilities that are denominated in currencies other than the U.S. dollar, primarily the Euro; other significant exposures include the British Pound, Philippine Peso, Thai Baht, Malaysian Ringgit and the Japanese Yen. Derivative instruments are employed to eliminate or minimize certain foreign currency exposures that can be confidently identified and quantified. These foreign currency exchange contracts are entered into to support transactions made in the normal course of business, and accordingly, are not speculative in nature. The contracts are for periods consistent with the terms of the underlying transactions, generally one year or less. Hedges related to anticipated transactions are matched with the underlying exposures at inception and designated and documented as cash flow hedges. They are qualitatively evaluated for effectiveness on a quarterly basis. The gain or loss on the derivatives are reported as a component of AOCI in shareholders' equity and reclassified into earnings in the same line item on the Consolidated Statements of Income as the impact of the hedged transaction in the same period during which the hedged transaction affects earnings.

The total notional amounts of forward foreign currency derivative instruments designated as hedging instruments of cash flow hedges as of November 1, 2025 and November 2, 2024 was $297.0 million and $257.0 million, respectively. The fair values of forward foreign currency derivative instruments designated as hedging instruments in the Company's Consolidated Balance Sheets as of November 1, 2025 and November 2, 2024 were as follows:

	Balance Sheet Location	Fair Value At	
		November 1, 2025	November 2, 2024
Forward foreign currency exchange contracts	Prepaid expenses and other current assets	$ 4,403	$ 780
Forward foreign currency exchange contracts	Accrued liabilities	$ 4,399	$ 4,235

Additionally, the Company enters into forward foreign currency contracts that economically hedge the gains and losses generated by the re-measurement of certain recorded assets and liabilities in a non-functional currency. Changes in the fair value of these undesignated hedges are recognized in other (income) expense immediately as an offset to the changes in the fair value of the asset or liability being hedged. As of November 1, 2025 and November 2, 2024, the total notional amounts of undesignated hedges related to forward foreign currency exchange contracts were $207.3 million and $176.8 million, respectively.

	Balance Sheet Location	Fair Value At	
		November 1, 2025	November 2, 2024
Undesignated hedges related to forward foreign currency exchange contracts	Prepaid expenses and other current assets	$ 2,305	$ 6,538
Undesignated hedges related to forward foreign currency exchange contracts	Accrued liabilities	$ 3,576	$ 12,044

All of the Company's derivative financial instruments are eligible for netting arrangements that allow the Company and its counterparties to net settle amounts owed to each other. As of November 1, 2025 and November 2, 2024, none of the netting arrangements involved collateral.

Interest Rate Exposure Management — The Company's current and future debt may be subject to interest rate risk. The Company utilizes interest rate derivatives to alter interest rate exposure in an attempt to reduce the effects of changes in interest rates. During fiscal 2023, the Company entered into interest rate swap transactions related to its outstanding $1.0 billion aggregate principal amount of 2.1% senior unsecured notes (the 2031 Notes) where the Company swapped the notional amount of its $1.0 billion of fixed rate debt at 2.1% into floating interest rate debt through April 1, 2031. The fair value of the swaps at inception was zero and subsequent changes in the fair value of the interest rate swaps were reflected in the carrying value of the interest rate swaps on the balance sheet. The carrying value of the debt on the balance sheet was adjusted by an equal and offsetting amount. The interest rate swaps were designated and qualified as fair value hedges. The Company does not consider the risk of counterparty default to be significant. The gain or loss on the hedged item attributable to the hedged benchmark interest rate risk and the offsetting gain or loss on the related interest rate swaps were recorded as follows:

| | November 1, 2025 | | November 2, 2024 | |
Balance Sheet Location	Loss on Swaps	Gain on Note	Loss on Swaps	Gain on Note
Accrued liabilities	$ 12,550	$ —	$ 36,855	$ —
Long-term debt	$ —	$ 12,550	$ —	$ 36,855

The market risk associated with the Company's derivative instruments results from currency exchange rate or interest rate movements that are expected to offset the market risk of the underlying transactions, assets and liabilities being hedged. The counterparties to the agreements relating to the Company's derivative instruments consist of a number of major international financial institutions with high credit ratings. Based on the credit ratings of the Company's counterparties as of November 1, 2025 and November 2, 2024, nonperformance is not perceived to be a material risk. Furthermore, none of the Company's derivatives are subject to collateral or other security arrangements and none contain provisions that are dependent on the Company's credit ratings from any credit rating agency. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of the Company's exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed the obligations of the Company to the counterparties. As a result of the above considerations, the Company does not consider the risk of counterparty default to be significant.

The Company records the fair value of its derivative financial instruments in its Consolidated Financial Statements in other current assets, other assets, accrued liabilities, other non-current liabilities and long-term debt, depending on their net position, regardless of the purpose or intent for holding the derivative contract. Changes in the fair value of designated cash flow hedges are recorded in AOCI and reclassified into earnings in the same line item on the Consolidated Statements of Income as the impact of the hedged transaction when the underlying contract matures. Changes in the fair value of designated fair value hedges are recorded on the Consolidated Balance Sheets as a swap asset or an accrued liability with an offsetting increment/decrement to the long-term debt balance, which is the underlying item being hedged. Changes in the fair values of derivatives not qualifying for hedge accounting are reported in earnings as they occur.

For information on the unrealized holding gains (losses) on derivatives included in and reclassified out of AOCI into the Consolidated Statements of Income related to forward foreign currency exchange contracts, see Note 2o, *Accumulated Other Comprehensive (Loss) Income,* of the Notes to Consolidated Financial Statements.

j.   Fair Value

The Company defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Level 1 — Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 — Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Level 3 inputs are unobservable inputs for the asset or liability in which there is little, if any, market activity for the asset or liability at the measurement date.

The tables below, set forth by level, presents the Company's financial assets and liabilities, excluding accrued interest components, that were accounted for at fair value on a recurring basis as of November 1, 2025 and November 2, 2024. The tables exclude cash on hand and assets and liabilities that are measured at historical cost or any basis other than fair value. As of November 1, 2025 and November 2, 2024, the Company held $1.4 billion and $1.4 billion, respectively, of cash that was excluded from the tables below.

| | November 1, 2025 | | |
| | Fair Value measurement at Reporting Date using: | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Assets			
Cash equivalents:			
Available-for-sale:			
Government and institutional money market funds	$ 740,730	$ —	$ 740,730
Corporate obligations (1)	—	397,707	397,707
Short-term investments (2):			
Available-for-sale:			
Corporate obligations (1)	—	656,839	656,839
Bank obligations (1)	—	496,076	496,076
Other assets:			
Forward foreign currency exchange contracts (3)	—	6,708	6,708
Deferred compensation investments	105,188	—	105,188
Total assets measured at fair value	$ 845,918	$ 1,557,330	$ 2,403,248
Liabilities			
Forward foreign currency exchange contracts (3)	$ —	$ 7,975	$ 7,975
Interest rate derivatives (4)	—	12,550	12,550
Total liabilities measured at fair value	$ —	$ 20,525	$ 20,525

(1) The amortized cost of the Company's investments classified as available-for-sale as of November 1, 2025 was $1.6 billion.

(2) Available-for-sale securities are classified as current assets on the Consolidated Balance Sheets if the securities are available to be converted into cash to fund current operations.

(3) The Company has master netting arrangements by counterparty with respect to derivative contracts. See Note 2i, *Derivative Instruments and Hedging Agreements*, of the Notes to Consolidated Financial Statements for more information related to the Company's master netting arrangements.

(4) The carrying value of the related debt was adjusted by an equal and offsetting amount. The fair value of interest rate derivatives is estimated using a discounted cash flow analysis based on the contractual terms of the derivatives. See Note 2i, *Derivative Instruments and Hedging Agreements,* of the Notes to Consolidated Financial Statements.

| | November 2, 2024 | | |
| | Fair Value measurement at Reporting Date using: | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Assets			
Cash equivalents:			
Available-for-sale:			
Government and institutional money market funds	$ 592,560	$ —	$ 592,560
Short-term investments:			
Available-for-sale:			
Securities with one year or less to maturity:			
Corporate obligations (1)	—	71,246	71,246
Bank obligations (1)	—	300,576	300,576
Other assets:			
Forward foreign currency exchange contracts (2)		7,318	7,318
Deferred compensation investments	92,698	—	92,698
Total assets measured at fair value	$ 685,258	$ 379,140	$ 1,064,398
Liabilities			
Forward foreign currency exchange contracts (2)	$ —	$ 16,279	$ 16,279
Interest rate derivatives (3)	—	36,855	36,855
Total liabilities measured at fair value	$ —	$ 53,134	$ 53,134

(1) The amortized cost of the Company's investments classified as available-for-sale as of November 2, 2024 was $382.9 million.

(2) The Company has master netting arrangements by counterparty with respect to derivative contracts. See Note 2i, *Derivative Instruments and Hedging Agreements*, of the Notes to Consolidated Financial Statements for more information related to the Company's master netting arrangements.

(3) The carrying value of the related debt was adjusted by an equal and offsetting amount. The fair value of interest rate derivatives is estimated using a discounted cash flow analysis based on the contractual terms of the derivatives. See Note 2i, *Derivative Instruments and Hedging Agreements,* of the Notes to Consolidated Financial Statements.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash equivalents and short-term investments — These investments are adjusted to fair value based on quoted market prices or are determined using a yield curve model based on current market rates.

Deferred compensation plan investments — The fair value of these mutual fund, money market fund and equity investments are based on quoted market prices.

Forward foreign currency exchange contracts — The estimated fair value of forward foreign currency exchange contracts, which includes derivatives that are accounted for as cash flow hedges and those that are not designated as cash flow hedges, is based on the estimated amount the Company would receive if it sold these agreements at the reporting date taking into consideration current exchange rates as well as the creditworthiness of the counterparty for assets and the Company's creditworthiness for liabilities. The fair value of these instruments is based upon valuation models using current market information such as strike price, spot rate, forward points, and maturity date.

Interest rate derivative — The fair value of interest rate derivatives is estimated using a discounted cash flow analysis based on the contractual terms of the derivatives.

Assets and Liabilities Not Recorded at Fair Value on a Recurring Basis

Held for sale assets — The Company has classified the assets held for sale at carrying value. However, if they were to be carried at fair value, they would be considered a Level 3 fair value measurement and would be determined based on the use of appraisals and input from market participants.

Debt — The table below presents the estimated fair value of certain financial instruments not recorded at fair value on a recurring basis. Given the short tenure of the Company's commercial paper notes, the carrying value of the outstanding commercial paper notes approximates the fair values, and therefore, are excluded from the table below ($446.6 million and $547.7 million as of November 1, 2025 and November 2, 2024, respectively). The fair values of the senior unsecured notes are obtained from broker prices and are classified as Level 1 measurements according to the fair value hierarchy. See Note 12, *Debt*, of the Notes to Consolidated Financial Statements for further discussion related to outstanding debt.

	November 1, 2025		November 2, 2024	
	Principal Amount Outstanding	Fair Value	Principal Amount Outstanding	Fair Value
2025 Notes, due April 2025	$ —	$ —	$ 400,000	$ 397,027
2026 Notes, due December 2026	900,000	895,623	900,000	882,795
2027 Notes, due June 2027	440,212	436,916	440,212	421,077
2028 Notes, due June 2028	850,000	856,345	—	—
2028 Notes, due October 2028	750,000	704,186	750,000	673,316
2030 Notes, due June 2030	650,000	659,834	—	—
2031 Notes, due October 2031	1,000,000	884,390	1,000,000	843,766
2032 Notes, due October 2032	300,000	301,546	300,000	287,172
2034 Notes, due April 2034	550,000	571,370	550,000	553,375
2036 Notes, due December 2036	144,278	138,756	144,278	136,718
2041 Notes, due October 2041	750,000	555,925	750,000	534,435
2045 Notes, due December 2045	332,587	327,992	332,587	322,942
2051 Notes, due October 2051	1,000,000	662,609	1,000,000	655,668
2054 Notes, due April 2054	550,000	541,087	550,000	541,912
Total Debt	$ 8,217,077	$ 7,536,579	$ 7,117,077	$ 6,250,203

k. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates relate to the useful lives of fixed assets and identified intangible assets; allowances for doubtful accounts and customer returns; the net realizable value of inventory; potential reserves relating to litigation matters; accrued liabilities, including estimates of variable consideration related to distributor sales; accrued taxes; uncertain tax positions; deferred tax valuation allowances; assumptions pertaining to stock-based compensation payments and defined benefit plans; and fair value of acquired assets and liabilities, including inventory, property, plant and equipment, goodwill and acquired intangibles; and other reserves. Actual results could differ from those estimates and such differences may be material to the financial statements.

l. Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of investments and trade accounts receivable.

The Company maintains cash, cash equivalents and short-term investments with high credit quality counterparties, continuously monitors the amount of credit exposure to any one issuer and diversifies its investments in order to minimize its credit risk.

The Company sells its products to distributors and original equipment manufacturers (OEMs) involved in a variety of industries including industrial, communications, automotive and consumer end markets. The Company has adopted credit policies and standards to accommodate growth in these markets. The Company performs continuing credit evaluations of its customers' financial condition and although the Company generally does not require collateral, the Company may require letters of credit from customers in certain circumstances. The Company provides reserves for estimated amounts of accounts receivable that may not be collected.

Revenue attributable to significant distributors whose revenue as a percentage of total revenue was 10% or greater of total revenue is presented in the following table:

	Year Ended		
	November 1, 2025	November 2, 2024	October 28, 2023
Distributor 1	24%	24%	25%
Distributor 2	*	12%	10%
Distributor 3	13%	12%	*

* Revenue for this distributor was not greater than 10% of total revenue for this period.

No other customer accounted for greater than 10% of total revenue in any period presented.

m. Concentration of Other Risks

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. The Company's financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the semiconductor industry, the timely implementation of new manufacturing technologies, the ability to safeguard patents and intellectual property in a rapidly evolving market and reliance on assembly and test subcontractors, third-party wafer fabricators and independent distributors. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. The Company is exposed to the risk of obsolescence of its inventory depending on the mix of future business. Additionally, more than half of the Company's purchases of external wafer and foundry services are from a limited number of suppliers, such as Taiwan Semiconductor Manufacturing Company (TSMC) and others. If these suppliers or any of the Company's other key suppliers are unable or unwilling to manufacture and deliver sufficient quantities of components, on the time schedule and of the quality that the Company requires, the Company may be forced to engage additional or replacement suppliers, which could result in significant expenses and disruptions or delays in manufacturing, product development and shipment of product to the Company's customers.

n. Revenue Recognition

Recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the providing entity expects to be entitled in exchange for those goods or services. The Company recognizes revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company recognizes revenue when all of the following criteria are met: (1) the Company has entered into a binding agreement, (2) the performance obligations have been identified, (3) the transaction price to the customer has been determined, (4) the transaction price has been allocated to the performance obligations in the contract, and (5) the performance obligations have been satisfied. The majority of the Company's shipping terms permit the Company to recognize revenue at point of shipment or delivery. Certain shipping terms require the goods to be through customs or be received by the customer before title passes. In those instances, the Company defers the revenue recognized until title and control of the promised goods have passed to the customer. Shipping costs are charged to selling, marketing, general and administrative expense as incurred. Sales taxes are excluded from revenue.

Revenue from contracts with the United States government, government prime contractors and certain commercial customers is recorded over time using either units delivered or costs incurred as the measurement basis for progress toward completion. These measures are used to measure results directly and is generally the best measure of progress toward completion in circumstances in which a reliable measure of output can be established. Estimated revenue in excess of amounts billed is reported as unbilled receivables. Contract accounting requires judgment in estimating costs and assumptions related to technical issues and delivery schedule. Contract costs include material, subcontract costs, labor and an allocation of indirect costs. The estimation of costs at completion of a contract is subject to numerous variables involving contract costs and estimates as to the length of time to complete the contract. Changes in contract performance, estimated gross margin, including the impact of final contract settlements, and estimated losses are recognized in the period in which the changes or losses are determined.

Performance Obligations: Substantially all of the Company's contracts with customers contain a single performance obligation, the sale of mixed-signal integrated circuit products. Such sales represent a single performance obligation because the sale is one type of good or includes multiple goods that are neither capable of being distinct nor separable from the other promises in the contract. This performance obligation is satisfied when control of the product is transferred to the customer, which occurs upon shipment or delivery. Unsatisfied performance obligations primarily represent contracts for products with future delivery dates and with an original expected duration of one year or less. The Company generally offers a twelve-month warranty for its products. The Company's warranty policy provides for replacement of defective products. Specific accruals are recorded for known product warranty issues. Product warranty expenses during fiscal 2025, fiscal 2024 and fiscal 2023 were not material.

Transaction Price: The transaction price reflects the Company's expectations about the consideration it will be entitled to receive from the customer and may include fixed or variable amounts. Fixed consideration primarily includes sales to direct customers and sales to distributors in which both the sale to the distributor and the sale to the end customer occur within the same reporting period. Variable consideration includes sales in which the amount of consideration that the Company will receive is unknown as of the end of a reporting period. The vast majority of such consideration are credits issued to the distributor due to price protection, but also include sales made to distributors under agreements that allow certain rights of return, referred to as stock rotation. Price protection represents price discounts granted to certain distributors to allow the distributor to earn an appropriate margin on sales negotiated with certain customers and in the event of a price decrease subsequent to the date the product was shipped and billed to the distributor. Stock rotation allows distributors limited levels of returns in order to reduce the amounts of slow-moving, discontinued or obsolete product from their inventory. A liability for distributor credits covering variable consideration is made based on the Company's estimate of historical experience rates as well as considering economic conditions and contractual terms. To date, actual distributor claims activity has been materially consistent with the provisions the Company has made based on its historical estimates. For fiscal 2025 and fiscal 2024, sales to distributors were approximately $6.1 billion and $5.5 billion, respectively, net of variable consideration for which the liability balances as of November 1, 2025 and November 2, 2024 were $785.1 million and $508.7 million, respectively, and were recorded in accrued liabilities on the Consolidated Balance Sheets.

Contract Balances: Accounts receivable represents the Company's unconditional right to receive consideration from its customers. Payments are typically due within 30 to 45 days of invoicing and do not include a significant financing component. To date, there have been no material credit losses on accounts receivable. There were no material contract assets or contract liabilities recorded on the Consolidated Balance Sheets in any of the periods presented.

o.   *Accumulated Other Comprehensive (Loss) Income*

AOCI includes certain transactions that have generally been reported in the Consolidated Statement of Shareholders' Equity. The changes in components of AOCI at November 1, 2025 and November 2, 2024 consisted of the following:

	Foreign currency translation adjustment	Unrealized holding gains/losses on derivatives	Pension plans	Total
November 2, 2024	$ (71,511)	$ (85,202)	$ (28,543)	$ (185,256)
Other comprehensive income before reclassifications	(189)	1,163	11,516	12,490
Amounts reclassified out of other comprehensive income	—	17,781	2,094	19,875
Tax	—	(3,519)	1,828	(1,691)
Other comprehensive income	(189)	15,425	15,438	30,674
November 1, 2025	$ (71,700)	$ (69,777)	$ (13,105)	$ (154,582)

The amounts reclassified out of AOCI into the Consolidated Statements of Income, with presentation location during each period were as follows:

Comprehensive Income Component	2025	2024	Location
Changes in unrealized holding gains/losses on derivatives			
Currency forwards	$ 1,338	$ (775)	Cost of sales
	936	(219)	Research and development
	583	(3,762)	Selling, marketing, general and administrative
Interest rate derivatives	14,924	14,924	Interest expense
	17,781	10,168	Total before tax
	(3,228)	(2,140)	Tax
	$ 14,553	$ 8,028	
Amortization of pension components included in the computation of net periodic benefit cost			
Actuarial losses (1)	$ 2,094	$ 1,032	
Total amounts reclassified out of AOCI, net of tax	$ 16,647	$ 9,060	

_____

(1)   The amortization of pension components is included in the computation of net periodic benefit cost. See Note 9, *Retirement Plans,* of the Notes to Consolidated Financial Statements for further information.

p.   *Income Taxes*

The Company makes certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of income tax credits, benefits, and deductions, and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of the recognition of certain expenses for tax and financial statement purposes. The likelihood of the realization of deferred tax assets is assessed and a corresponding valuation allowance is recorded as necessary if management determines those deferred tax assets may not be realized due to the uncertainty of the timing and amount to be realized of certain state and international tax credit carryovers. In reaching this conclusion, the Company evaluates certain relevant criteria including the existence of deferred tax liabilities that can be used to realize deferred tax assets, the taxable income in prior carryback years in the impacted state and international jurisdictions that can be used to absorb net operating losses and taxable income in future years. Judgments regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors. These changes, if any, may require material adjustments to these deferred tax assets, which may result in an increase or decrease to the income tax provision in future periods.

The Company accounts for uncertain tax positions by first determining if it is "more likely than not" that a tax position will be sustained by the appropriate taxing authorities prior to recording any benefit in the Consolidated Financial Statements. An uncertain income tax position is not recognized if it has less than a 50% likelihood of being sustained. For those tax positions where it is more likely than not that a tax position will be sustained, the Company has recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Management classifies interest and penalties related to uncertain tax positions within the provision for income taxes line of the Consolidated Statements of Income. Management reevaluates these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in known facts or circumstances, changes in tax law, effectively settled issues under audit, and new guidance on legislative interpretations. A change in these factors could result in the recognition of an increase or decrease to the Company's income tax provision which could materially impact its consolidated financial position and results of operations.

In the ordinary course of global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of cost reimbursement and royalty arrangements among related entities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in the historical income tax provisions and income tax liabilities. In the event management's assumptions are incorrect, the differences could have a material impact on its income tax provision and operating results in the period in which such determination is made. In addition to the factors described above, the current and expected effective tax rate is based on then-current tax law. Significant changes in enacted tax law could affect these estimates. See Note 10, *Income Taxes,* of the Notes to Consolidated Financial Statements for further information related to income taxes.

q. *Earnings Per Share of Common Stock*

Basic earnings per share is computed based only on the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares outstanding during the period, plus the dilutive effect of potential future issuances of common stock relating to stock option programs and other potentially dilutive securities using the treasury stock method. In calculating diluted earnings per share, the dilutive effect of stock options and restricted stock units is computed using the average market price for the respective period. In addition, the assumed proceeds under the treasury stock method include the average unrecognized compensation expense of stock options that are in-the-money and restricted stock units. This results in the "assumed" buyback of additional shares, thereby reducing the dilutive impact of in-the-money stock options. Potential shares related to certain of the Company's outstanding stock options and restricted stock units were excluded because they were anti-dilutive. Those potential shares, determined based on the weighted average exercise prices during the respective periods, could be dilutive in the future.

The following table sets forth the computation of basic and diluted earnings per share:

	2025	2024	2023
Net income	$ 2,267,342	$ 1,635,273	$ 3,314,579
Basic shares:			
Weighted-average shares outstanding	494,381	496,166	502,232
Earnings per common share basic	$ 4.59	$ 3.30	$ 6.60
Diluted shares:			
Weighted-average shares outstanding	494,381	496,166	502,232
Assumed exercise of common stock equivalents	2,328	2,531	3,727
Weighted-average common and common equivalent shares	496,709	498,697	505,959
Earnings per common share diluted	$ 4.56	$ 3.28	$ 6.55
Anti-dilutive shares related to:			
Outstanding stock options	94	71	253

r. *Stock-Based Compensation*

Stock-based compensation is measured at the grant date based on the grant-date fair value of the awards ultimately expected to vest and is recognized as an expense on a straight-line basis over the vesting period, which is generally four years for stock options and restricted stock units, or in annual installments of 25% on each of the first, second, third and fourth anniversaries of the date of grant. Restricted stock units with service and performance or market conditions generally vest in one installment on the third anniversary of the date of grant. The maximum contractual term of all stock options is ten years.

Determining the amount of stock-based compensation expense to be recorded requires the Company to develop estimates used in calculating the grant-date fair value of awards. These estimates may be based on different valuation models depending upon the type of award and may include assumptions, such as expected volatility, expected term, risk-free interest rate, expected dividend yield, forfeiture rate and others. The Company uses the Black-Scholes valuation model to calculate the grant-date fair value of stock option awards. The grant-date fair value of restricted stock units with a service condition and restricted stock units with both service and performance conditions is calculated using the value of the Company's common stock on the date of grant, reduced by the present value of dividends expected to be paid on the Company's common stock prior to vesting. For restricted stock units with both service and performance conditions, this grant-date fair value is also impacted by the number of units that are expected to vest during the performance period and is adjusted through the related stock-based compensation expense at each reporting period based on the probability of achievement of that performance condition. If the Company determines that an award is unlikely to vest, any previously recorded stock-based compensation expense is reversed in the period of that determination. The grant date fair value of restricted stock units and performance-based stock options with both service and market conditions is calculated using the Monte Carlo simulation model to estimate the probability of satisfying the performance condition stipulated in the award grant, including the possibility that the market condition may not be satisfied.

The fair value of shares issued under the Company's employee stock purchase plan (ESPP) is computed using the Black-Scholes model at the commencement of an offering period in June and December of each year and the related expense is recorded over the offering period.

See Note 3, *Stock-Based Compensation and Shareholders' Equity*, of the Notes to Consolidated Financial Statements for additional information relating to stock-based compensation.

s. *Other Investments*

Other investments consist of interests in venture capital funds and other long-term investments and are recorded in Other assets on the Consolidated Balance Sheets. Investments are accounted for using the equity method of accounting or cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. For equity method investments, realized gains and losses are reflected in other, net based upon the Company's ownership share of the investee's financial results.

t. *New Accounting Pronouncements*

Standards Implemented

Segment Reporting

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which enhances the disclosure requirements for reportable segments. ASU 2023-07 requires segment disclosure to include significant segment expense categories and amounts, and qualitative detail of other segment items. Disclosure of multiple measures of segment profit and loss may also be reported. The Company adopted ASU 2023-07 in fiscal 2025. See Note 4, *Industry, Segment and Geographic Information,* of the Notes to Consolidated Financial Statements for additional information.

Standards to Be Implemented

Income Taxes

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. ASU 2023-09 requires the disaggregation of information in existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact, if any, adoption will have on its financial statement disclosures.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses,* requiring public companies to disaggregate key expense categories such as inventory purchases, employee compensation and depreciation in their financial statements. This aims to improve investor insights into company performance. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact, if any, adoption will have on its financial statement disclosures.

3. Stock-Based Compensation and Shareholders' Equity

Equity Compensation Plans

The Company grants, or has granted, stock options and other stock and stock-based awards under the Company's 2020 Equity Incentive Plan (2020 Plan), which was approved by shareholders in March 2020. The 2020 Plan provides for the issuance of up to 21.2 million shares of the Company's common stock, which includes shares that remained available or became available under the Company's previous equity compensation plans, including the Amended and Restated 2006 Stock Incentive Plan and the Amended and Restated 2010 Equity Incentive Plan. The 2020 Plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards. Employees, officers, directors, consultants and advisors of the Company and its subsidiaries are eligible to be granted awards under the 2020 Plan. No award may be made under the 2020 Plan after March 11, 2030, but awards previously granted may extend beyond that date. The Company does not intend to grant further equity awards under any previous legacy equity compensation plans. As of November 1, 2025, a total of 11.6 million shares of the Company's common stock were available for future issuance under the 2020 Plan.

Modification of Awards

The Company has, from time to time, modified the terms of its equity awards to employees and directors. The modifications made to the Company's equity awards in fiscal 2025, fiscal 2024 and fiscal 2023 did not result in significant incremental compensation costs, either individually or in the aggregate.

Employee Stock Purchase Plan

The Company offers an ESPP to eligible employees, providing the opportunity to purchase shares of the Company's common stock at a discount through payroll deductions. Offering periods begin in June and December each year. U.S. employees are allowed to purchase the Company's common stock at the lesser of 85% of the fair market value of the common stock at either the beginning or end of the offering period. Eligible employees outside of the U.S. are allowed to purchase the Company's common stock at the lesser of 80% of the fair market value of the common stock at either the beginning or end of the offering period. As of November 1, 2025, a total of 3.7 million shares of the Company's common stock were available for future grant under the ESPP.

Stock-Based Compensation Expense

The amount of stock-based compensation expense recognized during a period is based on the value of the awards that are ultimately expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term "forfeitures" is distinct from "cancellations" or "expirations" and represents only the unvested portion of the surrendered stock-based award. Based on an analysis of its historical forfeitures, the Company has applied an annual forfeiture rate of 5.0% to all unvested stock-based awards as of November 1, 2025. This analysis will be re-evaluated annually and the forfeiture rate will be adjusted as necessary. Ultimately, the actual expense recognized over the vesting period will only be for those awards that vest.

Total stock-based compensation expense recognized is as follows:

	2025	2024	2023
Cost of sales	$ 40,202	$ 31,233	$ 36,703
Research and development	134,245	109,011	116,354
Selling, marketing, general and administrative	142,286	114,638	143,789
Special charges, net	4,827	7,828	2,977
Total stock-based compensation expense	$ 321,560	$ 262,710	$ 299,823

As of November 1, 2025 and November 2, 2024, the Company capitalized $14.5 million and $10.4 million, respectively, of stock-based compensation in inventory.

Stock-Based Compensation Activity

A summary of the stock option activity as of November 1, 2025 and changes during the fiscal year then ended is presented below:

	Options Outstanding (in thousands)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Options outstanding at November 2, 2024	1,639	$105.94		
Options exercised	(441)	$81.09		
Options forfeited	(1)	$68.77		
Options outstanding and exercisable at November 1, 2025	1,197	$115.14	3.7	$142,441

The total intrinsic value of options exercised (i.e., the difference between the market price at exercise and the price paid by the employee to exercise the options) during fiscal 2025, fiscal 2024 and fiscal 2023 was $64.2 million, $93.9 million and $95.0 million, respectively.

A summary of the Company's restricted stock unit and award activity as of November 1, 2025 and changes during the fiscal year then ended is presented below:

	Restricted Stock Units/ Awards Outstanding (in thousands)	Weighted- Average Grant- Date Fair Value Per Share
Restricted stock units/awards outstanding at November 2, 2024	4,481	$186.81
Units/Awards granted	2,379	$164.33
Restrictions lapsed	(1,957)	$172.32
Forfeited	(476)	$191.82
Restricted stock units/awards outstanding at November 1, 2025	4,427	$180.59

As of November 1, 2025, there was $640.2 million of total unrecognized compensation cost related to unvested stock-based awards comprised of restricted stock unit awards. That cost is expected to be recognized over a weighted-average period of 1.5 years. The total grant-date fair value of awards that vested during fiscal 2025, fiscal 2024 and fiscal 2023 was approximately $345.1 million, $309.0 million and $298.2 million, respectively.

Common Stock Repurchases

The Company's share repurchase program has been in place since August 2004. In the aggregate, the Board of Directors has authorized the Company to repurchase $26.7 billion of the Company's common stock under the program, which includes the $10.0 billion authorization approved by the Board of Directors on February 18, 2025. The Company may repurchase outstanding shares of its common stock from time to time in the open market and through privately negotiated transactions. Unless terminated earlier by resolution of the Company's Board of Directors, the repurchase program will expire when the Company has repurchased all shares authorized under the program. As of November 1, 2025, the Company had repurchased a total of approximately 216.5 million shares of its common stock for approximately $17.0 billion under this program. An additional $9.7 billion remains available for repurchase of shares under the current authorized program. The repurchased shares are held as authorized but unissued shares of common stock.

The Company also, from time to time, repurchases shares in settlement of employee tax withholding obligations due upon the vesting of restricted stock units/awards or the exercise of stock options. The withholding amount is based on the employee's minimum statutory withholding requirement.

Preferred Stock

The Company has 471,934 authorized shares of $1.00 par value preferred stock, none of which is issued or outstanding. The Board of Directors is authorized to fix designations, relative rights, preferences and limitations on the preferred stock at the time of issuance.

4. Industry, Segment and Geographic Information

The Company operates and tracks its results at the consolidated company level in one operating segment and one reportable segment. The Company designs, develops, manufactures and markets a broad range of ICs. The Company uses a highly-integrated approach in developing its products in that discrete technologies developed by the Company are frequently integrated across many of its products, and substantially all of the Company's ICs are manufactured under similar processes with raw materials in either the Company's own production facilities or by third-party wafer fabricators using proprietary processes. The ICs marketed by the Company are sold globally through a direct sales force, third-party distributors, independent sales representatives and via the Company's website to the same types of customers spanning a wide range of applications. Accordingly, the Company operates under a single operating segment.

The Company's Chair and Chief Executive Officer has been identified as its Chief Operating Decision Maker (CODM). The Company's organizational structure is based along functional lines with each functional manager reporting to the CODM or to a direct report of the CODM. The CODM regularly reviews income and expense items at the consolidated company level. He primarily uses consolidated net income as reported on the Consolidated Statements of Operations to evaluate performance and allocate resources. This measure is utilized during the Company's budgeting and forecasting process to assess profitability and inform strategic initiatives, capital allocation and other operating decisions. The measure of segment assets is reported on the Consolidated Balance Sheets as total assets.

The following table presents a summary of consolidated net income inclusive of significant segment expenses and other expense information provided to the CODM:

	Year Ended		
	November 1, 2025	November 2, 2024	October 28, 2023
Revenue	$ 11,019,707	$ 9,427,157	$ 12,305,539
Less:			
Cost of sales, including human capital expenses therein	4,246,229	4,045,814	4,428,321
Operating expenses:			
Employee compensation costs	2,148,609	1,768,311	2,051,976
Amortization of acquired intangible assets	749,662	754,784	959,618
Research and development related costs (excluding employee compensation costs)	530,071	466,134	498,281
Special charges, net	69,980	37,258	160,710
Other operating expense (excluding employee compensation costs) (1)	342,660	322,058	383,521
Nonoperating expense (income)	220,384	255,458	215,109
Provision for income taxes	444,770	142,067	293,424
Net income	$ 2,267,342	$ 1,635,273	$ 3,314,579

---

(1) Includes depreciation and amortization expenses, facilities expenses, legal expenses and other discretionary expenses.

Revenue Trends by End Market

The following table summarizes revenue by end market. The categorization of revenue by end market is determined using a variety of data points including the technical characteristics of the product, the "sold to" customer information, the "ship to" customer information and the end customer product or application into which the Company's product will be incorporated. As data systems for capturing and tracking this data and the Company's methodology evolves and improves, the categorization of products by end market can vary over time. When this occurs, the Company reclassifies revenue by end market for prior periods. Such reclassifications typically do not materially change the sizing of, or the underlying trends of results within each end market.

	2025		2024		2023	
	Revenue	% of Total Revenue (1)	Revenue	% of Total Revenue (1)	Revenue	% of Total Revenue (1)
Industrial	$ 4,929,409	45 %	$ 4,290,324	46 %	$ 6,565,376	53 %
Automotive	3,277,865	30 %	2,837,522	30 %	2,903,979	24 %
Consumer	1,434,568	13 %	1,207,880	13 %	1,244,598	10 %
Communications	1,377,865	13 %	1,091,431	12 %	1,591,586	13 %
Total revenue	$ 11,019,707	100 %	$ 9,427,157	100 %	$ 12,305,539	100 %

---

(1) The sum of the individual percentages may not equal the total due to rounding.

Revenue by Sales Channel

The following table summarizes revenue by sales channel. The Company sells its products globally through a direct sales force, third-party distributors, independent sales representatives and via its website. Distributors are customers that buy products with the intention of reselling them. Direct customers are non-distributor customers and consist primarily of original equipment manufacturers (OEMs). Other customers include the U.S. government, government prime contractors and certain commercial customers for which revenue is recorded over time.

	2025			2024			2023	
	Revenue	% of Total Revenue (1)		Revenue	% of Total Revenue (1)		Revenue	% of Total Revenue (1)
Distributors	$ 6,144,819	56 %	$	5,505,779	58 %	$	7,534,894	61 %
Direct customers	4,718,993	43 %		3,772,945	40 %		4,603,166	37 %
Other	155,895	1 %		148,433	2 %		167,479	1 %
Total revenue	$ 11,019,707	100 %	$	9,427,157	100 %	$	12,305,539	100 %

_____

(1) The sum of the individual percentages may not equal the total due to rounding.

Geographic Information

Geographic revenue information for fiscal 2025, fiscal 2024 and fiscal 2023 reflects the geographic location of the distributors or OEMs who purchased the Company's products. This may differ from the geographic location of the end customers particularly in cases where a third-party contract manufacturer purchases the Company's products through distributors. In all periods presented, the predominant regions comprising "Rest of North and South America" are Mexico and Canada; the predominant regions comprising "Europe" are Germany, the Netherlands, France and Israel; and the predominant regions comprising "Rest of Asia" are Taiwan, South Korea, Malaysia and Singapore.

	2025		2024		2023
Revenue					
United States	$ 3,238,145	$	2,840,426	$	4,165,296
Rest of North and South America	162,470		62,318		88,579
Europe	2,285,598		2,109,529		3,001,871
Japan	989,916		1,085,631		1,397,119
China	2,858,286		2,128,840		2,229,631
Rest of Asia	1,485,292		1,200,413		1,423,043
Subtotal all foreign regions	7,781,562		6,586,731		8,140,243
Total revenue	$ 11,019,707	$	9,427,157	$	12,305,539
Property, plant and equipment					
United States	$ 1,832,598	$	1,907,527	$	1,577,914
Ireland	651,330		625,658		573,684
Philippines	432,972		468,900		620,453
Thailand	263,939		195,150		209,660
Malaysia	36,922		108,286		123,574
All other regions	97,935		110,029		113,872
Subtotal all foreign regions	1,483,098		1,508,023		1,641,243
Total property, plant and equipment	$ 3,315,696	$	3,415,550	$	3,219,157

5. Special Charges, Net

The Company monitors global macroeconomic conditions on an ongoing basis and continues to assess opportunities for improved operational effectiveness and efficiency, as well as a better alignment of expenses with revenues. As a result of these assessments, the Company has undertaken various actions resulting in special charges over the past several years.

Liabilities related to special charges, net are presented in accrued liabilities and other non-current liabilities on the Consolidated Balance Sheets. The activity is detailed below:

Accrued Special Charges	Global Repositioning Actions		Q4 2023 Plan	
Balance at October 29, 2022	$	**52,070**	$	**—**
Employee severance and benefit costs		45,064		113,995
Severance and benefit payments, net		(60,153)		(3,549)
Balance at October 28, 2023	$	**36,981** (1)	$	**110,446**
Employee severance and benefit costs		(5,106)		41,907
Severance and benefit payments, net		(18,020)		(151,636)
Balance at November 2, 2024	$	**13,855**	$	**717**
Employee severance and benefit costs		63,968		—
Severance and benefit payments, net		(73,708)		(717)
Balance at November 1, 2025	$	**4,115**	$	**—**

_____

(1) As of October 28, 2023, this balance was comprised of $13.8 million and $23.1 million recorded in Accrued liabilities and Other non-current liabilities, respectively, on the Consolidated Balance Sheet.

Global Repositioning Actions

The Company recorded net special charges of $591.6 million on a cumulative basis through November 1, 2025, as part of the integration of the acquisition of Maxim Integrated Products, Inc. (Maxim) and continued organizational initiatives to consolidate its global footprint related to certain manufacturing, engineering, sales, marketing and administrative offices and to better align its global workforce with the Company's long-term strategic plan. The special charges include severance and fringe benefit costs, in accordance with the Company's ongoing benefit plan or statutory requirements at foreign locations, and the write-off of acquired intellectual property due to the Company's decision to discontinue certain product development strategies.

Q4 2023 Plan

In fiscal 2023, the Company committed to a plan to reorganize its business (the Q4 2023 Plan). The Company recorded net special charges of $155.9 million on a cumulative basis through November 2, 2024 related to the Q4 2023 Plan. The Q4 2023 Plan, consisting of voluntary and involuntary reductions-in-force and other cost-savings initiatives, was commenced to adjust the Company's cost structure and business activities to better align with then weaker market demand and continued economic uncertainty in its end markets, as well as to make certain strategic shifts in its workforce necessary to achieve its long-term vision. The reductions-in-force impacted positions in manufacturing, engineering and selling, marketing, general and administrative functions.

6.   Accrued Liabilities

Accrued liabilities at November 1, 2025 and November 2, 2024 consisted of the following:

	2025		2024	
Distributor price adjustments and other revenue reserves	$	785,059	$	508,722
Accrued compensation and benefits		455,625		220,091
Lease liabilities		72,905		68,130
Accrued interest		67,296		45,517
Interest rate swap		12,550		36,855
Accrued withholdings related to ESPP		36,802		33,114
Accrued taxes		35,250		23,143
Accrued special charges		4,115		14,572
Other		175,430		155,926
Total accrued liabilities	$	1,645,032	$	1,106,070

7.   **Leases**

The Company enters into operating leases which primarily relate to certain facilities and, to a lesser extent, finance leases. The Company determines whether an arrangement is or contains a lease based on the unique facts and circumstances present at the inception of an arrangement. Lease assets represent the Company's right to use underlying assets for the lease term, and lease liabilities represent the obligation to make lease payments over the lease term. At lease commencement, leases are evaluated for classification, and assets and liabilities are recognized based on the present value of lease payments over the lease term. The interest rate implicit in lease contracts is typically not readily determinable. As such, the Company utilizes the appropriate incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term at an amount equal to the lease payments in a similar economic environment. Certain adjustments to the right-of-use asset may be required for items such as initial direct costs paid or incentives received, such as construction allowances from landlords and/or rent abatements subsequent to taking possession of the leased property. The Company has agreements with lease and non-lease components, which are accounted for as a single lease component. Non-lease components may include real estate taxes, insurance, maintenance, parking and other operating costs. If these costs are variable costs they are not included in the measurement of the right-of-use assets and lease liabilities, but are expensed when the event determining the amount of variable consideration to be paid occurs. The Company's leases have remaining lease terms of less than one year to approximately twenty years, some of which may include options to extend the initial term of the lease. These options are included in determining the initial lease term at lease commencement only if the Company is reasonably certain to exercise the option. Lease costs are recognized on a straight-line basis as lease expense over the lease term. For leases with terms of twelve months or less the Company recognizes the related lease payments as expense either on a straight-line basis over the lease term or as incurred depending on whether the lease payments are fixed or variable. The Company subleases certain properties that are not used in its core business operations. Sublease income was $15.0 million and $12.8 million in fiscal 2025 and fiscal 2024, respectively.

The following table presents supplemental balance sheet information related to the Company's operating leases:

	November 1, 2025	November 2, 2024
Assets		
Operating lease right-of-use assets in Other assets	$ 229,520	$ 242,548
Liabilities		
Operating lease liabilities in Accrued liabilities	$ 72,905	$ 68,130
Operating lease liabilities in Other non-current liabilities	$ 283,904	$ 318,570

Details of the Company's operating leases are as follows:

	November 1, 2025	November 2, 2024
Lease expense	$ 67,340	$ 68,331
Cash paid for amounts included in the measurement of operating lease liabilities		
Cash flows from operating leases	$ 83,556	$ 82,070
Lease assets obtained in exchange for new lease liabilities	$ 39,604	$ 15,801
Weighted average remaining lease term	5.7 years	6.4 years
Weighted average discount rate	3.9%	3.8%

The following table presents the maturities of the Company's operating lease liabilities as of November 1, 2025:

Fiscal year	
2026	$ 85,606
2027	78,456
2028	64,504
2029	58,970
2030	50,531
Thereafter	56,894
Total future minimum operating lease payments	**394,961**
Less: imputed interest	(38,152)
Present value of operating lease liabilities	**$ 356,809**

The following table presents the future minimum cash receipts as a result of subleases as of November 1, 2025:

Fiscal year		
2026	$	15,683
2027		16,153
2028		16,635
2029		16,886
2030		12,480
Thereafter		—
Total future minimum cash receipts	$	**77,837**

8. Commitments and Contingencies

From time to time, in the ordinary course of the Company's business, the Company is involved in various claims, charges and litigation arising from, or related to, among other things, contractual matters, acquisitions, patents, trademarks, personal injury, environmental matters, product liability, insurance coverage, employment or employment benefits. As to such claims and litigation, the Company can give no assurance that it will prevail.

9. Retirement Plans

The Company and its subsidiaries have various savings and retirement plans covering substantially all employees.

Defined Contribution Plans

The Company maintains a defined contribution plan for the benefit of its eligible U.S. employees. This plan provides for Company contributions of up to 5% of each participant's total eligible compensation. In addition, the Company contributes an amount equal to each participant's pre-tax contribution, if any, up to a maximum of 3% of each participant's total eligible compensation. The total expense related to the defined contribution plans for all eligible U.S. employees was $74.9 million in fiscal 2025, $74.3 million in fiscal 2024 and $76.0 million in fiscal 2023.

Non-Qualified Deferred Compensation Plan

The Deferred Compensation Plan (DCP) allows certain members of management and other highly-compensated employees and non-employee directors to defer receipt of all or any portion of their compensation. The DCP was established to provide participants with the opportunity to defer receiving all or a portion of their compensation, which includes salary, bonus, commissions and director fees. Under the DCP, the Company provides all participants (other than non-employee directors) with Company contributions equal to 8% of eligible deferred contributions. The DCP is a non-qualified plan that is maintained in a rabbi trust. The fair value of the investments held in the rabbi trust are included within other investments, with the current portion of the investment included in prepaid expenses and other current assets in the Consolidated Balance Sheets. See Note 2j, *Fair Value*, of the Notes to Consolidated Financial Statements for further information on these investments. The deferred compensation obligation represents DCP participant accumulated deferrals and earnings thereon since the inception of the DCP net of withdrawals. The deferred compensation obligation is included within other non-current liabilities, with the current portion of the obligation in accrued liabilities in the Consolidated Balance Sheets. The Company's liability under the DCP is an unsecured general obligation of the Company.

Defined Benefit Pension and Post Retirement Benefit Plans

The Company also has various defined benefit pension and other retirement plans for certain non-U.S. employees that are consistent with local statutory requirements and practices. The total expense related to these plans was $71.2 million in fiscal 2025, $66.4 million in fiscal 2024 and $64.0 million in fiscal 2023.

The Company's funding policy for its foreign defined benefit pension plans is consistent with the local requirements of each country. The plans' assets consist primarily of U.S. and non-U.S. equity securities, bonds, property and cash. The Company has elected to measure defined benefit plan assets and obligations as of October 31, which is the month-end that is closest to its fiscal year-ends, which were November 1, 2025 for fiscal 2025 and November 2, 2024 for fiscal 2024.

In addition, the Company has a postretirement plan that provides postretirement medical expenses to certain former Maxim executives in the U.S.

Components of Net Periodic Benefit Cost

Net annual periodic benefit cost of the Company's pension and postretirement benefit plans for fiscal 2025, fiscal 2024 and fiscal 2023 is presented in the following table:

	2025	2024	2023
Service cost	$ 12,243	$ 8,643	$ 7,728
Interest cost	10,172	9,564	8,773
Expected return on plan assets	(5,329)	(5,061)	(5,236)
Recognized actuarial loss	2,107	1,345	1,168
Subtotal	$ 19,193	$ 14,491	$ 12,433
Settlement impact	—	820	173
Net periodic benefit cost	$ 19,193	$ 15,311	$ 12,606

The service cost component of net periodic benefit cost above is recorded in Cost of sales, Research and development, Selling, marketing, general and administrative expenses within the Consolidated Statements of Income, while the remaining components are recorded to Other, net.

Benefit Obligations and Plan Assets

Obligation and asset data of the Company's pension and postretirement benefit plans at November 1, 2025 and November 2, 2024 is presented in the following table:

	2025	2024
Change in Benefit Obligation		
Benefit obligation at beginning of year	$ 202,779	$ 167,868
Service cost	12,243	8,643
Interest cost	10,172	9,564
Plan combinations	—	23,349
Settlement	—	(13,240)
Actuarial (gain)/loss	(19,248)	5,438
Benefits paid	(7,213)	(3,152)
Exchange rate adjustment	1,349	4,309
Benefit obligation at end of year	$ 200,082	$ 202,779
Change in Plan Assets		
Fair value of plan assets at beginning of year	$ 98,648	$ 87,606
Actual return on plan assets	(1,987)	9,479
Employer contributions	10,382	10,273
Plan combinations	—	4,602
Settlements	—	(13,240)
Benefits paid	(7,213)	(3,152)
Exchange rate adjustment	(372)	3,080
Fair value of plan assets at end of year	$ 99,458	$ 98,648
Reconciliation of Funded Status		
Funded status	$ (100,624)	$ (104,131)
Amounts Recognized in the Balance Sheet		
Non-current assets	$ 12,990	$ 6,111
Current liabilities	(3,275)	(3,254)
Non-current liabilities	(110,339)	(106,988)
Net amount recognized	$ (100,624)	$ (104,131)

		2025		2024
Reconciliation of Amounts Recognized in the Statement of Financial Position				
Net loss		(12,351)		(25,961)
Accumulated other comprehensive loss		(12,351)		(25,961)
Accumulated contributions less than net periodic benefit cost		(88,273)		(78,170)
Net amount recognized	$	(100,624)	$	(104,131)
Changes Recognized in Other Comprehensive Income (Loss)				
Changes in plan assets and benefit obligations recognized in other comprehensive income (loss)				
Net gain/loss arising during the year				
	$	(11,932)	$	1,019
Plan combinations		—		13,413
Effect of exchange rates on amounts included in AOCI		429		1,363
Amounts recognized as a component of net periodic benefit cost				
Amortization or settlement recognition of net loss		(2,107)		(2,165)
Total recognized in other comprehensive gain/loss	$	(13,610)	$	13,630
Total recognized in net periodic cost and other comprehensive loss	$	5,583	$	28,941
Estimated amounts that will be amortized from AOCI over the next fiscal year				
Net loss	$	(1,068)	$	(2,148)

The accumulated benefit obligation for the Company's pension and postretirement benefit plans was $127.2 million and $132.7 million at November 1, 2025 and November 2, 2024, respectively.

Information relating to the Company's pension and postretirement benefit plans with projected benefit obligations in excess of plan assets and accumulated benefit obligations in excess of plan assets at November 1, 2025 and November 2, 2024 is presented in the following table:

		2025		2024
Plans with projected benefit obligations in excess of plan assets:				
Projected benefit obligation	$	160,395	$	155,777
Fair value of plan assets	$	46,782	$	43,944
Plans with accumulated benefit obligations in excess of plan assets:				
Projected benefit obligation	$	82,486	$	76,867
Accumulated benefit obligation	$	56,462	$	54,675
Fair value of plan assets	$	7,751	$	5,777

Assumptions

The range of assumptions used for the Company's pension and postretirement benefit plans reflects the different economic environments within the various countries as well as the differences in the attributes of the participants.

The projected benefit obligation was determined using the following weighted-average assumptions:

	2025	2024
Discount rate	5.73 %	5.20 %
Rate of increase in compensation levels	5.85 %	5.23 %

Net annual periodic benefit cost was determined using the following weighted average assumptions:

	2025	2024
Discount rate	5.20 %	5.73 %
Expected long-term return on plan assets	5.34 %	5.69 %
Rate of increase in compensation levels	5.23 %	4.34 %

The expected long-term rate of return on assets is a weighted-average of the long-term rates of return selected for the various countries where the Company has funded pension plans. The expected long-term rate of return on assets assumption is selected based on the facts and circumstances that exist as of the measurement date and the specific portfolio mix of plan assets. Management, in conjunction with its actuaries, reviewed anticipated future long-term performance of individual asset categories and considered the asset allocation strategy adopted by the Company and/or the trustees of the plans. While the review considered recent fund performance and historical returns, the assumption is primarily a long-term prospective rate.

The Company's investment strategy is based on an expectation that equity securities will outperform debt securities over the long term. Investments within each asset class are diversified to reduce the impact of losses in single investments. The use of derivative instruments is permitted where appropriate and necessary to achieve overall investment policy objectives and asset class targets. The Company establishes strategic asset allocation percentage targets and appropriate benchmarks for each significant asset class to obtain a prudent balance between return and risk. The interaction between plan assets and benefit obligations is periodically studied by the Company and its actuaries to assist in the establishment of strategic asset allocation targets.

Fair value of plan assets

The following table presents plan assets measured at fair value on a recurring basis by investment categories as of November 1, 2025 and November 2, 2024 using the same three-level hierarchy described in Note 2j, *Fair Value*, of the Notes to Consolidated Financial Statements:

	November 1, 2025			November 2, 2024		
	Fair Value Measurement at Reporting Date Using:			Fair Value Measurement at Reporting Date Using:		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Unit trust funds(1)	$ —	$ 529	$ 529	$ —	$ 7,264	$ 7,264
Equities(1)	7,407	2,368	9,775	6,675	—	6,675
Fixed income securities(2)	—	27,822	27,822	—	24,013	24,013
Property (3)	—	4,402	4,402	—	4,446	4,446
Investment Funds (4)	—	46,921	46,921	—	47,282	47,282
Pooled Funds (5)	—	6,178	6,178	—	4,582	4,582
Cash and cash equivalents	3,831	—	3,831	4,386	—	4,386
Total assets measured at fair value	$ 11,238	$ 88,220	$ 99,458	$ 11,061	$ 87,587	$ 98,648

(1) The majority of the assets in these categories are invested in a mix of equities, including those from North America, Europe and Asia. The funds are valued using the net asset value method in which an average of the market prices for underlying investments is used to value the fund. Due to the nature of the underlying assets of these funds, changes in market conditions and the economic environment may significantly impact the net asset value of these investments and, consequently, the fair value of the investments. These investments are redeemable at net asset value to the extent provided in the documentation governing the investments. However, these redemption rights may be restricted in accordance with governing documents. Publicly traded securities are valued at the last trade or closing price reported in the active market in which the individual securities are traded.

(2) Consists of funds primarily concentrated in non-U.S. debt instruments. The funds are valued using the net asset value method in which an average of the market prices for underlying investments is used to value the fund.

(3) Consists of funds that primarily invest in global real estate and infrastructure funds. The funds are valued using the net asset value method in which an average of the market prices for underlying investments is used to value the fund.

(4) Consists of liability driven investment funds that may hold a range of low-risk hedging instruments including but not limited to government bonds, interest rate and inflation swaps, physical inflation-linked and nominal gilts, synthetic gilts, cash and money market instruments. The investment funds are valued at the closing price reported if traded on an active market or at yields currently available on comparable securities of issuers with similar credit ratings.

(5) Consists of a fund-based variable insurance policy that declares a fixed return on a quarterly or annual basis. The fair value is the estimated surrender value of the policy.

Estimated future cash flows

Expected fiscal 2026 Company contributions and estimated future benefit payments are as follows:

Expected Company Contributions		
2026	$	9,353
Expected Benefit Payments		
2025	$	6,758
2026	$	7,201
2027	$	8,253
2028	$	9,344
2029	$	8,928
2030 through 2034	$	77,411

10.   Income Taxes

The Company's effective tax rate reflects the applicable tax rate in effect in the various tax jurisdictions around the world where the Company's income is earned. The reconciliation of income tax computed at the U.S. federal statutory rates to income tax expense for fiscal 2025, fiscal 2024 and fiscal 2023 is as follows:

	2025	2024	2023
U.S. federal statutory tax rate	21.0 %	21.0 %	21.0 %
Income tax provision reconciliation:			
Tax at statutory rate	$ 569,544	$ 373,241	$ 757,681
Net foreign income subject to lower tax rate	(391,616)	(219,294)	(358,944)
State income taxes, net of federal benefit	79,000	(10,646)	4,453
Valuation allowance	(79,204)	10,615	(6,641)
Federal research and development tax credits	(36,014)	(53,420)	(65,391)
Change in uncertain tax positions	14,179	(19,514)	17,985
Amortization of purchased intangibles	106,611	114,679	142,358
Taxes attributable to the Tax Cuts and Jobs Act of 2017	(4,101)	(3,977)	(81,695)
Taxes attributable to the One Big Beautiful Bill Act	153,763	—	—
U.S. effects of international operations	51,314	(6,300)	(98,286)
Windfalls (under ASU 2016-09)	(18,304)	(22,985)	(24,211)
Other, net	(402)	(20,332)	6,115
Total income tax provision	$ 444,770	$ 142,067	$ 293,424

Income before income taxes for fiscal 2025, fiscal 2024 and fiscal 2023 includes the following components:

Income before income taxes (1)	2025	2024	2023
Domestic	$ 520,188	$ 517,555	$ 846,592
Foreign	2,191,924	1,259,785	2,761,411
Income before income taxes	$ 2,712,112	$ 1,777,340	$ 3,608,003

_____

(1)   Income before income taxes reflects deemed intercompany royalties in all periods presented.

The components of the provision for income taxes for fiscal 2025, fiscal 2024 and fiscal 2023 are as follows:

		2025		2024		2023
Current:						
Federal tax	$	492,570	$	348,144	$	303,146
State		14,175		14,399		11,772
Foreign		184,670		147,087		431,452
Total current	$	691,415	$	509,630	$	746,370
Deferred:						
Federal	$	(455,194)	$	(492,578)	$	(508,741)
State		(7,018)		3,579		2,063
Foreign		215,567		121,436		53,732
Total deferred	$	(246,645)	$	(367,563)	$	(452,946)
Provision for income taxes	$	444,770	$	142,067	$	293,424

The Company accounts for global intangible low-taxed income (GILTI) under the deferred method. In fiscal 2025, the One Big Beautiful Bill Act (OBBBA) was enacted, which revised the applicable GILTI tax rate for the Company's fiscal years beginning in 2027. As a result, in fiscal 2025, the Company recorded a net deferred tax expense of $153.8 million related to the remeasurement of its GILTI-related deferred tax assets and liabilities.

The Company's effective tax rate for fiscal 2023 was impacted by a discrete income tax benefit recorded of $81.7 million resulting from the approval granted by the Joint Committee on Taxation of its federal corporate income tax relief claim which reduced the amount of transition tax owed under the Tax Cuts and Jobs Act.

The Company carries other outside basis differences in its subsidiaries, primarily arising from acquisition accounting adjustments and certain undistributed earnings that are considered indefinitely reinvested. As of November 1, 2025, the Company has not recognized deferred income tax on $33.6 billion of outside basis differences because of its intent and ability to indefinitely reinvest these basis differences. These basis differences could be reversed through a sale of the subsidiaries or the receipt of dividends from the subsidiaries, as well as various other events, none of which are considered probable at this time. Determination of the amount of unrecognized deferred income tax liability related to these outside basis differences is not practicable.

The significant components of the Company's deferred tax assets and liabilities for fiscal 2025 and fiscal 2024 are as follows:

	2025	2024
Deferred tax assets:		
Inventory reserves	$ 35,338	$ 29,139
Reserves for compensation and benefits	56,983	48,801
Tax credit carryovers	241,678	318,469
Stock-based compensation	23,812	22,290
Net operating losses	33,461	41,340
Intangible assets	1,684,244	1,871,218
Lease liability	71,335	74,715
Capitalization of R&D expenses (1)	804,017	624,682
Other	68,118	71,049
Total gross deferred tax assets	3,018,986	3,101,703
Valuation allowance	(263,875)	(343,079)
Total deferred tax assets	2,755,111	2,758,624
Deferred tax liabilities:		
Depreciation	(142,031)	(139,556)
Deferred GILTI tax liabilities (2)	(2,272,775)	(2,442,068)
Right of use asset	(50,965)	(53,303)
Acquisition-related intangibles	(585,519)	(664,337)
Total gross deferred tax liabilities	(3,051,290)	(3,299,264)
Net deferred tax liabilities	$ (296,179)	$ (540,640)

_____

(1) The Company included the effects of the mandatory capitalization and amortization of research and development expenses which began in fiscal 2023 under the Tax Cuts and Jobs Act.

(2) The Company's effective tax rate for fiscal 2025 was impacted by a net deferred tax expense of $153.8 million recorded in fiscal 2025 related to the remeasurement of our GILTI-related deferred tax assets and liabilities attributable to the passage of the OBBBA.

The valuation allowances of $263.9 million and $343.1 million as of November 1, 2025 and November 2, 2024, respectively, are primarily for the Company's state R&D credit carryforwards, foreign net operating losses and international credit carryforwards. The Company believes that it is more-likely-than-not that these credit carryovers will not be realized and as a result has recorded a partial valuation allowance.

The federal and state net operating losses of $21.0 million will begin to expire in fiscal 2027 while foreign net operating loss carryovers of $131.8 million have no expiration date. There are also $227.4 million of federal and state credit carryovers and $14.3 million of foreign investment tax credit carryovers that begin to expire in the fiscal year ending October 31, 2026.

As of November 1, 2025 and November 2, 2024, the Company had unrealized tax benefits, net of indirect tax benefits, of $166.2 million and $162.7 million, respectively, which if settled in the Company's favor, would lower the Company's effective tax rate in the period recorded. Liabilities for unrealized tax benefits are primarily classified as non-current because the Company believes that the ultimate payment or settlement of these liabilities will not occur within the next twelve months. As of November 1, 2025 and November 2, 2024, the Company had liabilities of approximately $87.8 million and $73.7 million, respectively, for interest and penalties, which is included within the provision for income taxes in the Consolidated Statements of Income.

The following table summarizes the changes in the total amounts of unrealized tax benefits for fiscal 2023 through fiscal 2025:

	Unrealized Tax Benefits
Balance, October 29, 2022	**$ 165,327**
Additions for tax positions related to current year	5,895
Additions for tax positions related to prior years	17,096
Reductions due to lapse of applicable statute of limitations	(903)
Balance, October 28, 2023	**$ 187,415**
Additions for tax positions related to current year	5,793
Reductions for tax positions related to prior years	(27,499)
Reductions due to lapse of applicable statute of limitations	(3,013)
Balance, November 2, 2024	**$ 162,696**
Additions for tax positions related to current year	5,603
Additions for tax positions related to prior years	38
Reductions due to lapse of applicable statute of limitations	(2,139)
Balance, November 1, 2025	**$ 166,198**

In fiscal 2025, the Company continued to engage in discussions with tax authorities regarding tax matters in various jurisdictions. It is reasonably possible that the balance of unrealized tax benefits, including accrued interest and penalties, could decrease by up to $150.0 million within the next twelve months due to the completion of federal tax audits, including any administrative appeals. The $150.0 million primarily relates to matters involving federal taxation of international income and cross-border transactions.

The Company has numerous audits ongoing throughout the world including: an IRS income tax audit for the fiscal years ended October 30, 2021 (fiscal 2021), November 2, 2019 (fiscal 2019) and November 3, 2018 (fiscal 2018); an IRS income tax audit for Maxim's fiscal years ended June 27, 2015 through August 26, 2021; and various U.S. state and local audits and international audits, including Irish corporate tax audits for fiscal 2021. The Company's U.S. federal income tax returns prior to fiscal 2018 are no longer subject to examination, except for the applicable Maxim fiscal years noted above.

During fiscal 2025, the Company received an assessment from the U.S. Internal Revenue Service (IRS) for fiscal 2018 and fiscal 2019, totaling approximately $267.0 million, excluding penalties and interest. The assessment pertains to transfer pricing arrangements between the Company and one of its wholly-owned foreign subsidiaries. The Company firmly disagrees with this assessment and maintains that its transfer pricing is appropriate. Consequently, the Company has not recorded any additional tax liability related to fiscal 2018 and fiscal 2019 in relation to this issue, nor to any other periods. The Company intends to vigorously defend its original tax return position and is currently preparing for an appeal with the IRS. Should the IRS ultimately prevail regarding its assessments for fiscal 2018 and fiscal 2019, such a resolution, along with any potential impact on subsequent fiscal years, could have a material adverse effect on the Company's income tax expense and net earnings in future periods.

11. Revolving Credit Facility

On April 11, 2025, the Company entered into a Fourth Amended and Restated Credit Agreement with Bank of America, N.A. as administrative agent and the other banks identified therein as lenders (the Revolving Credit Agreement). The Revolving Credit Agreement provides for a five-year, unsecured, revolving credit facility in an aggregate principal amount not to exceed $3.0 billion (subject to certain terms and conditions).

Revolving loans under the Revolving Credit Agreement can be Term SOFR Loans or Base Rate Loans (each as defined in the Revolving Credit Agreement) at the Company's option. Each Term SOFR Loan will bear interest at a rate per annum equal to the applicable adjusted term SOFR plus a margin based on the Company's Debt Ratings (as defined in the Revolving Credit Agreement) from time to time of between 0.46% and 0.90%. As of November 1, 2025, the Company had no outstanding borrowings under this revolving credit facility but may borrow in the future and use the proceeds for repayment of existing indebtedness, stock repurchases, acquisitions, capital expenditures, working capital and other lawful corporate purposes.

In addition, the Company has agreed to pay a facility fee based on the Company's Debt Ratings from time to time of between 0.040% and 0.100% multiplied by the actual daily amount of the Commitments (as defined in the Revolving Credit Agreement) in effect. The Revolving Credit Agreement includes a multicurrency borrowing feature for certain specified foreign currencies. The Company will guarantee the obligations of each subsidiary that is named a Designated Borrower under the Revolving Credit Agreement.

The Revolving Credit Agreement contains customary representations and warranties, and affirmative and negative covenants and events of default applicable to the Company and its subsidiaries. As of November 1, 2025, the Company was in compliance with these covenants.

12. Debt

On June 16, 2025, in an underwritten public offering, the Company issued $850.0 million aggregate principal amount of 4.250% senior notes due June 15, 2028 (the 2028 Notes) and $650.0 million aggregate principal amount of 4.500% senior notes due June 15, 2030 (the 2030 Notes), in each case with semi-annual fixed interest payments due on June 15 and December 15 of each year, commencing December 15, 2025. The aggregate net proceeds of the offering were $1.5 billion, after discounts and issuance costs. Prior to May 15, 2028 with respect to the 2028 Notes and May 15, 2030 with respect to the 2030 Notes (the date that is one month prior to the maturity date of each series of notes), the Company may, at its option, redeem the 2028 or 2030 Notes, as applicable, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2028 Notes matured on June 15, 2028 and the 2030 Notes matured on June 15, 2030) on a semi-annual basis at the applicable treasury rate plus 10 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2028 or 2030 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after May 15, 2028 with respect to the 2028 Notes or May 15, 2030 with respect to the 2030 Notes, the Company may, at its option, redeem the 2028 or 2030 Notes, as applicable, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2028 or 2030 Notes, as applicable, being redeemed plus accrued and unpaid interest thereon to the redemption date. The 2028 and 2030 Notes are unsecured and rank equally in right of payment with all of the Company's other existing and future unsecured senior indebtedness.

The Company's debt consisted of the following as of November 1, 2025 and November 2, 2024:

	November 1, 2025	November 2, 2024
Fixed-rate 3.500% Senior Notes due on December 5, 2026	$ 900,000	$ 900,000
Fixed-rate 3.450% Senior Notes due on June 15, 2027	440,212	440,212
Fixed-rate 4.250% Senior Notes due on June 15, 2028	850,000	—
Fixed-rate 1.700% Sustainability-Linked Senior Notes due on October 1, 2028	750,000	750,000
Fixed-rate 4.500% Senior Notes due on June 15, 2030	650,000	—
Fixed-rate 2.100% Senior Notes due on October 1, 2031 (1)	1,000,000	1,000,000
Fixed-rate 4.250% Senior Notes due on October 1, 2032	300,000	300,000
Fixed-rate 5.050% Senior Notes due on April 1, 2034	550,000	550,000
Fixed-rate 4.500% Senior Notes due on December 5, 2036	144,278	144,278
Fixed-rate 2.800% Senior Notes due on October 1, 2041	750,000	750,000
Fixed-rate 5.300% Senior Notes due on December 15, 2045	332,587	332,587
Fixed-rate 2.950% Senior Notes due on October 1, 2051	1,000,000	1,000,000
Fixed-rate 5.300% Senior Notes due on April 1, 2054	550,000	550,000
Total Long-Term Debt	8,217,077	6,717,077
Fixed-rate 2.950% Senior Notes due on April 1, 2025	—	400,000
Commercial paper notes	446,639	547,738
Total Short-Term Debt	446,639	947,738
Unamortized discounts, debt issuance costs and fair value adjustments	(72,011)	(83,128)
Total Debt	$ 8,591,705	$ 7,581,687

_____

(1) Includes fair value adjustment related to interest rate swap related to outstanding debt. See Note 2i, *Derivative Instruments and Hedge Agreements,* for more information.

The indentures governing the Company's senior notes contain covenants that, among other things, limit the Company's ability to incur, create, assume or guarantee any debt for borrowed money secured by a lien upon a principal property; enter into certain sale and lease-back transactions with respect to a principal property; and consolidate with or merge into, or transfer or lease all or substantially all of its assets to, any other party. As of November 1, 2025, the Company was in compliance with all covenants under its debt agreements.

13.   Subsequent Events

On November 24, 2025, the Board of Directors of the Company declared a cash dividend of $0.99 per outstanding share of common stock. The dividend will be paid on December 22, 2025 to all shareholders of record at the close of business on December 8, 2025 and is expected to total approximately $484.8 million.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

(a) *Evaluation of Disclosure Controls and Procedures.* Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of Analog's disclosure controls and procedures as of November 1, 2025. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of November 1, 2025, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

(b) *Management's Report on Internal Control Over Financial Reporting.*

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of November 1, 2025. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated 2013 Framework.

Based on this assessment, our management concluded that, as of November 1, 2025, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm that audited the financial statements included in this annual report has issued an attestation report on our internal control over financial reporting. This report appears below.

(c) *Attestation Report of the Registered Public Accounting Firm*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Analog Devices, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Analog Devices, Inc.'s internal control over financial reporting as of November 1, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Analog Devices, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of November 1, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of November 1, 2025 and November 2, 2024, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended November 1, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) and our report dated November 25, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Boston, Massachusetts
November 25, 2025

(d) *Changes in Internal Controls over Financial Reporting.* No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) occurred during the fiscal quarter ended November 1, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

None of our officers or directors adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K) during the fourth quarter of fiscal 2025.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this item will be included in our 2026 proxy statement to be filed with the SEC within 120 days after November 1, 2025 and is incorporated herein by reference.

We have adopted a written code of business conduct and ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and have posted it in the Corporate Governance section of our website which is located at www.analog.com. To the extent permitted by Nasdaq and SEC regulations, we intend to satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding any amendments to, or waivers from, our code of business conduct and ethics by posting such information on our website which is located at www.analog.com.

We have adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by our directors, officers and employees that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable listing standards.

During fiscal 2025, we made no material change to the procedures by which shareholders may recommend nominees to our Board of Directors, as described in our 2025 proxy statement.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this item will be included in our 2026 proxy statement to be filed with the SEC within 120 days after November 1, 2025 and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item will be included in our 2026 proxy statement to be filed with the SEC within 120 days after November 1, 2025 and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this item will be included in our 2026 proxy statement to be filed with the SEC within 120 days after November 1, 2025 and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered accounting firm is Ernst & Young, Boston, Massachusetts (PCAOB ID: 42).

Information required by this item will be included in our 2026 proxy statement to be filed with the SEC within 120 days after November 1, 2025 and is incorporated herein by reference.

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following are filed as part of this Annual Report on Form 10-K:

1.   Financial Statements

The following consolidated financial statements are included in Item 8 of this Annual Report on Form 10-K:

— Consolidated Statements of Income for the years ended November 1, 2025, November 2, 2024 and October 28, 2023

— Consolidated Statements of Comprehensive Income for the years ended November 1, 2025, November 2, 2024 and October 28, 2023

— Consolidated Balance Sheets as of November 1, 2025 and November 2, 2024

— Consolidated Statements of Shareholders' Equity for the years ended November 1, 2025, November 2, 2024 and October 28, 2023

— Consolidated Statements of Cash Flows for the years ended November 1, 2025, November 2, 2024 and October 28, 2023

2.   Financial Statement Schedules

Schedule II — Valuation and Qualifying Accounts

All other schedules have been omitted since the required information is not present, or not present in amounts sufficient to require submission of the schedule or because the information required is included in the Consolidated Financial Statements or the Notes thereto.

3.   Exhibits

Exhibit No.	Description
3.1	Amended and Restated Articles of Organization of Analog Devices, Inc., adopted as of March 12, 2025, filed as exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 3, 2025 as filed with the Commission on May 22, 2025 and incorporated herein by reference.
3.2	Second Amended and Restated By-Laws of Analog Devices, Inc., filed as exhibit 3.1 to the Company's Current Report on Form 8-K as filed with the Commission on January 13, 2025 and incorporated herein by reference.
4.1	Indenture, dated as of June 3, 2013, by and between Analog Devices, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, filed as exhibit 4.1 to the Company's Current Report on Form 8-K as filed with the Commission on June 3, 2013 and incorporated herein by reference.
4.2	Supplemental Indenture, dated December 14, 2015, between Analog Devices, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (including the forms of note contained therein), filed as exhibit 4.2 to the Company's Current Report on Form 8-K as filed with the Commission on December 14, 2015 and incorporated herein by reference.
4.3	Supplemental Indenture, dated December 5, 2016, between Analog Devices, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (including the forms of note contained therein), filed as exhibit 4.2 to the Company's Current Report on Form 8-K as filed with the Commission on December 5, 2016 and incorporated herein by reference.
4.4	Supplemental Indenture, dated October 5, 2021, between Analog Devices, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (including the forms of note contained therein), filed as exhibit 4.2 to the Company's Current Report on Form 8-K as filed with the Commission on October 5, 2021 and incorporated herein by reference.
4.5	Supplemental Indenture, dated September 15, 2022, between Analog Devices, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (including the form of note contained therein), filed as exhibit 4.2 to the Company's Current Report on Form 8-K as filed with the Commission on September 15, 2022 and incorporated herein by reference.
4.6	Supplemental Indenture, dated as of October 7, 2022, between Analog Devices, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (including the form of note contained therein), filed as exhibit 4.2 to the Company's Current Report on Form 8-K as filed with the Commission on October 7, 2022 and incorporated herein by reference.

Exhibit No.	Description
4.7	Supplemental Indenture, dated as of April 3, 2024, between Analog Devices, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (including the form of note contained therein), filed as exhibit 4.2 to the Company's Current Report on Form 8-K as filed with the Commission on April 3, 2024 and incorporated herein by reference.
4.8	Supplemental Indenture, dated as of June 16, 2025, between Analog Devices, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (including the form of note contained therein), filed as exhibit 4.2 to the Company's Current Report on Form 8-K as filed with the Commission on June 16, 2025 and incorporated herein by reference.
†4.9	Description of the Registrant's Securities.
*10.1	Analog Devices, Inc. Amended and Restated Deferred Compensation Plan, filed as exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended October 28, 2023 as filed with the Commission on November 21, 2023 and incorporated herein by reference.
*10.2	Trust Agreement for Deferred Compensation Plan dated as of October 1, 2003 between Analog Devices, Inc. and Fidelity Management Trust Company, filed as exhibit 10.28 to the Company's Annual Report on Form 10-K for the fiscal year ended November 1, 2003 as filed with the Commission on December 23, 2003 and incorporated herein by reference.
*10.3	First Amendment to Trust Agreement for Deferred Compensation Plan between Analog Devices, Inc. and Fidelity Management Trust Company dated as of January 1, 2005, filed as exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended October 28, 2006 as filed with the Commission on November 20, 2006 and incorporated herein by reference.
*10.4	Second Amendment to Trust Agreement for Deferred Compensation Plan between Analog Devices, Inc. and Fidelity Management Trust Company dated as of December 10, 2007, filed as exhibit 10.41 to the Company's Annual Report on Form 10-K for the fiscal year ended November 1, 2008 as filed with the Commission on November 25, 2008 and incorporated herein by reference.
*10.5	Amended and Restated 2006 Stock Incentive Plan of Analog Devices, Inc., filed as exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 1, 2014 as filed with the Commission on February 18, 2014 and incorporated herein by reference.
*10.6	Form of Global Non-Qualified Stock Option Agreement for Employees for usage under the Company's Amended and Restated 2006 Stock Incentive Plan, filed as exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 2, 2019 as filed with the Commission on February 20, 2019 and incorporated herein by reference.
*10.7	Form of Non-Qualified Stock Option Agreement for Directors for usage under the Company's Amended and Restated 2006 Stock Incentive Plan, filed as exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 28, 2017 as filed with the Commission on February 15, 2017 and incorporated herein by reference.
*10.8	Analog Devices, Inc. 2020 Equity Incentive Plan, filed as Appendix B to the Company's Definitive Proxy Statement on Schedule 14A, as filed with the Commission on January 24, 2020 and incorporated herein by reference.
*10.9	Form of Global Non-Qualified Stock Option Agreement for Employees for usage under the Company's 2020 Equity Incentive Plan, filed as exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 1, 2020 as filed with the Commission on February 19, 2020 and incorporated herein by reference.
*10.10	Non-Qualified Performance Stock Option Agreement – CEO Performance Stock Option Award, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the Commission on December 17, 2020 and incorporated herein by reference.
*10.11	Form of Global Non-Qualified Stock Option Agreement for Employees for usage under the Company's 2020 Equity Incentive Plan adopted December 8, 2020, filed as exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 30, 2021 as filed with the Commission on February 17, 2021 and incorporated herein by reference.
*10.12	Form of Global Restricted Stock Unit Agreement for Employees for usage under the Company's 2020 Equity Incentive Plan adopted December 7, 2021, filed as exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 29, 2022 as filed with the Commission on February 16, 2022 and incorporated herein by reference.
*10.13	Form of EVP Global Restricted Stock Unit Agreement for Employees for usage under the Company's 2020 Equity Incentive Plan adopted March 7, 2022, filed as exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2022 as filed with the Commission on May 18, 2022 and incorporated herein by reference.

Exhibit No.	Description
*10.14	Form of EVP Performance Restricted Stock Unit Agreement for Employees for usage under the Company's 2020 Equity Incentive Plan adopted March 7, 2022, filed as exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2022 as filed with the Commission on May 18, 2022 and incorporated herein by reference.
*10.15	Form of Relative Total Shareholder Return Performance Restricted Stock Unit Agreement for Employees for usage under the Company's 2020 Equity Incentive Plan adopted April 4, 2022, filed as exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2022 as filed with the Commission on May 18, 2022 and incorporated herein by reference.
*10.16	Form of Executive Relative Total Shareholder Return Performance Restricted Stock Unit Agreement for Employees for usage under the Company's 2020 Equity Incentive Plan adopted June 6, 2022, filed as exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 30, 2022 as filed with the Commission on August 17, 2022 and incorporated herein by reference.
*10.17	Form of Executive Financial Performance Restricted Stock Unit Agreement for Employees for usage under the Company's 2020 Equity Incentive Plan adopted June 6, 2022, filed as exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 30, 2022 as filed with the Commission on August 17, 2022 and incorporated herein by reference.
*10.18	Form of Global Non-Qualified Stock Option Agreement for Employees for usage under the Company's 2020 Equity Incentive Plan adopted December 5, 2022, filed as exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 28, 2023 as filed with the Commission on February 15, 2023 and incorporated herein by reference.
*10.19	Form of Global Restricted Stock Unit Agreement for Employees for usage under the Company's 2020 Equity Incentive Plan adopted December 5, 2022, filed as exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 28, 2023 as filed with the Commission on February 15, 2023 and incorporated herein by reference.
*10.20	Form of Financial Metric Performance Restricted Stock Unit Agreement for Employees for usage under the Company's 2020 Equity Incentive Plan adopted December 5, 2022, filed as exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 28, 2023 as filed with the Commission on February 15, 2023 and incorporated herein by reference.
*10.21	Form of Relative Total Shareholder Return Performance Restricted Stock Unit Agreement for Employees for usage under the Company's 2020 Equity Incentive Plan adopted December 5, 2022, filed as exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 28, 2023 as filed with the Commission on February 15, 2023 and incorporated herein by reference.
*10.22	Form of Relative Total Shareholder Return Performance Restricted Stock Unit Agreement for Employees for usage under the Company's 2020 Equity Incentive Plan adopted April 3, 2023, filed as exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2023 as filed with the Commission on May 24, 2023 and incorporated herein by reference.
*10.23	Form of Global Non-Qualified Stock Option Agreement for Employees for usage under the Company's 2020 Equity Incentive Plan adopted December 11, 2023, filed as exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 3, 2024 as filed with the Commission on February 21, 2024 and incorporated herein by reference.
*10.24	Form of Global Restricted Stock Unit Agreement for Employees for usage under the Company's 2020 Equity Incentive Plan adopted December 11, 2023, filed as exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 3, 2024 as filed with the Commission on February 21, 2024 and incorporated herein by reference.
*10.25	Form of Financial Metric Performance Restricted Stock Unit Agreement for Employees for usage under the Company's 2020 Equity Incentive Plan adopted December 11, 2023, filed as exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 3, 2024 as filed with the Commission on February 21, 2024 and incorporated herein by reference.
*10.26	Form of Relative Total Shareholder Return Performance Restricted Stock Unit Agreement for Employees for usage under the Company's 2020 Equity Incentive Plan adopted December 11, 2023, filed as exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 3, 2024 as filed with the Commission on February 21, 2024 and incorporated herein by reference.
*10.27	Form of Financial Metric Performance Restricted Stock Unit Agreement for Employees for usage under the Company's 2020 Equity Incentive Plan adopted September 10, 2024, filed as exhibit 10.57 to the Company's Annual Report on Form 10-K for the fiscal year ended November 2, 2024 as filed with the Commission on November 26, 2024 and incorporated by reference herein
*10.28	Form of Restricted Stock Unit Agreement for Non-Employee Directors for usage under the Company's 2020 Equity Incentive Plan adopted December 10, 2024, filed as exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 1, 2025 as filed with the Commission on February 19, 2025 and incorporated herein by reference.

Exhibit No.	Description
*10.29	Form of Global Non-Qualified Stock Option Agreement for Employees for usage under the Company's 2020 Equity Incentive Plan adopted December 10, 2024, filed as exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 1, 2025 as filed with the Commission on February 19, 2025 and incorporated herein by reference.
*10.30	Form of Global Restricted Stock Unit Agreement for Employees for usage under the Company's 2020 Equity Incentive Plan adopted December 10, 2024, filed as exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 1, 2025 as filed with the Commission on February 19, 2025 and incorporated herein by reference.
*10.31	Form of Financial Metric Performance Restricted Stock Unit Agreement for Employees for usage under the Company's 2020 Equity Incentive Plan adopted December 10, 2024, filed as exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 1, 2025 as filed with the Commission on February 19, 2025 and incorporated herein by reference.
*10.32	Form of Relative Total Shareholder Return Performance Restricted Stock Unit Agreement for Employees for usage under the Company's 2020 Equity Incentive Plan adopted December 10, 2024, filed as exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 1, 2025 as filed with the Commission on February 19, 2025 and incorporated herein by reference.
*10.33	Amended and Restated 1996 Stock Incentive Plan, filed as exhibit 10.36 to the Company's Annual Report on Form 10-K for the fiscal year ended October 30, 2021 as filed with the Commission on December 3, 2021 and incorporated herein by reference.
*10.34	Form of Global Restricted Stock Unit Agreement for usage under the Amended and Restated 1996 Stock Incentive Plan, filed as exhibit 10.37 to the Company's Annual Report on Form 10-K for the fiscal year ended October 30, 2021 as filed with the Commission on December 3, 2021 and incorporated herein by reference.
*10.35	Form of Global Non-Qualified Stock Option Agreement for usage under the Amended and Restated 1996 Stock Incentive Plan, filed as exhibit 10.38 to the Company's Annual Report on Form 10-K for the fiscal year ended October 30, 2021 as filed with the Commission on December 3, 2021 and incorporated herein by reference.
*10.36	Form of Global Restricted Stock Unit Agreement for Employees for usage under the Company's 1996 Stock Incentive Plan adopted December 7, 2021, filed as exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 29, 2022 as filed with the Commission on February 16, 2022 and incorporated herein by reference.
*10.37	Form of Global Non-Qualified Stock Option Agreement for usage under the Company's Amended and Restated 1996 Stock Incentive Plan adopted December 5, 2022, filed as exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 28, 2023 as filed with the Commission on February 15, 2023 and incorporated herein by reference.
*10.38	Form of Global Restricted Stock Unit Agreement for Employees for usage under the Company's Amended and Restated 1996 Stock Incentive Plan adopted December 5, 2022, filed as exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 28, 2023 as filed with the Commission on February 15, 2023 and incorporated herein by reference.
*10.39	Form of Global Non-Qualified Stock Option Agreement for usage under the Company's Amended and Restated 1996 Stock Incentive Plan adopted December 11, 2023, filed as exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 3, 2024 as filed with the Commission on February 21, 2024 and incorporated herein by reference.
*10.40	Form of Global Restricted Stock Unit Agreement for Employees for usage under the Company's Amended and Restated 1996 Stock Incentive Plan adopted December 11, 2023, filed as exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 3, 2024 as filed with the Commission on February 21, 2024 and incorporated herein by reference.
*10.41	Form of Employee Retention Agreement, filed as exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 5, 2012 as filed with the Commission on May 22, 2012 and incorporated herein by reference.
*10.42	Employee Change in Control Severance Policy of Analog Devices, Inc., as amended, filed as exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended October 30, 1999 as filed with the Commission on January 28, 2000 and incorporated herein by reference.
*10.43	Senior Management Change in Control Severance Policy of Analog Devices, Inc., as amended, filed as exhibit 10.21 to the Company's Annual Report on Form 10-K for the fiscal year ended October 30, 1999 as filed with the Commission on January 28, 2000 and incorporated herein by reference.
*10.44	Form of Indemnification Agreement for Directors and Officers, filed as exhibit 10.30 to the Company's Annual Report on Form 10-K for the fiscal year ended November 1, 2008 as filed with the Commission on November 25, 2008 and incorporated herein by reference.

Exhibit No.	Description
10.45	Fourth Amended and Restated Credit Agreement, dated as of April 11, 2025, among Analog Devices, Inc., as Borrower, Bank of America, N.A. as Administrative Agent, Swing Line Lender and L/C Issuer, and each lender from time to time party thereto, filed as exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the Commission on April 11, 2025 and incorporated herein by reference.
*10.46	Analog Devices, Inc. Amended & Restated 2022 Employee Stock Purchase Plan, filed as exhibit 10.63 to the Company's Annual Report on Form 10-K for the fiscal year ended October 28, 2023 as filed with the Commission on November 21, 2023 and incorporated herein by reference.
*10.47	Executive Performance Incentive Plan effective November 3, 2024, filed as exhibit 10.52 to the Company's Annual Report on Form 10-K for the fiscal year ended November 2, 2024 as filed with the Commission on November 26, 2024 and incorporated herein by reference.
†*10.48	Executive Performance Incentive Plan effective November 2, 2025.
*10.49	Offer Letter for Richard C. Puccio, Jr. dated January 17, 2024, filed as exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 3, 2024 as filed with the Commission on February 21, 2024 and incorporated herein by reference.
*10.50	Offer Letter for Katsu Nakamura dated November 1, 2024, filed as exhibit 10.56 to the Company's Annual Report on Form 10-K for the fiscal year ended November 2, 2024 as filed with the Commission on November 26, 2024 and incorporated by reference herein.
*10.51	Offer Letter for Martin Cotter dated November 20, 2024, filed as exhibit 10.58 to the Company's Annual Report on Form 10-K for the fiscal year ended November 2, 2024 as filed with the Commission on November 26, 2024 and incorporated herein by reference.
†19	Analog Devices, Inc. Insider Trading Policy.
†21	Subsidiaries of the Company.
†23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
†31.1	Certification Pursuant to Rule 13a-14(a) and 15d-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Chief Executive Officer).
†31.2	Certification Pursuant to Rule 13a-14(a) and 15d-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Chief Financial Officer).
††32.1	Certification Pursuant to 18 U.S.C. Section 1350 (Chief Executive Officer).
††32.2	Certification Pursuant to 18 U.S.C. Section 1350 (Chief Financial Officer).
†97	Analog Devices, Inc. Compensation Recovery Policy.
101. INS	The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the inline XBRL document.**
101. SCH	Inline XBRL Schema Document.**
101. CAL	Inline XBRL Calculation Linkbase Document.**
101. LAB	Inline XBRL Labels Linkbase Document.**
101. PRE	Inline XBRL Presentation Linkbase Document.**
101. DEF	Inline XBRL Definition Linkbase Document**
104	Cover page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101).

———————————————————

†	Filed herewith.
††	Furnished herewith.
*	Management contracts and compensatory plan or arrangements required to be filed as an Exhibit pursuant to Item 15(b) of Form 10-K.
**	Submitted electronically herewith.

ANALOG DEVICES, INC.
ANNUAL REPORT ON FORM 10-K
YEAR ENDED NOVEMBER 1, 2025
FINANCIAL STATEMENT SCHEDULE

ANALOG DEVICES, INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Years ended November 1, 2025, November 2, 2024 and October 28, 2023

(dollar amounts in thousands)

Description	Balance at Beginning of Period	Additions (Reductions) Charged to Income Statement	Other	Balance at End of Period
Valuation Allowance for Deferred Tax Asset:				
Year ended October 28, 2023	$ 339,105	$ (6,641)	$ —	$ 332,464
Year ended November 2, 2024	$ 332,464	$ 10,615	$ —	$ 343,079
Year ended November 1, 2025	$ 343,079	$ (79,204)	$ —	$ 263,875

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANALOG DEVICES, INC.

Date: November 25, 2025   By: /s/ Vincent Roche

                                       Vincent Roche
             Chief Executive Officer and Chair of the Board of Directors
                          (Principal Executive Officer)

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Vincent Roche Vincent Roche	Chief Executive Officer and Chair of the Board of Directors (Principal Executive Officer)	November 25, 2025
/s/ Richard C. Puccio, Jr. Richard C. Puccio, Jr.	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	November 25, 2025
/s/ Michael Sondel Michael Sondel	Corporate Vice President and Chief Accounting Officer (Principal Accounting Officer)	November 25, 2025
/s/ André Andonian André Andonian	Director	November 25, 2025
/s/ Edward H. Frank Edward H. Frank	Director	November 25, 2025
/s/ Karen M. Golz Karen M. Golz	Director	November 25, 2025
/s/ Peter B. Henry Peter B. Henry	Director	November 25, 2025
/s/ Stephen M. Jennings Stephen M. Jennings	Director	November 25, 2025
/s/ Mercedes Johnson Mercedes Johnson	Director	November 25, 2025
/s/ Ray Stata Ray Stata	Director	November 25, 2025
/s/ Andrea F. Wainer Andrea F. Wainer	Director	November 25, 2025
/s/ Susie Wee Susie Wee	Director	November 25, 2025

Board of Directors

Nominees at the Annual Meeting

VINCENT ROCHE
Chief Executive Officer and Chair of the Board of Directors

STEPHEN M. JENNINGS
Lead Independent Director and Former Principal of Deloitte LLP

ANDRÉ ANDONIAN
Chief Executive Officer of Andonian Advisory Pte. Ltd., Chair of Asia Pacific and Strategic Advisor at Flagship Pioneering, and Senior Advisor - Senior Partner Emeritus at McKinsey & Company

EDWARD H. FRANK, PH.D.
Executive Chair of Gradient Technologies

KAREN M. GOLZ
Former Global Vice Chair of Ernst & Young LLP

PETER B. HENRY, PH.D.
Class of 1984 Senior Fellow at Stanford University's Hoover Institution and Senior Fellow at Stanford's Freeman Spogli Institute for International Studies

MERCEDES JOHNSON
Former Chief Financial Officer of Avago Technologies (now Broadcom)

YOKY MATSUOKA, PH.D.
Executive Officer of Panasonic Holdings Corporation

RAY STATA
Co-Founder and Former Chair of the Board of Directors of Analog Devices, Inc.

ANDREA F. WAINER
Former Executive Vice President, Rapid and Molecular Diagnostics, Abbott Laboratories

Leadership Team

VINCENT ROCHE
Chief Executive Officer and Chair of the Board of Directors

JANENE ASGEIRSSON
Senior Vice President, Chief Legal Officer, and Corporate Secretary

MARTIN COTTER
Senior Vice President, Vertical Business Units and President, Analog Devices EMEA

VENU GOPINATHAN
ADI Fellow and Vice President, Emerging Business and Innovation

VIVEK JAIN
Executive Vice President, Global Operations and Technology

KATSU NAKAMURA
Senior Vice President and Chief Customer Officer

ROB OSHANA
Senior Vice President, Software and Digital Platforms Group

RICHARD C. PUCCIO, JR.
Executive Vice President and Chief Financial Officer

STEPHANIE SIDELKO
Vice President, Head of Strategy and Chief of Staff to the Chief Executive Officer

MARIYA TRICKETT
Senior Vice President and Chief People Officer

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

TRANSFER AGENT
Computershare
P.O. Box 43006
Providence, RI 02940-3006
(877) 282-1168 (U.S.)
(781) 575-2715 (Outside U.S.)
http://www.computershare.com/investor

SHAREHOLDER INQUIRIES
Shareholders of record should contact Computershare with inquiries about their holdings, dividends, transfers of ownership, address changes or account consolidations.

STOCK TRADING
Analog Devices' common stock trades on The Nasdaq Global Select Market under the symbol ADI.

OTHER INFORMATION
To obtain a free copy of the 2025 Annual Report on Form 10-K, Corporate Governance Guidelines, Code of Business Conduct and

Ethics, or additional information, visit investor.analog.com or write to:

Analog Devices, Inc.
Investor Relations
One Analog Way
Wilmington, MA 01887
Email: investor.relations@analog.com

ANNUAL MEETING
Analog Devices will hold its Annual Shareholders' Meeting at 9:00 a.m. (local time) on Wednesday, March 11, 2026 at 125 Summer Street, Boston, MA 02110.





